As filed with the Securities and Exchange Commission on September 27, 2021.
Registration Statement File No. [      ]
Registration Statement File No. 811-09020
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6
REGISTRATION STATEMENT
☒ UNDER THE SECURITIES ACT OF 1933
  ☐ Pre-Effective Amendment No.
  ☐ Post-Effective Amendment No.
and/or
REGISTRATION STATEMENT
☒ UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ Amendment No. 36
(Check appropriate box or boxes.)
C.M. Life Variable Life Separate Account I
(Exact Name of Registrant)
C.M. Life Insurance Company
(Name of Depositor)
(Address of Depositor’s Principal Executive Offices)
100 Bright Meadow Boulevard
Enfield, CT 06082-1981
(413) 788-8411
(Depositor’s Telephone Number)

John E. Deitelbaum
Senior Vice President
C.M. Life Insurance Company
100 Bright Meadow Boulevard
Enfield, CT 06082-1981
(Name and Address of Agent for Service)
Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.
It is proposed that this filing will become effective on [    ]
This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

C.M. Life Electrum SelectSM
Issued by C.M. Life Insurance Company
C.M. Life Variable Life Separate Account I
This prospectus describes a flexible premium, adjustable, variable life insurance policy (policy) issued by C.M. Life Insurance Company. In this prospectus, the “Company,” “we,” “us,” and “our” refer to C.M. Life Insurance Company (C.M. Life). While this policy is In Force, it provides lifetime insurance protection on the Insured.
The Policy Owner (you or your) has a number of investment choices including a Guaranteed Principal Account (GPA) and one or more variable investment divisions (Separate Account Divisions) offered through our separate account, C.M. Life Variable Life Separate Account I (Separate Account). Each Separate Account Division, in turn, invests in the Funds listed in Appendix A to this prospectus.
You bear the investment risks of any premium allocated to these Separate Account Divisions. The death benefit may vary and the Surrender Value will vary, depending on the investment performance of the Funds.
We will deliver to you copies of the current Fund prospectuses and/or summary prospectuses, which contain detailed information about the Funds. Visit MassMutual.com/Electrum-Select to access this prospectus, as well as the current Fund prospectuses and summary prospectuses, or request copies from our Administrative Office.
The policy provides life insurance protection. It is not a way to invest in mutual funds. Replacing any existing life insurance policy with this policy or financing the purchase of the policy through a loan or through withdrawals from another policy may not be to your advantage. Before purchasing, you should consider the policy in conjunction with other life insurance you own.
The policy is not (1) a bank or credit union deposit or obligation; (2) FDIC or NCUA insured; (3) insured by any federal government agency or (4) guaranteed by any bank or credit union. The policy may go down in value and provides guarantees that are subject to our financial strength and claims-paying ability. This prospectus is not an offer to sell the policy in any jurisdiction where it is illegal to offer the policy nor is it an offer to sell the policy to anyone to whom it is illegal to offer the policy.
To learn more about the policy, you can obtain a copy of the Statement of Additional Information (SAI). The SAI is incorporated into this prospectus by reference and is legally part of this prospectus. We filed the SAI with the Securities and Exchange Commission (SEC). The SEC maintains a website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC.
For a free copy of the SAI, other information about this policy, or general inquiries, contact our Administrative Office at the address and phone number below:
Massachusetts Mutual Life Insurance Company
BOLI/COLI Document Management Hub
1295 State Street
PO Box 2488
Springfield, MA 01101-2488
(800) 665-2654
(Fax) (860) 562-6154
(Email) BOLICOLIService@MassMutual.com
www.MassMutual.com
You may request a free personalized illustration of death benefits, Surrender Values, and Account Values from your registered representative or by calling our Administrative Office.
YOU MAY CANCEL YOUR POLICY WITHIN 10 DAYS OF RECEIVING IT WITHOUT PAYING FEES OR PENALTIES.
In some states this cancellation period may be longer. Upon cancellation, you will receive a full refund of the premiums you paid plus interest credited to this policy under the GPA plus or minus an amount that reflects the investment experience of the Separate Account Divisions less any withdrawals and any Policy Debt. You should review the prospectus, or consult with your investment professional, for additional information about the specific calculation terms that apply.
Additional information about certain investment products, including variable life insurance policies, has been prepared by the Securities and Exchange Commission staff and is available at investor.gov.

A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. The information in this prospectus is not complete and may be amended. We may not sell these securities nor may we accept offers to buy these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state that does not permit the offer or sale.

The SEC has not approved or disapproved this policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.
Please read this prospectus before investing. You should keep it for future reference.
Effective [     ], 2021

AN3603

Glossary
We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the policy, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms.
Account Value.  The value of your investment in the Separate Account Divisions and the GPA.
Accumulation Unit. A unit of measure that we use to determine the value in each Separate Account Division.
Administrative Office.  Massachusetts Mutual Life Insurance Company, BOLICOLI Document Management Hub, 1295 State Street, PO Box 2488, Springfield, MA 01101-2488, (800) 665-2654, (Fax) (860) 562-6154, BOLICOLIService@MassMutual.com, www.MassMutual.com
Attained Age.  Insured’s age on the Issue Date, plus the number of completed Policy Years.
Base Selected Face Amount. An amount used to determine the insurance coverage provided by the base policy while it is In Force.
Case. One or more policies issued to the same Policy Owner.
Free Look.  Your right to cancel the policy and receive a refund.
Fund(s).  The investment entities in which the Separate Account Divisions invest.
General Investment Account. The Company’s general investment account, which supports the Company’s annuity and insurance obligations. The General Investment Account’s assets include all of our assets, with the exception of the Separate Account and the Company’s other segregated assets accounts.
Good Order.  The actual receipt by our Administrative Office of the instructions related to a request or transaction in writing (or, when permitted, by telephone, fax or website), within the time limits, if any, along with all forms, information and supporting legal documentation we require to effect the request or transaction. This information includes, to the extent applicable: the completed application or instruction form; your policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Separate Account Divisions affected by the request or transaction; the signatures of all Policy Owners; if necessary, Social Security Number or Tax Identification number; tax certification; and any other information or supporting documentation we may require including consents, certifications and guarantees. Instructions must be complete and sufficiently clear so that we do not need to exercise any discretion to follow such instructions. We may, in our sole discretion, determine whether any particular request or transaction is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time. If you have any questions, you may contact our Administrative Office before submitting the form or request.
Grace Period.  A period that begins when the Surrender Value is not sufficient to cover monthly charges due and your policy stays In Force, during which you can pay the amount of premium needed to avoid termination.
GPA Value.  The sum of your values in the GPA.
In Force.  Your policy has not terminated.
Initial Base Selected Face Amount.  The Base Selected Face Amount on the Policy Date. The minimum Initial Base Selected Face Amount is $25,000.
Insurance Risk.  The difference between the death benefit and the Account Value.
Insured.  The person on whose life the policy is issued.
Issue Date.  The date we issue the policy. The Issue Date starts the contestability and suicide periods.
Minimum Death Benefit.  The minimum amount of death benefit needed for the policy to qualify as life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended.
Modified Endowment Contract (MEC).  A Modified Endowment Contract (MEC) is a special type of life insurance under federal income tax law. Specifically, the law prescribes a test that is intended to differentiate between policies that are purchased primarily for certain tax advantages, versus policies that are purchased primarily for death protection. MECs are still life insurance and offer tax-free death benefits and tax-deferred cash value accumulation. However, pre-death distributions (including loans) are taxed as “income first” (not cost basis first), meaning they are taxable to the extent of gain in the policy. In addition, distributions may be subject to a 10% additional tax.
Monthly Calculation Date.  The Policy Date and the same day of each succeeding calendar month on which monthly charges are due on the policy.
Net Premium.  A premium payment received in Good Order minus the premium load charge and the Cash Surrender Value Enhancement Rider Charge, if applicable.
Paid Up Policy Date.  The Policy Anniversary on or next following the Insured’s 95th Birthday.
Planned Premium.  The amount selected by you to be paid periodically on the policy, which establishes the basis for the premium bills we send you.
Policy Anniversary.  The anniversary of the Policy Date.
Policy Date.  The day we first deduct monthly charges under the policy.
Policy Debt.  All outstanding loans plus accrued interest.
Policy Debt Limit.  When total Policy Debt exceeds the Account Value.
Policy Termination.  An event where your policy is no longer In Force due to the Surrender Value becoming too low to support your policy’s monthly charges.
Policy Year.  The twelve month period beginning with the Policy Date and each successive twelve month period thereafter.
Separate Account Division.  A variable investment division offered through our Separate Account that invests in the corresponding underlying Fund.
Surrender Value.  Account Value less Policy Debt.
Target Premium.  A threshold for your policy premium load charge that we establish on your Issue Date.
Term Rider Selected Face Amount.  An amount used to determine the amount of monthly term insurance provided by the Supplemental Monthly Term Insurance Rider while it is In Force.
Valuation Date.  Any day on which the net asset value of the units of each Division of the Separate Account is determined. Generally, this is any date the New York Stock Exchange (NYSE), or its successor, is open for trading. A Valuation Date ends when the NYSE closes (usually 4 p.m. Eastern Time).
Variable Account Value.  The sum of your values in the Separate Account Divisions.
Written Request.  A written or electronic communication or instruction in Good Order sent by you to us at our Administrative Office.

Important Information You Should Consider About the
C.M. Life Electrum SelectSM Life Insurance Policy
FEES AND EXPENSES				LOCATION IN PROSPECTUS
Charges for Early Withdrawals	None.			N/A
Transaction Charges
Premium Load Charge. We deduct the premium load charge from each premium you pay. The current premium load charge is 6.55% of each premium payment up to and including the Target Premium, and 0.50% of premium over the Target Premium. We may increase this charge on all policies to up to 10% of each premium.
Fee Tables – Transaction Fees Charges and Deductions – Transaction Charges
Withdrawal Charge. We deduct a withdrawal charge when you withdraw a portion of your Account Value from the policy. The charge is equal to the lesser of 2% of the amount withdrawn or $25.
Transfer Charge. We may deduct a transfer charge upon each transfer after the first 12 transfers in a Contract Year. Currently, we do not deduct a transfer charge.
Substitute Insured Charge. We deduct a substitute insured charge of $75 if the policy owner elects to substitute a new Insured.
Overloan Protection Rider. We assess a one-time charge based on the Account Value and Attained Age of the Insured when the Overloan Protection Rider is exercised.
Ongoing Fees and Expenses (annual charges)
In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance and cost of optional riders. Those fees and expenses may be based on characteristics of the Insured (e.g., age, sex, and risk classification). You should view the policy’s specifications page for rates applicable to your policy.
Fee Tables – Periodic Charges Other than Annual Fund Operating Expenses Charges and Deductions – Monthly Charges Against the Account Value Appendix A
You will also bear fees and expenses associated with the Funds you choose, as shown below.
	Annual Fee	Minimum	Maximum
	Fund options (fund fees and expenses)	%(1)	%(1)
(1)	As a percentage of Fund assets.

RISKS		LOCATION IN PROSPECTUS
Risk of Loss	You can lose money by investing in the policy, including loss of principal.	Principal Risks – Investment Risks Underlying Funds
Not a Short-Term Investment	This policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash.	Overview of the Policy – What is the policy, and what is it designed to do? Principal Risks – Suitability
Tax deferral is generally more beneficial to investors with a long time horizon.
Risks Associated with Investment Options
An investment in this policy is subject to the risk of poor investment performance and can vary depending upon the performance of the underlying Funds you choose. Each investment option (including any fixed account investment option) has its own unique risks. You should review the prospectuses for the available Funds before making an investment decision.
Principal Risks – Investment Risks Underlying Funds
Insurance Company Risks
An investment in this policy is subject to the risks related to the Depositor (MassMutual). Any obligations (including under any fixed account investment option), guarantees, or benefits of the policy are subject to the claims-paying ability of MassMutual. If MassMutual experiences financial distress, it may not be able to meet its obligations to you. More information about MassMutual, including its financial strength ratings, is available by calling (800) 665-2654 or by visiting https://www.MassMutual.com/ratings.
General Information About the Company, the Separate Account and the Underlying Funds – The Guaranteed Principal Account
Policy Termination
Your policy could terminate (or lapse) if the Account Value of the policy becomes too low to support the policy’s monthly charges, or if total Policy Debt exceeds the Account Value. Factors that may cause your policy to lapse include: insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest. If your policy lapses, you may be able to reinstate it. To reinstate your policy, you must provide us certain written materials we require as well as a premium payment sufficient to keep the policy In Force for three months after reinstatement. The death benefit will not be paid if the policy has lapsed.
Principal Risks – Policy Termination Policy Termination and Reinstatement

RESTRICTIONS			LOCATION IN PROSPECTUS
Investments
Generally, you may transfer Account Value among the Separate Account Divisions and the GPA, subject to certain limitations. We also offer two automated transfer programs: Automated Account Value Transfer and Automated Account Re-balancing.
Transfers General Information About the Company the Separate Account and the Underlying Funds – The Underlying Funds – Addition, Removal, Closure or Substitution of Funds
Transfers of the policy’s Account Value are subject to the following conditions:
	•	Transfers from the GPA are limited to one per Policy Year and may not exceed 25% of your Account Value in the GPA (less any Policy Debt).
•
There is one exception to this rule. If you have transferred 25% of the GPA Value (less any Policy Debt) for three consecutive years and you have not added any net premiums or transferred amounts to the GPA during these three consecutive years, you may transfer the remainder of the GPA Value (less any Policy Debt) out of the GPA in the succeeding Policy Year.

In addition, we reserve the right to reject or restrict transfers if we determine the transfers reflect frequent trading or a market timing strategy, or we are required to reject or restrict by the applicable Fund.

MassMutual also reserves the right to remove or substitute Funds as investment options that are available under the policy.
Optional Benefits
Optional benefits, such as riders, may alter the benefits or charges in your policy. Rider availability and benefits may vary by state of issue, and their election may have tax consequences. Riders may have restrictions or limitations. If you elect a particular rider, it may restrict or enhance the terms of your policy, or restrict the availability or terms of other riders.
Other Benefits Available Under the Policy
TAXES			LOCATION IN PROSPECTUS
Tax Implications	•	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy.	Federal Income Tax Considerations
	•	If you purchase the policy through a qualified retirement plan, you do not receive any additional tax deferral.

Withdrawals and partial surrenders are taxed as recovery of cost basis first and income second. Loans and collateral assignments are not taxable when taken. Any gain on your policy is taxed as ordinary income.

•
If your policy becomes a Modified Endowment Contract or MEC, loans, collateral assignments, withdrawals, and other pre-death distributions will be taxed as income first and recovery of cost basis, second. You may have to pay a penalty tax if you take a distribution before you attain age 59½.

CONFLICTS OF INTEREST		LOCATION IN PROSPECTUS
Investment Professional Compensation
Your registered representative may receive compensation in the form of commissions for selling the policy to you. If your registered representative is also a MassMutual insurance agent, they are also eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency (policy retention). Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips, and also includes contributions to certain individual plans such as pension and medical plans. Sales of the policy may help these registered representatives and their supervisors qualify for such benefits.
Other Information – Distribution
This conflict of interest may influence your registered representative to recommend this policy over another investment.
Exchanges
Some investment professionals may have a financial incentive to offer you the policy in place of the one you own. You should only exchange your current life insurance policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own your existing life insurance policy.
N/A

Overview of the Policy
What is the policy, and what is it designed to do?
The C.M. Life Electrum SelectSM policy is a variable life insurance policy that provides a death benefit. The policy is designed to allow you to fund your life insurance needs through investment in a Guaranteed Principal Account (GPA) and one or more of the variable investment divisions of the C.M. Life Variable Life Separate Account I (Separate Account). The policy allows you to allocate your Net Premiums and Account Value among the various investment choices. Your Account Value will vary based on performance of the investment choices you select and the fees and charges under the policy.
In exchange for your premium payments, we will pay the beneficiary a death benefit when the Insured dies while the policy is In Force. You can select one of the three death benefit options available under the policy. Subject to certain limitations, you can change the death benefit option you selected.
Businesses may use the policy in arrangements such as non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and non-exempt welfare benefit plans, retiree medical benefit plans and others.
Variable life insurance is designed to help meet long-term insurance needs. It is not suitable as a vehicle for short-term savings. You should not purchase the policy if you will need the premium payments in a short period of time. The policy is not intended for people who need to take early or frequent withdrawals or who intend to engage in frequent trading among the Separate Account Divisions. You should consider your need for cash, time horizon for investment and financial goals before submitting an application to purchase the policy. You may want to consult your financial or tax adviser.
How are premium payments treated under the policy?
When you apply for the policy, you select (within certain limitations) the Planned Premium amount and the payment frequency (annually or any other frequency allowed by us). The Planned Premium amount is based on a number of factors, including, but not limited to, the Selected Face Amount and the Insured’s issue age, gender and risk classification. Generally, you determine the first premium you want to pay for the policy, but it must be at least equal to the Minimum Initial Premium. The Minimum Initial Premium is an amount equal to 3 times the sum of the monthly charges for the first month.
After the first premium has been paid, the policy offers premium flexibility, which allows subsequent premium payments to be paid in any amount and at any time, within certain limits. Although you must maintain sufficient Surrender Value to keep the policy In Force, there is no required schedule for premium payments. You should review the Premium Flexibility section of the prospectus for additional important information.
When a premium payment is received in Good Order, we deduct a premium load charge to generally cover taxes and acquisition expenses, and the remaining amount, known as the Net Premium, is allocated among the Separate Account Divisions and the GPA according to your current allocation instructions, which are completed as part of the policy application.
Investments in your policy’s Separate Account Divisions are held in an account separate from the general assets of the Company. We have established a segment within the Separate Account to receive and invest premium payments for the Electrum Select policies. Currently, the Electrum Select segment is divided into over 100 Separate Account Divisions. Each Separate Account Division purchases shares in a corresponding Fund. Information about each corresponding Fund is provided at the back of this prospectus. Please see Appendix A: Funds Available Under the Policy.
Net Premium and Account Value allocated to the GPA become part of the Company’s General Investment Account, which supports life insurance and annuity obligations, and are dependent on the Company's financial strength and claims-paying ability. You do not participate in the investment performance of the assets in our General Investment Account. Instead, we guarantee that amounts allocated to the GPA, in excess of Policy Debt, will earn interest at a minimum rate of 1% per year. We may credit a higher rate at our discretion.
Payment of insufficient premiums may result in the policy lapsing. There is no guarantee that the policy will remain In Force as a result of making Planned Premium payments.

Federal regulations, such as the Internal Revenue Code of 1986, as amended (IRC), place restrictions on the amount of money you may put into a life insurance contract and still meet the definition of life insurance for tax purposes. In order for a policy to meet the IRC’s guidelines, either the Cash Value Accumulation Test or the Guideline Premium Test must be chosen. Regardless whether you choose the Guideline Premium Test or the Cash Value Accumulation Test, we have the right to refund a premium paid in any year if it will increase the Insurance Risk under the policy.
What are the primary features and options that the Electrum Select Policy offers?
•
Choice of Death Benefit Options. The policy offers a choice of one of three death benefit options, a Level Option, Return of Account Value Option and Return of Premium Option. Please see the “Death Benefit” sections in the Summary Prospectus and this prospectus for more information.

•
Base Selected Face Amount Changes. You may request an increase or decrease in the Base Selected Face Amount. If you change your Base Selected Face Amount, your policy charges will change accordingly. If the policy’s Account Value (or Surrender Value if there is Policy Debt) cannot keep the policy In Force with the requested change in Base Selected Face Amount, a premium payment may be required.

•
Investment Options. You can choose to allocate your Net Premium payments and Account Value among various investment choices. Your choices include the Separate Account Divisions, each of which invests in an underlying Fund, and the Guaranteed Principal Account (GPA).

•
Surrenders and Withdrawals. You may surrender your policy, and we will pay you its Surrender Value (Account Value less any Policy Debt). You may also withdraw a part of the Surrender Value. A withdrawal reduces the policy values, may reduce the Base Selected Face Amount of the policy, and may increase the risk that the policy will terminate or lapse. Surrenders and withdrawals may have adverse tax consequences.

•
Loans. You may take a loan on the policy at any time while the Insured is living. The policy secures the loan. Taking a loan may have adverse tax consequences and will increase the risk that your policy may terminate or lapse. Interest charges will apply.

•
Transfers. Generally, you may transfer funds among the Separate Account Divisions and the GPA, subject to certain limitations. We also offer two automated transfer programs: Automated Account Value Transfer and Automated Account Re-balancing.

•	Assignability. Subject to our approval, you may generally assign the policy as collateral for a loan or other obligation.
•	Tax Treatment. You are generally not taxed on the policy’s earnings until you withdraw Account Value from your policy. This is known as tax deferral.
•
Additional Rider Benefits. There are additional benefits you may add to your policy by way of riders. An additional charge may apply if you elect a rider. The riders available with this policy are listed in the “Other Benefits Available Under the Policy” sections of the Summary Prospectus and the prospectus.

Fee Tables
The following tables describe the fees and expenses that you will pay when buying, owning, or making withdrawals from the policy. Please refer to your policy’s specifications page for information about the specific fees you will pay each year based on the options you have elected.
The first table describes fees and expenses that you will pay at the time you buy the policy, make withdrawals from the policy, or transfer Account Value between investment options. We do not charge a surrender charge.
Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Premium Load Charge	When you pay premium	Maximum:	10% of each premium payment
Current:
		Below Target(1):	6.55% of each premium payment
		At Target(1):	0.50% of each premium payment
Withdrawal Charge	When you withdraw a portion of your Account Value from the policy	Maximum:	2% of the amount withdrawn, not to exceed $25 per withdrawal
		Current:	2% of the amount withdrawn, not to exceed $25 per withdrawal
Transfer Fee	Upon each transfer after the first 12 transfers in a Policy Year	Maximum:	$10 per transfer
		Current:	$0 per transfer
Substitute Insured Charge	If Policy Owner elects to substitute a new Insured	Maximum:	$75
		Current:	$75
(1)
The “Target” premium for a policy establishes a threshold for a policy’s premium loads. If you pay premiums that are below the Target premium, your premium loads will be higher, as a percentage of premiums paid, than if you pay premiums that exceed the Target premium. We set the Target premium on the policy’s Issue Date. The amount of the Target Premium depends on: (i) the Initial Base Selected Face Amount of the policy; (ii) the Insured’s issue age; (iii) the Insured’s gender; and (iv) the Insured’s tobacco use classification. A table showing the Target Premiums at certain ages for a policy with a Base Selected Face Amount of $100,000 in all years can be found in the “Premiums” section.

The next table describes the fees and expenses that you will pay periodically, during the time that you own the policy, other than Fund fees and expenses.
Periodic Charges Other than Annual Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Base Contract Charge:
Cost of Insurance Charge(1)(2)	Monthly, on the policy’s Monthly Calculation Date	Maximum:	$23.98 per $1,000 of Insurance Risk
		Minimum:	$0.01 per $1,000 of Insurance Risk
		Representative Insured: Age 45, Non-Smoker, Standard Risk, Death Benefit Option 1(3)	$0.04 per $1,000 of Insurance Risk
Base Face Amount Charge	Monthly, on the policy’s Monthly Calculation Date	Maximum:	$0.025 per $1,000 of Base Selected Face Amount
		Current:	$0.025 per $1,000 of Base Selected Face Amount
Mortality & Expense Risk Fees(4)	Monthly, on the policy’s Monthly Calculation Date	Maximum:	1.10% of the policy’s Variable Account Value
Current:
		Policy Years 1−10:	0.60% of the policy’s Variable Account Value
		Policy Years 11+:	0.50% of the policy’s Variable Account Value
Administrative Charge	Monthly, on the policy’s Monthly Calculation Date	Maximum:	$9.00 per month
		Current:	$5.00 per month
Loan Interest Rate Expense Charge(5)	Increases the interest we charge on the loaned value. We charge loan interest daily.	Maximum:	3.00% of loaned amount
Current:
		Policy Years 1−10:	1.00% of loaned amount
		Policy Years 11+:	0% of loaned amount

Periodic Charges Other than Annual Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Optional Benefit Charges:
Overloan Protection Rider	Once, when you exercise the rider	Maximum:	3.71% of Account Value(6)
		Minimum:	1.02% of Account Value(6)
		Representative Insured: Age 80	3.19% of Account Value(6)
Supplemental Monthly Term Insurance Rider (Cost of Insurance Charge)(1)(7)	Monthly, on the policy’s Monthly Calculation Date	Maximum:	$31.33 per $1,000 of Insurance Risk
		Minimum:	$0.01 per $1,000 of Insurance Risk
		Representative Insured: Age 45, Non-Smoker, Standard Risk(3)	$0.04 per $1,000 of Insurance Risk
Supplemental Monthly Term Insurance Rider (Face Amount Charge)	Monthly, on the policy’s Monthly Calculation Date	Maximum:	$0.025 per $1,000 of amount of monthly term insurance
		Current:	$0.025 per $1,000 of amount of monthly term insurance
Cash Surrender Value Enhancement Rider
• Base Selected Face Amount Percentage Charge	When you pay premium	Maximum:
		Policy Years 1−7:	0.50% of each premium payment
		Policy Years 8+:	0.00% of each premium payment
Current:
		Policy Years 1−7:	0.50% of each premium payment
		Policy Years 8+:	0.00% of each premium payment
• Term Rider Selected Face Amount Percentage Charge	When you pay premium	Maximum:
		Policy Years 1−7:	0.50% of each premium payment
		Policy Years 8+:	0.00% of each premium payment
Current:
		Policy Years 1−7:	0.50% of each premium payment
		Policy Years 8+:	0.00% of each premium payment

(1)
These cost of insurance charge rates may not be representative of the rates that a typical Policy Owner will pay. These rates may vary by a number of factors, including but not limited to, the Insured’s issue age, Policy Year, tobacco use classification and risk classification. If you would like information on the cost of insurance charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at (800) 665-2654.

(2)
The maximum cost of insurance charge rates are based on 100% of the ultimate 2017 Commissioners’ Standard Ordinary (2017 CSO), Age-Last Birthday, Gender and Smoker Distinct Table. For policies issued on a unisex basis, the maximum cost of insurance charge rates are based on 100% of the ultimate 2017 Commissioners’ Standard Ordinary (2017 CSO), Age-Last Birthday, 80% Male and Smoker Distinct Table.

(3)	The rates shown for “representative insured” are first year rates only.
(4)
The monthly Mortality & Expense Risk Fee is deducted from the then current Account Values in the Separate Account Divisions. This charge will be determined by multiplying one-twelfth of the Mortality & Expense Risk Charge Percentage by the Account Values in the Separate Account Divisions.

(5)
We charge interest on policy loans, but we also credit interest on the cash value we hold as collateral on policy loans. The Loan Interest Rate Expense Charge represents the difference (cost) between the loan interest rate we charge and the interest credited on loaned amounts.

(6)	The charge is assessed once at the time the Overloan Protection Rider is activated. The applicable percentage of Account Value varies by Attained Age.
(7)
The maximum cost of insurance charge rates are based on 125% of the ultimate 2017 Commissioners' Standard Ordinary (2017 CSO), Age-Last Birthday, Gender and Smoker Distinct Table. For policies issued on a unisex basis, the maximum cost of insurance charge rates are based on 125% of the ultimate 2017 Commissioners' Standard Ordinary (2017 CSO), Age-Last Birthday, 80% Male and Smoker Distinct Table.

The next table shows the minimum and maximum total operating expenses charged by any of the Funds in which your Separate Account Divisions invest that you may pay periodically during the time that you own the policy. A complete list of Funds in which the Separate Account Divisions invest, including their annual expenses, may be found at the back of this document in Appendix A. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.
Total Annual Fund Operating Expenses	Minimum	Maximum
Range of total annual fund operating expenses including management fees, distribution and/or service (12b-1) fees and other expenses.(1)	__%	__%
(1)	The Fund expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information provided to us by Funds that are not affiliated with us.
Principal Risks
Investment Risks
The value of your policy will fluctuate with the performance of the Separate Account Divisions you select. Your Separate Account Divisions may decline in value or they may not perform to your expectations. You bear the investment risk of any Account Value invested in the Separate Account Divisions. It is possible you could lose your entire investment.
The type of investments that a Fund company makes will also create risk. A comprehensive discussion of the risks of each of the Funds underlying the Separate Account Divisions may be found in that Fund’s prospectus. You should read the Fund’s prospectus carefully before investing.
Suitability
Variable life insurance is designed to help meet long-term financial goals. It is not suitable as a vehicle for short-term savings. You should not purchase the policy if you will need the premium payment in a short period of time. We may restrict short-term investment strategies.
Early Surrender
An early surrender can result in adverse tax consequences.
Withdrawals
A withdrawal will reduce your policy’s Account Value by the amount withdrawn. If the policy’s Surrender Value is reduced to a point where it cannot meet a monthly deduction, your policy may terminate. A withdrawal may also reduce your policy’s Base Selected Face Amount and may have adverse tax consequences.

Loans
Taking a loan from your policy has several risks: (1) it may increase the risk that your policy will terminate; (2) it will have a permanent effect on your policy’s Surrender Value; (3) it may increase the amount of premium needed to keep the policy In Force; (4) it will reduce the death benefit proceeds; and (5) it has potential adverse tax consequences.
Policy Termination
Your policy could terminate if the Surrender Value of the policy becomes too low to support the policy’s monthly charges. The policy may also terminate if Policy Debt reaches the Policy Debt Limit (which means the Policy Debt equals or exceeds your Account Value). Factors that may cause your policy to terminate include: insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest. Poor investment performance of the Funds selected by the Owner and the deduction of policy fees and monthly charges may result in termination of the policy even if all Planned Premiums are timely paid. Before the policy terminates, however, you will receive a Grace Period during which you will be notified in writing that your coverage may terminate unless you pay additional premium.
Limitations on Access to Cash Value
•	Withdrawals are not available in the first policy year; however, full surrenders are permitted.
•	We may not allow a withdrawal if it would reduce the Base Selected Face Amount to less than the policy’s minimum Base Selected Face Amount.
•
The minimum withdrawal is $100 and the maximum withdrawal is 90% of your Account Value, less outstanding Policy Debt and less an amount equal to the (i) most recent monthly charges multiplied by (ii) one plus the number of Monthly Calculation Dates remaining until the next Policy Anniversary.

•	There may be little to no cash value available for loans and withdrawals in the policy’s early years.
Adverse Tax Consequences
Certain transactions (including, but not limited to, withdrawals, surrenders and loans) may lead to a taxable event. Under certain circumstances (usually if your premium payments in the first seven years or less exceed specified limits), your policy may become a “Modified Endowment Contract” (MEC). Under federal tax law, loans, collateral assignments, withdrawals, and other pre-death distributions received from a MEC policy are taxed as income first and recovery of cost basis, second. Also, distributions includible in income received before you attain age 59½ are subject to a 10% penalty tax.
Existing tax laws that benefit this policy may change at any time.
Policy Charge Increase
We have the right to increase certain policy and rider charges; however, the charges will not exceed the maximum charges identified in the fee tables. If we increase a policy or rider charge, you may need to increase the amount and/or frequency of your premiums to keep your policy In Force. We will notify the Policy Owner of any such changes through a prospectus supplement.
General Information about the Company, the Separate Account and the Underlying Funds
The Company
C.M. Life Insurance Company (C.M. Life) is a wholly owned stock life insurance subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). C.M. Life provides life insurance and annuities to individuals and group life insurance to institutions. MassMutual and its domestic life insurance subsidiaries provide individual and group life insurance, disability insurance, individual and group annuities and guaranteed interest contracts to individual and institutional customers in all 50 states of the U.S., the District of Columbia and Puerto Rico. Products and services are offered primarily through MassMutual’s distribution channels: MassMutual Financial Advisors, Digital Direct to Consumer and Business to Business, Institutional Solutions and Workplace Solutions.

MassMutual is organized as a mutual life insurance company. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001. C.M. Life’s home office is located at 100 Bright Meadow Boulevard, Enfield, Connecticut 06082-1981.
The Guaranteed Principal Account
Net Premium and Account Value you allocate to the GPA become part of the General Investment Account of the Company. Subject to applicable law, the Company has sole discretion over the assets in its General Investment Account. The assets of our General Investment Account support our insurance and annuity obligations and are subject to our general liabilities from our business operations and to claims by our creditors. We use General Investment Account assets for many purposes including to pay death benefits, withdrawals, surrenders, policy loans, and transfers from the GPA as well as to pay amounts we provide to you through elected additional features and guarantees that are in excess of your variable Account Value allocated to the Separate Account. We refer to our ability to meet any contractual obligations as our “claims-paying ability.”
It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and as with any insurance product, there are risks to purchasing this policy. For this reason, when purchasing a policy and making investment decisions, you should consider our financial strength and claims-paying ability to meet our obligations under the policy.
The General Investment Account has not been registered under the Securities Act of 1933 (1933 Act) or the Investment Company Act of 1940 (1940 Act) because of exemptive and exclusionary provisions. Accordingly, neither the General Investment Account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the GPA or the General Investment Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.
You do not participate in the investment performance of the assets in our General Investment Account. Instead, we guarantee that amounts allocated to the GPA, in excess of Policy Debt, will earn interest at a minimum rate of 1% per year. We may credit a higher rate of interest at our discretion. The interest rate is declared monthly. You bear the risk that no higher rates of interest will be credited.
For amounts in the loaned portion of the GPA, the guaranteed minimum interest rate per year is the minimum annual interest rate for the GPA (1%).
You may obtain interest rate information for the GPA, including the loaned portion and the non-loaned portion, by calling our Administrative Office at the number shown on page 1 of the prospectus.
The Separate Account
The part of your premium that you invest in your policy’s Separate Account Divisions is held in an account that is separate from the general assets of the Company. This account is called the C.M. Variable Life Separate Account I. In this prospectus we will refer to it simply as the Separate Account.
We established the Separate Account on February 2, 1995, according to the laws of the State of Connecticut. We registered it with the SEC as a unit investment trust under the 1940 Act.
The Separate Account exists to keep your life insurance assets separate from our other Company assets. As such, any income, gains, and losses credited to, or charged against, the Separate Account reflect only the Separate Account’s own investment experience. At no time will the Separate Account reflect the investment experience of the Company’s other assets. The Company owns the assets in the Separate Account. The Separate Account is divided into divisions, each of which purchases shares in a corresponding underlying Fund. Any death benefits, withdrawals, surrenders, policy loans, or transfers of Account Value from the Separate Account Divisions will be redeemed from the corresponding Funds.
We may not use the assets in the Separate Account to pay any liabilities of the Company other than those arising from the policies. We may, however, transfer to our General Investment Account any assets that exceed anticipated obligations of the Separate Account. We are required to pay, from our general assets, if necessary, all amounts promised under the Electrum Select policies. In the event that the assets in the Separate Account exceed the liabilities, the Company may only withdraw seed capital and earned fees and charges.
We have established a segment within the Separate Account to receive and invest premium payments for the Electrum Select policies.

Currently, the Electrum Select segment is divided into over 100 Separate Account Divisions. The underlying Funds are listed in Appendix A: Funds Available Under the Policy.
Some of the underlying Funds offered are similar to mutual funds offered in the retail marketplace. They may have the same investment objectives and portfolio managers as the retail funds. The Funds offered in the Electrum Select policy, however, are set up exclusively for variable annuity and variable life insurance products. Their shares are not offered for sale to the general public, and their performance results will differ from the performance of the retail funds.
We reserve the right, subject to compliance with applicable federal securities laws and regulations and any other federal or state law, to create separate accounts and to make certain material changes to the structure and operation of the Separate Account, including, among other things to:
•	create new Separate Account Divisions;
•	create new segments of the Separate Account for any new variable life insurance products we create in the future;
•	eliminate Separate Account Divisions;
•	close existing Separate Account Divisions to allocations of new premium payments by current or new policy owners;
•	combine the Separate Account or any Separate Account Divisions with one or more different separate accounts or Separate Account Divisions;
•
transfer the assets of the Separate Account or any Separate Account Divisions that we may determine to be associated with the class of contracts to which the policy belongs to another separate account or Separate Account division;

•	operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;
•	de-register the Separate Account under the 1940 Act in the event such registration is no longer required; and
•	change the name of the Separate Account.
Underlying Funds
We do not recommend or endorse any particular Fund, and we do not provide investment advice. You are responsible for choosing the Funds, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered.
Information regarding each Fund, including (i) its name; (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.); (iii) its investment adviser and any sub-investment adviser; (iv) current expenses; and (v) performance is available in Appendix A to this prospectus. Please see Appendix A: Funds Available Under the Policy. In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Funds that is available to you. Each Fund has issued a prospectus that contains more detailed information about the Fund.
After you select Funds for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.
You bear the risk of any decline in your policy Account Value resulting from the performance of the Funds you have chosen. You can find the prospectuses and other information about the Funds online at www.MassMutual.com/Electrum-Select. You can also request this information at no cost by calling (800) 665-2654 or sending an email request to BOLICOLIService@MassMutual.com.
Addition, Removal, Closure, or Substitution of Funds
We do not guarantee that each Fund will always be available for investment through the policy. We have the right to change the Funds offered through the policy, but only as permitted by law. If the law requires, we will also get your approval and the approval of any appropriate regulatory authorities. Changes may only impact certain Policy Owners. Examples of possible changes include: adding new Funds or Fund classes, removing existing Funds or Fund classes, closing existing Funds or Fund classes, or substituting a Fund with a different Fund. New or substitute Funds may have different fees and expenses. We will not add, remove, close, or substitute any shares attributable to your interest in a Division of the Separate Account without notice to you and prior approval of the SEC, to the extent required by applicable law. We reserve the right to transfer Separate Account assets to another separate account that we determine to be associated with the class of policies to which your policy belongs.

Conflicts of Interest
The Funds available with this policy may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Separate Account and other separate accounts of C.M. Life. Although we do not anticipate any disadvantages to these arrangements, it is possible that a material conflict may arise between the interests of the Separate Account and one or more of the other separate accounts participating in the Funds. A conflict may occur, for example, as a result of a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the owners and payees and those of other insurance companies, or some other reason. In the event of a conflict of interest, we will take steps necessary to protect owners and payees, including withdrawing the Separate Account from participation in the Funds involved in the conflict or substituting shares of other Funds.
Compensation We Receive from Funds, Advisers and Sub-Advisers
Compensation We Receive from Funds
We and certain of our insurance affiliates receive compensation from certain Funds pursuant to Rule 12b-1 under the 1940 Act. This compensation is paid out of a Fund’s assets and may be as much as 0.25% of the average net assets of an underlying Fund that are attributable to the variable annuity and variable life insurance products issued by us and certain of our insurance affiliates that offer the particular Fund. An investment in a Fund with a 12b-1 fee will increase the cost of your investment in this policy.
Compensation We Receive from Advisers and Sub-Advisers
We and certain of our insurance affiliates also receive compensation from the advisers and sub-advisers to some of the Funds. We may use this compensation to pay expenses that we incur in promoting, issuing, distributing and administering the policy, and providing services on behalf of the Funds in our role as intermediary to the Funds. The amount of this compensation is determined by multiplying a specified annual percentage rate by the average net assets held in that Fund that are attributable to us and certain of our insurance affiliates. These percentage rates differ, but currently do not exceed 0.35%. Some advisers and sub-advisers pay us more than others; some advisers and sub-advisers do not pay us any such compensation.
The compensation may not be reflected in a Fund’s expenses because this compensation may not be paid directly out of a Fund’s assets. These payments also may be derived, in whole or in part, from the advisory fee deducted from Fund assets. Policy Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (please see the Funds’ prospectuses for additional information).
In addition, we may receive fixed dollar payments from the advisers and sub-advisers to certain Funds so that the adviser and sub-adviser can participate in sales meetings conducted by us. Attending such meetings provides advisers and sub-advisers with opportunities to discuss and promote their Funds.
For a list of the Funds whose advisers currently pay such compensation, visit https://www.MassMutual.com/privacy-policy/compensation-arrangements or call our Administrative Office at the number shown on page 1 of this prospectus.
Compensation and Fund Selection
When selecting the Funds that will be available with variable contracts issued by us and certain of our insurance affiliates, we consider each Fund’s investment strategy, asset class, manager’s reputation, and performance. We also consider the amount of compensation that we receive from the Funds, their advisers, sub-advisers, or their distributors. The compensation that we receive may be significant and we may profit from this compensation. Additionally, we offer certain Funds through the policy at least in part because they are managed by an affiliate.
Voting Rights
We are the legal owner of the Fund shares. However, you have the right to instruct us how to vote on questions submitted to the shareholders of the Funds supporting the policy. This right is limited to the extent you are invested in those Separate Account Divisions on the record date. We vote shares for which we do not receive instructions in the same proportion as the shares for which we do receive instructions. The shares held in the name of the Company and its affiliates will also be proportionally voted. This process may result in a small number of Policy Owners controlling the vote. There is no minimum number of votes required. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

Your right to instruct us is based on the number of shares of the Funds attributable to your policy. The number of shares of any Fund, attributable to your policy, is determined by dividing the Account Value held in that Separate Account Division by $100. Fractional votes are counted.
We will send you or, if permitted by law, make available electronically, proxy material and a form to complete giving us voting instructions.
We may, when required by state insurance regulatory authorities, disregard voting instructions, if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objective of a Fund or to approve or disapprove an investment advisory contract for the Fund. In addition, we may disregard voting instructions that would require a change in the investment policy or investment adviser of one or more of the available Funds. Our disapproval of such change must be reasonable and based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the Fund’s objectives and purpose. If we disregard Policy Owner voting instructions, we will advise Policy Owners of our action and the reasons for such action.
Charges and Deductions
This section describes the charges and deductions we make under the policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. We may profit from the charges deducted, and we may use any such profits for any purpose, including payment of distribution expenses.
In addition, the Funds pay operating expenses that are deducted from the assets of the Funds. For more information about these expenses, please see the individual Fund prospectuses.
Transaction Fees
Premium Load Charge
Prior to applying your premium to the GPA or the selected Separate Account Division(s), we deduct a premium load charge. This charge reimburses us for federal and state premium taxes and certain expenses related to the sale and distribution of the policies. We may profit from this charge.
This charge is comprised of two components: the premium tax component and the sales load component. The premium tax component reimburses us for state and local premium taxes and for federal premium taxes. This amount is not the actual amount of the tax liability we might incur. It is an estimated amount. If the actual tax liability is more or less, we will not adjust the charge retroactively. The sales load component covers sales expenses, including commissions. If these expenses increase, this charge may be increased, but the charge will never exceed the maximum charges set forth in the Transaction Fees table. Please see the “Fee Tables” section.
The maximum premium load charge that we can deduct is 10% of each premium payment. The current premium load charge is 6.55% of each premium payment up to and including the Target Premium, and 0.50% of premium over the Target Premium.
Transfer Fee
We currently allow you to make twelve transfers each Policy Year free of charge. We reserve the right to assess a charge for transfers if there are more than twelve in a Policy Year. The charge will not exceed $10 for each additional transfer. We will deduct any transfer charge from the amount being transferred. If imposed, the fee will reimburse us for processing the transfer.
For purposes of assessing a transfer charge, we consider all transfers made on one Valuation Date to be one transfer. Transfers made in connection with loans, however, do not count as transfers for the purpose of assessing a transfer charge. Please see the “Policy Transactions” section for additional information.
Withdrawal Charge
If you make a withdrawal from your policy, we deduct a charge of 2% of the money you withdraw. This charge will not exceed $25 for each withdrawal. This fee is guaranteed not to increase for the duration of the policy. We will deduct the withdrawal charge from the amount withdrawn. This charge reimburses us for processing the withdrawal.

Substitute Insured Charge
We assess an administrative fee if you transfer the policy to the life of a substitute insured. The charge reimburses us for processing the substitution. The charge is $75.00.
Surrender Charge
There is no surrender charge.
Periodic Charges
Loan Interest Rate Expense Charge
We assess a loan interest rate expense charge against policies with outstanding loan balances. This charge represents the difference between the interest we charge on policy loans and the interest we credit on the cash value we hold as collateral on policy loans. It is added to the interest we charge on the loaned value. This charge reimburses us for the ongoing expense of administering the loan.
The charge varies by Policy Year. However, it will never exceed 3.00%.
Monthly Charges Against the Account Value
The following charges are deducted from the Account Value on each Monthly Calculation Date.
The Monthly Calculation Date is the date on which monthly charges for the policy are due. The first Monthly Calculation Date is the Policy Date, and subsequent Monthly Calculation Dates are on the same day of each succeeding calendar month.
Your policy’s Monthly Calculation Date will be listed in the policy’s specifications page. The mortality and expense risk charge will be deducted pro-rata from the Divisions according to the Account Value in each Division. All other monthly charges will be deducted from the Separate Account Divisions and the GPA in proportion to the non-loaned Account Values in each on the date the deduction is taken.
Administrative Charge and Base Face Amount Charge
The administrative charge and the Base Face Amount charge reimburse us for issuing and administering the policy, and for such activities as processing claims, maintaining records and communicating with you.
Administrative Charge
The maximum administrative charge is $9 per policy, per month. The current administrative charge is $5 per policy, per month.
Base Face Amount Charge
We currently deduct a monthly base face amount charge from the policy. We base this charge on the greater of the Initial Base Selected Face Amount or the initial premium multiplied by the applicable Minimum Death Benefit percentage (based on the Insured’s Attained Age at the time of calculation).
This charge is guaranteed not to exceed $0.025 per $1,000 of Base Selected Face Amount.
Mortality and Expense Risk Charge
The mortality and expense risk charge imposed is a percentage of the policy’s Account Value held in the Separate Account. The maximum percentage is 1.10% and the current percentage is:
•	0.60% in years 1–10; and
•	0.50% in years 11+.
The charge is deducted from your Account Value allocated to the Separate Account Divisions but not from the GPA.
This charge compensates us for the mortality and expense risks we assume under the policies and for acquisition costs. The mortality risk we assume is that the group of lives insured under our policies may, on average, live for shorter periods of time than we estimated, and as a result, the cost of insurance charges will be insufficient to meet actual claims.

The expense risk we assume is that our costs of issuing, distributing and administering the policies will exceed the charges collected.
If all the money we collect from this charge is not needed to cover death benefits and expenses, it will be our gain. We will use this gain for any purpose, including payment of sales commissions. If the money we collect is insufficient, we will still pay all valid claims and expenses.
Mortality & Expense Credit
We will reduce the Mortality & Expense Risk Charge by an amount equal to the payments (or a portion of the payments) that we receive from certain of the investment funds that are available as investment options in the Separate Account and are listed on Appendix B (the “Mortality & Expense Credit”). The amount of the Mortality & Expense Credit with respect to any investment fund is not guaranteed and may be changed or eliminated by us at any time. If changed or eliminated, we will notify the Policy Owner. Please see Appendix B for the Mortality & Expense Risk Credit associated with certain of the investment funds.
Cost of Insurance Charge
The cost of insurance charge reimburses us for providing you with life insurance protection.
We deduct a cost of insurance charge based on your policy’s Insurance Risk. Insurance Risk is equal to the difference between the death benefit and the Account Value. These deductions are made by deducting Accumulation Units from the Separate Account Division(s) and the GPA in porportion to the values in each.
The maximum cost of insurance charge rates associated with your policy are shown in the policy’s specifications pages. These rates are calculated using the 2017 Commissioners’ Standard Ordinary Mortality Table, male or female, the non-smoker or smoker table, and age of the insured on his/her last birthday. For policies issued on a unisex basis, these rates are calculated using the 2017 Commissioners’ Standard Ordinary Mortality Table, 80% male, the non-smoker or smoker table, and age of the Insured on his/her last birthday.
We may charge less than the maximum monthly insurance charges shown in the table(s). If we elect to change the monthly cost of insurance charge, the new charges will be based on our expectations as to future experience regarding one or more of the following: mortality, investment earnings, persistency, expenses and tax results, and reserve requirements. Any change in these charges will apply to all individuals in the same class.
Insurance charges for the policy will not be the same for all Policy Owners. Your policy’s actual or current cost of insurance charge rates are based a number of factors including, but not limited to:
•	the Insured’s issue age;
•	the Insured’s gender;
•	the Insured’s tobacco use classification;
•	the Policy Year in which we make the deduction;
•	the rating class of the policy; and
•	the underwriting classification of the Case.
These rates generally increase as the Insured’s age increases. The rates will vary with the number of years the coverage has been In Force and with the Base Selected Face Amount and the Term Rider Selected Face Amount of the policy.
How the Cost of Insurance Charge is Calculated
We calculate the cost of insurance charge on the Monthly Calculation Date by multiplying the current cost of insurance charge rate by a discounted Insurance Risk. Insurance Risk is a liability of the insurance company and is equal to the difference between the death benefit and the Account Value.
The discounted Insurance Risk is the difference, on the Monthly Calculation Date, between:
•	the amount of death benefit available under the death benefit option in effect, discounted by one plus the monthly equivalent of 1% per year, and
•	the Account Value (before deduction of the monthly cost of insurance charge).

The following two steps describe how we calculate the cost of insurance charge for your policy:
Step 1: We calculate the discounted Insurance Risk for your policy:
(a)	We divide the amount of the death benefit available under the death benefit option in effect by one plus the monthly equivalent of the minimum annual interest rate for the GPA (1%); and
(b)	We subtract your policy’s Account Value at the beginning of the policy month (before deduction of the monthly cost of insurance charge) from the amount we calculated in 1(a) above.
Step 2: We multiply the discounted Insurance Risk by the cost of insurance charge rate. This amount is your cost of insurance charge.
Additional Information about the Cost of Insurance Charge
We will apply any changes in cost of insurance charges in a manner not unfairly discriminatory to Policy Owners. No change in insurance classification or cost will occur on account of the Insured’s health after we issue the policy.
Because your Account Value and death benefit may vary from month to month, your cost of insurance charge may also vary on each Monthly Calculation Date. The cost of your insurance depends on the amount of the Insurance Risk on your policy. Factors that may affect the Insurance Risk include:
•	the amount and timing of premium payments;
•	investment performance;
•	fees and charges assessed;
•	rider charges;
•	withdrawals;
•	policy loans;
•	changes to the Base Selected Face Amount; and
•	changes to the death benefit option.
Rider Charges
You can obtain additional benefits by applying for riders on your policy. The purpose of the charge for these riders is to compensate us for the anticipated cost of providing the additional benefits. More information regarding the rider charges can be found below, under the “Other Benefits Available Under the Policy” section.
Reduction of Charges
We may reduce or eliminate certain charges (sales load, administrative charge, cost of insurance charge, or other charges) where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to us. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by us. Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:
•	the number of Insureds;
•	the total premium expected to be paid;
•	total assets under management for the Policy Owner;
•	the nature of the relationship among individual Insureds;
•	the purpose for which the policies are being purchased;
•	the expected persistency of individual policies; and
•	any other circumstances which are rationally related to the expected reduction in expenses.
The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to Policy Owners which reflects differences in costs of services.

Policy Owner, Insured, Beneficiary
Policy Owner
The Policy Owner is the individual, corporation, partnership, trust or other entity who owns the policy, as shown on our records, and will generally make the choices that determine how the policy operates while it is In Force. A change of Policy Owner will take effect as of the date the Written Request is signed. Each change will be subject to any payment we made or other action we took before receiving the Written Request in Good Order.
The sale of your policy to an unrelated investor, sometimes called a viatical or a life settlement, typically has transaction costs that may reduce the value of the settlement. Discuss the benefits and risks of selling your life insurance policy with your registered representative and estate planner before you enter into a life settlement. Such a sale may also have adverse tax consequences. Please see “Sales to Third Parties” in the “Federal Income Tax Considerations” section for additional information.
Insured
The Insured is the person on whose life the policy is issued. The Policy Owner must have an insurable interest in the life of the Insured in order for the policy to be valid under state law and for the policy to be considered life insurance for income tax purposes. If the policy does not comply with the insurable interest requirements of the issue state at the time of issue, the policy may be deemed void from the beginning. As a result, the policy would not provide the intended benefits. It is the responsibility of the Policy Owner to determine whether proper insurable interest exists at the time of policy issuance.
You name the Insured in the application for the policy. Generally, we will not issue a policy for an Insured who is beyond Attained Age 75.
Beneficiary
The Beneficiary is the person you name in the application to receive any death benefit. You may name different classes of Beneficiaries, such as primary and secondary. These classes will set the order of payment.
Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies by sending a Written Request in Good Order to our Administrative Office. The Owner must have the consent of an irrevocable Beneficiary to change the Beneficiary. Generally, the change will take effect as of the date your Written Request is signed. Each change will be subject to any payment we made or other action we took before receiving the Written Request in Good Order.
If no Beneficiary is living or in existence when the Insured dies, we will pay you the death benefit unless the policy states otherwise. If you are deceased, the death benefit will be paid to your estate.
Purchasing a Policy
Availability
The policy is available on a Case basis. A Case is defined as one or more policies issued to the same Policy Owner. All policies within a Case are aggregated for purposes of determining Policy Dates, loan rates and underwriting requirements.
The minimum Base Selected Face Amount is $25,000 per policy. At the time of issue, the Insured must be at least Attained Age 18 and no older than Attained Age 75.
Underwriting
We currently offer three different underwriting programs:
(1)
Guaranteed issue underwriting is generally available to Cases that will insure ten or more lives. Insureds who are part of a Case eligible for guaranteed issue underwriting are not required to undergo medical underwriting, but they must have been actively at work for at least 90 days prior to application.

(2)
Simplified issue underwriting is generally available to Cases that will insure six or more lives. Insureds who are part of a Case eligible for simplified issue underwriting are not required to undergo medical underwriting, but they are required to provide more information than for guaranteed issue underwriting, including health and avocation questions.

(3)
Full underwriting is generally available for any Case that will insure three or more lives and does not qualify for guaranteed issue or simplified issue underwriting. Insureds who are part of a Case that requires full underwriting will be required to undergo a medical examination.

Generally, on a current basis, the overall cost of insurance rates for a healthy individual are higher for a guaranteed or simplified issue policy than for a similar policy issued with full underwriting.
In certain states, simplified issue underwriting may be referred to as “simplified underwriting” and guaranteed issue underwriting may be referred to as “limited underwriting.”
Purchasing a Policy
To purchase a policy you must send us a completed application. The minimum Initial Base Selected Face Amount of a policy is currently $25,000. The Policy Owner selects, within our limits, the Base Selected Face Amount. The Base Selected Face Amount is used to determine the amount of insurance coverage the policy provides while it is in force.
The Initial Base Selected Face Amount is the Base Selected Face Amount on the Policy Date. It is listed on the first page of your policy. The “Policy Date” is the date used as the starting point for determining Policy Anniversary dates, Policy Years and Monthly Calculation Dates. Your “Policy Anniversary” is the anniversary of the Policy Date.
We determine whether to accept or reject the application for the policy and the Insured’s risk classification. The policy’s Issue Date is the date we actually issue the policy. Coverage under the policy becomes effective on the policy’s Issue Date.
Your Right to Return the Policy
You have the right to cancel the policy. If you change your mind about owning the policy, you can return the policy for a refund (Free Look), but only if you return it within a prescribed period after receiving it. This period is 10 days in all states except the following: 14 days in Florida and 20 days in North Dakota. If you cancel the policy, we will issue you a refund.
During the Free-Look period, we will apply premium payments based on your allocation instructions. If you cancel the policy, we will pay a refund to you. The refund equals:
(1)	any premium paid for the policy; plus
(2)	interest credited to the policy under the GPA; plus or minus
(3)	an amount that reflects the investment experience of the Separate Account Divisions under the policy to the date the policy is received by us; minus
(4)	any amounts borrowed or withdrawn.
Certain states require us to refund the premiums paid for the policy less any amounts borrowed or withdrawn. In these states, each premium we receive prior to the end of the Free-Look period will be allocated to the GPA. To cancel the policy, return it to us at our Administrative Office, to the registered representative who sold the policy, or to one of our agency offices.
Sending Requests in Good Order
From time to time you may want to submit a Written Request for a change of beneficiary, a transfer, or some other action. A Written Request is a written or electronic communication or instruction in Good Order sent by the Policy Owner to, and received by C.M. Life, at, our Administrative Office. We may allow requests to be submitted by telephone, fax, website, or other electronic media for certain transactions. Telephone, fax, email, or internet transactions may not always be available. Telephone, fax, and computer systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. We may make these additional methods available at our discretion. They may be suspended or discontinued at any time without notice. Not all transaction types can be requested by telephone, website or other electronic media.

Premiums
Premium Payments and Payment Plans
All premium payments must be sent in Good Order to us at our Administrative Office.
There are four premium concepts under the policy:
•	Minimum Case Premium;
•	Minimum Initial Premium;
•	Planned Premium; and
•	Target Premium.
The Minimum Case Premium and Minimum Initial Premium requirements must be satisfied before we will issue a policy. The Planned Premium establishes the basis for the premium bills we will send to you, and the Target Premium establishes a threshold for your policy’s premium load charges.
Minimum Case Premium
The minimum premium that we require for a Case is $100,000 of Planned Premium meaning that the sum of the Planned Premiums for all of the policies issued in a Case must equal at least $100,000 or the policies will not be issued.
Minimum Initial Premium
Generally, you determine the first premium you want to pay for the policy, but it must be at least equal to the Minimum Initial Premium. The Minimum Initial Premium is an amount equal to 3 times the sum of the monthly charges for the first month.
You must pay the Minimum Initial Premium and submit the application and all other required forms in Good Order to our Administrative Office before we will issue your policy.
Planned Premiums
When applying for the policy, you select (within the policy limitations) the Planned Premium and payment frequency (annually or any other frequency allowed by us). Your election of a Planned Premium forms the basis for the premium bills we send you. You may change the amount of your Planned Premium at any time.
The amount of your Planned Premium will depend on:
•	the Base Selected Face Amount of the policy;
•	the Insured’s age;
•	the Insured’s gender;
•	the Insured’s tobacco use classification; and
•	the amount of the first premium paid.
We will send premium notices for the Planned Premium based on the payment frequency in effect. There is no penalty if you do not pay the Planned Premium; however, the policy may lapse if there is not sufficient Account Value from which to deduct the monthly charges.
If a Planned Premium payment is not made, the policy will not necessarily terminate. Conversely, making Planned Premium payments does not guarantee the policy will remain in force. Even if you pay Planned Premiums, the policy will terminate if the Account Value becomes insufficient to pay monthly charges and the Grace Period expires without sufficient payment.
Please see the “Policy Termination and Reinstatement” section. We will send a notice of any premium needed to prevent termination of the policy.
To change the amount and frequency of Planned Premiums, you may contact our Administrative Office.
If you change the frequency of your Planned Premiums, your policy may be at risk of lapsing because we do not bill for fractional payment periods.

Example:

Your Policy Anniversary is on January 2 and the planned quarterly premium payments are made. We have been sending a bill each quarter for the applicable premium. In June, we receive notification to change the Planned Premium from quarterly payments to annual payments. In this situation, we would have sent bills for the first and second quarterly payments of that year. After receiving notification, however, we would not send a bill for the last two quarterly payments of that year. We will send the next bill on the following policy anniversary date (January 2). If a premium payment is not made between July and January 2, your policy may lapse before the next bill is received. For more information on what happens if your policy lapses, please see the “Policy Termination and Reinstatement” section.

Target Premium
The Target Premium for your policy establishes a threshold for your policy’s premium load charge. If you pay premiums that are below the Target Premium, your premium load charge will be higher, as a percentage of premiums paid, than if you pay premiums that exceed the Target Premium.
We set the Target Premium on the date we issue your policy. The amount of the Target Premium depends on:
•	the Initial Base Selected Face Amount of the policy;
•	the Insured’s age;
•	the Insured’s gender; and
•	the Insured’s tobacco use classification.
The following tables show the Target Premium at certain ages for a policy with a Base Selected Face Amount of $100,000 in all years, under Death Benefit Option 1.
Target Premium – $100,000 Base Selected Face Amount (Death Benefit Option 1)
Class	25	Issue Age 40	55
Male Tobacco	$5,766	$7,610	$9,985
Female Tobacco	$5,474	$7,278	$9,578
Unisex Tobacco	$5,710	$7,559	$9,902
Male Non-Tobacco	$5,081	$6,732	$8,861
Female Non-Tobacco	$4,777	$6,353	$8,429
Unisex Non-Tobacco	$5,041	$6,660	$8,795
Paid-up Policy Date
The Paid-up Policy Date is the Policy Anniversary on or next following the Insured’s 95th birthday. On and after this date, the amount of benefit provided by the Death Benefit Option will be the Minimum Death Benefit.
As of this date and thereafter, the charge for cost of insurance will be $0, Face Amount charges will be $0, and we will no longer accept premium payments. We will continue to deduct any other monthly charges. Your payment of planned premiums does not guarantee that the policy will continue in force to the Paid-up Policy Date.
Premium Flexibility
While your policy is In Force, you may pay premiums at any time before the death of the Insured subject to certain restrictions. There are no required premium payments, although you must maintain sufficient Account Value to keep the policy In Force by paying the monthly charges. You may elect to set-up a “Planned Premium” payment plan.
Premium payment plans are discussed above in the “Premium Payments and Payment Plans” section. The minimum premium payment we will accept is $100.
In some cases, applying a subsequent premium payment in a Policy Year could result in your policy becoming a MEC. If a policy is a MEC under federal tax law, loans, withdrawals and other amounts distributed under the policy are taxable to the extent of any income accumulated in the policy. Please see “Modified Endowment Contracts” under the “Federal Income Tax Considerations” section for additional information. We will not credit any amount of premium to your policy that will exceed MEC limits unless we have written authorization from the Policy Owner to allow MEC status. Additionally, we will follow these procedures:
•
If we receive a subsequent premium payment that would cause the policy to become a MEC, the premium payment will be considered not in Good Order. We will credit only that part of the premium payment to the policy that will not cause the policy to become a MEC. We will return the remaining portion of the payment to the premium payer.

•	In addition, the payment frequency may be changed to annual to prevent subsequent premium bills from being produced prior to the next Policy Anniversary date.
These procedures may not apply if there has been a material change to your policy that impacts the 7-pay limit or 7-pay period, because the start of the 7-pay year may no longer coincide with your Policy Anniversary. Please see “Federal Income Tax Considerations” section for additional information.
Premium Limitations
The IRC has limits on the amount of money you may put into a life insurance contract and still meet the IRC’s definition of life insurance for tax purposes. There are two tests under the IRC rules that are used to determine if a policy meets the IRC guidelines:
•	the Cash Value Accumulation Test, and
•	the Guideline Premium Test.
If you choose the Guideline Premium Test, the maximum premium payment we will accept will be stated in your policy’s specifications pages. Regardless of whether you choose the Guideline Premium Test or the Cash Value Accumulation Test, we have the right to refund a premium paid in any year if it will increase the Insurance Risk under the policy. The Insurance Risk is the difference between the death benefit payable and the Account Value of your policy. Please see “Minimum Death Benefit” in the “Death Benefits” section for detailed information regarding the Cash Value Accumulation Test and the Guideline Premium Test.
Certain policy changes (including but not limited to a change in face amount, a change in tobacco use classification, or the addition or removal of a rider) may cause a recalculation of your maximum premium limit. If a policy change results in a decrease to your premium limit, we may be required to distribute funds from your policy to maintain its compliance with the adjusted premium limit. The distribution will be taken from the Separate Account Division(s) and the GPA in proportion to the non-loaned values in each.
How and When Your Premium is Allocated
Net Premium
Net Premium is a premium payment received in Good Order and accepted by us minus the premium load charge and the Cash Surrender Value Enhancement Rider charge, if applicable.
The Net Premium is allocated among the Divisions and the GPA according to your current instructions.
When applying for the policy, you choose the percentages of your Net Premiums to be allocated among the Separate Account Divisions and/or the GPA. You may choose any percentages (to two decimals) as long as the total is 100%. However, we reserve the right to limit the number of Separate Account Divisions to which you can allocate your premiums if the limitation is necessary to protect your policy’s status as life insurance under federal tax law.
You may change your Net Premium allocation at any time by sending a Net Premium allocation request form to us at our Administrative Office. You may also change your Net Premium allocation by telephone or fax transmission, subject to certain restrictions. Please note that telephone, fax, or website transactions may not always be available. Telephone, computer systems, and faxes can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. To help protect against unauthorized or fraudulent telephone instructions, we will take reasonable steps to confirm that telephone instructions given to us are genuine. We may record all telephone conversations.
A request to change your Net Premium allocation will become effective on the Valuation Date we receive your request, in Good Order, at our Administrative Office. If we receive your request in Good Order on a non-Valuation Date or after the end of a Valuation Date, the change will become effective on the next Valuation Date.

When Net Premium is Allocated
During the Free-Look period, we will allocate your first Net Premium to the GPA and/or the Separate Account Divisions in accordance with the net premium allocation then in effect, provided the premium equals or exceeds the Minimum Initial Policy Premium. If the premium does not equal or exceed the Minimum Initial Policy Premium, the policy will not be issued.
You may choose any percentages (to two decimals) as long as the total is 100%.
If a payment is refused by your bank after we have applied the premium payment to your policy, the transaction will be deemed void and your payment will be reversed.
Transfers
While your Policy is In Force, you may generally transfer all or part of a Separate Account Division’s account value to any other Separate Account Division or the GPA. Transfers are effective as of the Valuation Date we receive your Written Request in Good Order. If we receive your Written Request on a non-Valuation Date or after the end of a Valuation Date, your transfer request will be effective as of the next Valuation Date.
You can make transfers by Written Request, by calling our Administrative Office or via our website. In your transfer request, you must indicate the dollar amount or the percentage (to two decimals) you wish to transfer.
Generally, there is no limit on the number of transfers you may make among the Separate Account Divisions. However, as discussed more fully in the section below, we may terminate, limit, or modify your ability to make such transfers due to frequent trading or market timing activity. We currently do not charge a fee for transfers. We do, however, reserve the right to charge a fee for transfers if there are more than twelve transfers in a Policy Year. This fee will not exceed $10 per transfer. We will consider all transfers made on one Valuation Date to be one transfer.
We reserve the right to limit the number of Separate Account Divisions to which you can allocate your Account Value if the limitation is necessary to protect your policy’s status as life insurance under federal tax law.
You may transfer all Account Value in the Separate Account to the GPA at any time without incurring a fee.
You may only transfer Account Value from the GPA to the Separate Account once per Policy Year. This transfer may not exceed 25% of your Account Value in the GPA at the time of your transfer. For purposes of this transfer restriction, your Account Value in the GPA does not include Policy Debt. However, you may transfer 100% of your Account Value in the GPA to the Separate Account if:
•	you have transferred 25% of your Account Value in the GPA in each of the previous three Policy Years; and
•	you have not allocated premium payments or made transfers to the GPA during any of the previous three Policy Years, except as a result of a policy loan.
You cannot transfer Account Value in the GPA equal to any Policy Debt.
Limits on Frequent Trading and Market Timing Activity
This policy and its investment choices are not designed to serve as vehicles for what we have determined to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a Fund in the following ways:
•	by requiring the Fund to keep more of its assets liquid rather than investing them for long-term growth, resulting in lost investment opportunity; and
•	by causing unplanned portfolio turnover.
These disruptions, in turn, can result in increased expenses and can have an adverse effect on Fund performance that could impact all Policy Owners and Beneficiaries under the policy, including long-term Policy Owners who do not engage in these activities. Therefore, we discourage frequent trading and market timing trading activity and will not accommodate frequent transfers among the Funds. Organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this policy. We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce those procedures. However, those who engage in such activities may employ a variety of techniques to avoid detection. Our ability to detect frequent trading or market timing may be limited by operational or technological systems, as well as by our ability to predict strategies employed by Policy Owners (or those acting on their behalf) to avoid detection. Therefore, despite our efforts to prevent frequent trading and the market timing of Funds among the Separate Account Divisions, there can be no assurance that we will be able to identify all those who trade frequently or those who employ a market timing strategy (or any intermediaries acting on behalf of such persons) and curtail their trading in every instance. Moreover, our ability to discourage and restrict frequent trading or market timing may be limited by decisions of state regulatory bodies and court orders that we cannot predict. In addition, some of the Funds are available with variable products issued by other insurance companies. We do not know the effectiveness of the policies and procedures used by these other insurance companies to detect frequent trading and/or market timing. The Funds may reflect lower performance and higher expenses across all policies as a result of undetected abusive trading practices. If we, or the investment adviser to any of the Funds available with this policy, determine that a Policy Owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will allow the Policy Owner to submit transfer requests by regular mail only. We will not accept the Policy Owner’s transfer request if submitted by overnight mail, fax, the telephone, our website, or any other type of electronic medium. Additionally, we may reject any single trade that we determine to be abusive or harmful to the Fund.
Orders for the purchase of Fund shares may be subject to acceptance by the Fund. Therefore, we reserve the right to reject, without prior notice, any Fund transfer request if the investment in the Fund is not accepted for any reason. In addition, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe the Funds’ frequent trading or market timing policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. We have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading or market timing policies established by the Fund. Policy Owners and other persons with interests in the policies should be aware that the purchase and redemption orders received by the Funds generally are “omnibus” orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Policy Owners of variable contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading or market timing policies and procedures. It may also require us to restrict or prohibit further purchases or transfers as requested by a Fund on all policies owned by a Policy Owner whose trading activity under one variable contract has violated a Fund’s frequent trading or market timing policy. If a Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in frequent trading or market timing activity, the Fund may reject the entire omnibus order.
We will notify you in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, no change will be made to your allocations per that request. We will then allow you to resubmit the rejected transfer by regular mail only. Additionally, we may in the future take any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:
•	not accept transfer instructions from a Policy Owner or other person authorized to conduct a transfer;
•	limit the number of transfer requests that can be made during a Policy Year; and
•	require the value transferred into a Fund to remain in that Fund for a particular period of time before it can be transferred out of the Fund.
We will apply any restrictive action we take uniformly to all Policy Owners we believe are employing a frequent trading or market timing strategy. These restrictive actions may not work to deter frequent trading or market timing activity. We reserve the right to revise our procedures for detecting frequent trading and/or market timing at any time without prior notice if we determine it is necessary to do so in order to better detect frequent trading and/or market timing, to comply with state or federal regulatory requirements, or to impose different restrictions on frequent traders and/or market timers. If we modify our procedures, we will apply the new procedure uniformly to all Policy Owners.
Automated Account Value Transfer
Automated Account Value Transfer allows you to make monthly transfers of Account Value in a Separate Account Division to any combination of Separate Account Divisions and the GPA. You must specify the amount you wish to transfer as a dollar amount or a percentage (rounded to two decimal places). Automated Account Value Transfers are not available from more than one Separate Account Division or from the GPA. We consider this process as one transfer per Policy Year. We do not charge you for participating in the automated Account Value Transfer Program.

You can elect, change or cancel the Automated Account Value Transfer on any Valuation Date, provided we receive a fully completed Written Request in Good Order at our Administrative Office. We will only make transfers on the Monthly Calculation Date. The effective date of the first automated transfer will be the first Monthly Calculation Date after we receive your Written Request in Good Order. If we receive your request before the end of the Free-Look period, your first automated transfer will occur on the Valuation Date next following the end of this period.
Transfers will occur automatically. However, you must specify:
•	the Separate Account Division we are to transfer from;
•	the Separate Account Division(s) and/or GPA we are to transfer to; and
•	the length of time during which transfers will continue.
If your transfer amount is greater than your Account Value in the Separate Account Division we are transferring from, then we will transfer your remaining value in that Separate Account Division in the same proportion as your previously transferred amounts. We will not process any more automated transfers thereafter.
We may at any time modify, suspend or terminate the automated Account Value transfer program without prior notification.
You may not elect Automated Account Value Transfer while you have elected Automated Account Re-balancing for your policy.
Automated Account Re-balancing
Automated Account Re-balancing permits you to maintain a specified percentage (rounded to two decimal places) of your Account Value in any combination of the Separate Account Divisions and the GPA. We must receive a fully completed Written Request in Good Order to begin your Automated Account Re-balancing Program. Then, we will make transfers on a quarterly basis to and from the Separate Account Divisions and the GPA to re-adjust your Account Value to your specified percentage. Quarterly re-balancing is based on your Policy Year. The minimum amount we will transfer under this provision is $5.00. We do not charge you for participating in the Automated Account Re-balancing Program.
This program allows you to maintain a specific allocation of Account Value among the Separate Account Divisions and the GPA. We will re-balance your Account Value only on a Monthly Calculation Date. We consider automated account re-balancing as one transfer per Policy Year.
You can elect or cancel automated account re-balancing on any Valuation Date, provided we receive a fully completed Written Request in Good Order at our Administrative Office. You may only change allocation percentages once each Policy Year. In addition, you may only reduce your allocation to the GPA by up to 25% once each Policy Year.
The effective date of the first automated re-balancing will be the first Monthly Calculation Date after we receive your Written Request in Good Order at our Administrative Office. If we receive the request before the end of the Free-Look period, your first re-balancing will occur on the Valuation Date next following the end of the Free-Look period.
We may at any time modify, suspend or terminate the automated account re-balancing program without prior notification.
You may participate in either the Automated Account Value Transfer Program or the Automated Account Re-balancing Program at one time, but may not participate in both programs at the same time.

Example:
Assume that your initial Net Premium payment is split among four Separate Account Divisions: MML Managed Bond, MML Foreign, MML Equity and PIMCO All Asset Portfolio.

Further assume that you have also completed an Automated Account Re-balancing request form indicating that you want the values in the Separate Account Divisions rebalanced quarterly, beginning today, January 10, as follows:

• 60% in MML Managed Bond and
• 40% in PIMCO All Asset Portfolio.

Over the next 2½ months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the MML Managed Bond division represents 80% of the value of the two selected Separate Account Divisions in your Portfolio Rebalancing Program.

Three months from the date you selected to begin your quarterly Automated Account Re-balancing Program, April 10, we will sell all units in the MML Foreign and MML Equity Divisions using the proceeds to purchase units in the MML Managed Bond (60%) and PIMCO All Asset Portfolio (40%) Divisions. In addition, some of your units in the MML Managed Bond Division will be sold and the proceeds will be used to purchase additional units in the PIMCO All Asset Portfolio Division to bring the ratio of the two investment choices to 60/40 respectively.

Policy Value
How the Value of Your Policy is Calculated
The value of your policy is called its Account Value. The Account Value has two components:
•	the Variable Account Value; and
•	the GPA Value.
We will calculate your Account Value on each Valuation Date.
Variable Account Value
Transactions in your Separate Account Divisions are all reflected through the purchase and sale of Accumulation Units. An Accumulation Unit is a unit of measure that we use to determine the value in each Separate Account Division. For instance, before we invest your Net Premium payment in a Separate Account Division, we convert your Net Premium payment into Accumulation Units and then purchase an appropriate number of shares in the designated Fund.
The Variable Account Value is the sum of your values in each of the Separate Account Divisions. It reflects:
•	Net Premiums allocated to the Separate Account; plus
•	transfers to the Separate Account from the GPA; less
•	transfers and withdrawals from the Separate Account; less
•	fees and charges deducted from the Separate Account; adjusted by
•	the Net Investment Experience of the Separate Account.
Net Investment Experience
The Net Investment Experience of the Variable Account Value is reflected in the value of the Accumulation Units.
Every Valuation Date we determine the value of an Accumulation Unit for each of the Separate Account Divisions. Changes in the Accumulation Unit value reflect the investment performance of the Fund as well as Fund expenses.
The value of an Accumulation Unit may go up or down from Valuation Date to Valuation Date.
When you make a premium payment, we credit your policy with Accumulation Units. We determine the number of Accumulation Units to credit by dividing the amount of the Net Premium payment allocated to a Separate Account Division by the unit value for that Separate Account Division. When you make a withdrawal, we deduct Accumulation Units representing the withdrawal amount from your policy. We deduct Accumulation Units for insurance and other policy charges.

We calculate the value of an Accumulation Unit for each Separate Account Division at the end of each Valuation Date. Any change in the Accumulation Unit value will be reflected in your policy’s Account Value.
The purchase and sale of Accumulation Units will affect your Account Value in the Separate Account Divisions. If we receive a premium payment or a Written Request that causes us to purchase or sell Accumulation Units, and we receive that premium payment or request before the end of a Valuation Date, Accumulation Units will be purchased or sold as of that Valuation Date.
Otherwise, Accumulation Units will be purchased or sold as of the next following Valuation Date.
Guaranteed Principal Account Value
The GPA Value is the accumulation of:
(1)	Net Premiums allocated to the GPA; plus
(2)	amounts transferred into the GPA; plus
(3)	interest credited to the GPA; less
(4)	amounts transferred or withdrawn from the GPA; less
(5)	monthly charges deducted from the GPA.
Interest on the Guaranteed Principal Account
The GPA Value earns interest at an effective annual rate, credited daily.
For the loaned portion of the GPA, the daily interest rate we use is at least the daily equivalent of the minimum annual interest rate for the GPA (1%).
For the non-loaned portion of the GPA, the daily rate we use is the daily equivalent of the greater of:
•	the current interest rate we declare; or
•	the guaranteed interest rate of 1%.
The current interest rate may change as often as monthly.
Death Benefit
If the Insured dies while the policy is In Force and we determine the claim is valid, we will pay the death benefit to the named Beneficiary in a lump sum.
The death benefit will be the amount provided by the death benefit option in effect on the date of death, reduced by any outstanding Policy Debt, and any unpaid monthly charges to the date of death. The death benefit is calculated as of the date of the Insured’s death.
The Minimum Death Benefit for your policy is based on your policy’s Account Value as described below.
Minimum Death Benefit
In order to qualify as life insurance under IRC Section 7702, the policy must have a Minimum Death Benefit that is determined by one of two compliance tests. You choose the test when you apply for the policy. You cannot change your choice of test after the policy is issued.
For purposes of computing any Minimum Death Benefit under Death Benefit Options 1, 2, or 3 to be paid in the event of death of the Insured in Policy Years 1 through 11, and only for such purposes, the policy's Account Value will be increased by the amount of the Enhancement Benefit under the Cash Surrender Value Enhancement Rider, if elected.
Cash Value Accumulation Test (CVAT)
Under this test, the minimum death benefit on any date is equal to the Account Value on that date multiplied by the death benefit factor for the Insured’s Attained Age on that date. The death benefit factor depends on the Insured’s gender, Attained Age, tobacco use risk classification, and the CVAT interest rate under Section 7702 of the IRC.

Guideline Premium Test
Under this test, the Minimum Death Benefit on any date is equal to a percentage of the Account Value on that date. The Minimum Death Benefit percentage varies only by the Attained Age of the Insured.
Your choice of the Guideline Premium Test or the Cash Value Accumulation Test will depend on how you intend to pay premiums. You should review policy illustrations of both approaches with your registered representative to determine how the policy works under each test, and which is best for you.
Death Benefit Options
When you apply for the policy, you must choose a Base Selected Face Amount and one of three death benefit options. These are:
•	Death Benefit Option 1 – the death benefit is the greater of:
○	the Base Selected Face Amount in effect on the date of death; or
○	the Minimum Death Benefit in effect on the date of death.
•	Death Benefit Option 2 – the death benefit is the greater of:
○	the sum of the Base Selected Face Amount in effect on the date of death, plus the Account Value on the date of death; or
○	the Minimum Death Benefit in effect on the date of death.
•	Death Benefit Option 3 – the death benefit is the greatest of:
○	the sum of the Base Selected Face Amount in effect on the date of death, plus the sum of all premiums paid, less withdrawals; or
○	the Base Selected Face Amount in effect on the date of death; or
○	the Minimum Death Benefit in effect on the date of death.
If the Insured dies while the policy is in force, we will pay the death benefit based on the option in effect on the date of death, with the following adjustments:
•	We add the part of any monthly cost of insurance charges that apply for the period beyond the date of death; and
•	We deduct any Policy Debt outstanding on the date of death; and
•	We deduct any monthly charges unpaid as of the date of death.
If the Insured dies during a Grace Period, any unpaid premium needed to avoid policy termination will also be deducted from the death benefit.
You should note that under Death Benefit Options 1 and 3, the death benefit amount is not affected by your policy’s investment experience unless the death benefit is based on the Minimum Death Benefit. Under Death Benefit Option 2, the death benefit is a variable death benefit. This means that, because the death benefit amount includes the Account Value, it can change from day to day. Your policy’s Account Value will vary due to the investment performance of the Separate Account Divisions in which you have allocated premium. It is also impacted by the deduction of charges and other policy expenses.
Example:
The following example shows how the death benefit may vary as a result of investment performance and Death Benefit Option in effect on the date of death.
		Policy A	Policy B
(a)	Base Selected Face Amount:	$100,000	$100,000
(b)	Account Value on date of death:	$40,000	$50,000
(c)	Sum of premiums less withdrawals:	$30,000	$40,000
(d)	Minimum Death Benefit percentage on date of death:	240%	240%
(e)	Minimum Death Benefit (b x d):	$96,000	$120,000
	Death benefit if Death Benefit Option 1 is in effect [greater of (a) or (e)]:	$100,000	$120,000
	Death benefit if Death Benefit Option 2 is in effect [greater of (a + b) or (e)]:	$140,000	$150,000
	Death benefit if Death Benefit Option 3 is in effect [greater of (a + c) or (a) or (e)]:	$130,000	$140,000
The examples assume no additions to or deductions from the Base Selected Face Amount or Minimum Death Benefit are applicable.

Right to Change the Death Benefit Option
You may change your Death Benefit Option at any time while the Insured is living by Written Request and subject to our guidelines regarding proof of insurability. However, no change will be permitted after the Policy Anniversary nearest the Insured’s 95th birthday. There is no charge for a change in death benefit option; however, the monthly deduction amount will change.
If the change is from:
•	Death Benefit Option 1 to 2, or
•	Death Benefit Option 1 to 3, or
•	Death Benefit Option 2 to 3, or
•	Death Benefit Option 3 to 2,
then the Base Selected Face Amount after the change will equal the Base Selected Face Amount before the change, and evidence of insurability will be required.
If the change is from Death Benefit Option 2 to 1, then the Base Selected Face Amount after the change will equal the Base Selected Face Amount before the change plus the Account Value, and no evidence of insurability is required.
If the change is from Death Benefit Option 3 to 1, then the Base Selected Face Amount after the change will equal the greater of (i) the Base Selected Face Amount before the change and (ii) the Base Selected Face Amount before the change plus the sum of all premiums less withdrawals. No evidence of insurability is required.
The death benefit following a death benefit option change, however, may behave differently based on the new death benefit option in effect. For example, if the Minimum Death Benefit doesn't apply and if a Policy Owner changes the Death Benefit Option from option 1 (death benefit = Base Selected Face Amount) to option 2 (death benefit = Base Selected Face Amount + Account Value), the death benefit after the change will be increased by the Account Value rather than remaining level. The Policy Owner may decide to make this change if the desire is to have a death benefit that will increase if the Account Value grows.
Alternatively, a Policy Owner may change from death benefit option 2 to option 1 if they would like to have a level death benefit following the change. Having a level death benefit (rather than increasing as the Account Value grows) could reduce the policy's insurance risk as the policy's Account Value increases and, as a result, could reduce the monthly insurance charges.
The effective date of any change in the death benefit option will be your first Policy Anniversary on, or next following, the later of:
•	the date we approve your Written Request for such change; or
•	the requested effective date of the change.
Please see Appendix C for examples of how a change in death benefit option may impact the policy's Base Selected Face Amount.
Right to Change the Base Selected Face Amount
You may request an increase or decrease in the Base Selected Face Amount. If you change your Base Selected Face Amount, your policy charges will change accordingly. If you increase the Base Selected Face Amount, the cost of insurance charge for your policy will increase because of the increase in the Insurance Risk. If you decrease the Base Selected Face Amount, the cost of insurance charge for your policy will decrease because of the decrease in Insurance Risk.
If you increase or decrease the Base Selected Face Amount, your policy may become a MEC under federal tax law. MECs are discussed in the “Federal Income Tax Considerations” section; however, you should consult your tax adviser for information on how a MEC may affect your tax situation.
Increases in Base Selected Face Amount
You may increase the Base Selected Face Amount by Written Request beginning six months after the Policy Date or six months after a previous increase. We may request adequate evidence of insurability for an increase.
We will not allow an increase in the Base Selected Face Amount after the Insured’s Attained Age 80. Any increase in the Base Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows, the later of:
•	the date we approve your Written Request for such change; or
•	the requested effective date of the change. Any increase must be for at least $5,000.

Decreases in Base Selected Face Amount
You may also decrease your Base Selected Face Amount. The Base Selected Face Amount after a decrease must be at least $25,000.
Any requested decrease in the Base Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows the later of:
•	the date we approve your Written Request for such change; or
•	the requested effective date of the change.
A decrease in the Base Selected Face Amount may have adverse tax consequences.
When We Pay Death Benefit Proceeds
If the policy is in Force, and it is determined that the claim is valid, we normally pay the death benefit within seven calendar days after the date we receive due proof of the Insured’s death and all required documents, in Good Order, at our Administrative Office.
Certain situations may delay payment of a death claim. These situations include, but are not limited to, our right to contest the validity of a death claim. We investigate all death claims that occur within the policy’s two-year contestable periods as described below.
We have the right to contest the validity of the policy for any material representation of a fact within two years:
•	after the policy is issued;
•	after an increase in the Base Selected Face Amount; or
•	after reinstatement.
We may also investigate death claims beyond the contestable periods. After any two-year contestable period, in the absence of fraud, we cannot contest the validity of a policy or a Base Selected Face Amount increase, except for failure to pay premiums.
We generally determine whether the contested claim is valid within five days after we receive the information from a completed investigation. Since it may take some time to receive the information, payment could be delayed during this period.
We can also delay payment of the death benefit if the policy has Account Value invested in the Separate Account on the date of death during any period that:
•	it is not reasonably practicable to determine the amount because the NYSE is closed (other than customary weekend and holiday closings);
•	trading is restricted by the SEC;
•	an emergency exists as a result of which disposal of shares of the Funds is not reasonably practicable or we cannot reasonably value the shares of the Funds; or
•	the SEC, by order, permits us to delay payment in order to protect our Policy Owners.
We will pay interest on the death benefit from the date of death to the date of a lump sum payment. The amount of interest will be computed at the rate for funds left on deposit with us that is applicable to individual life insurance policies, or if we have not established a rate for funds left on deposit, at the Two Year Treasury Constant Maturity Rate as published by the Federal Reserve or, if greater, the annual rate required by applicable law. In determining the effective annual rate, we will use the rate in effect on the date of death.
We will pay the death benefit in a lump sum.
Although the death benefit is generally excludible from the income of the Beneficiary who receives it, interest on the death benefit is includible in the Beneficiary’s income in the year such interest is credited.
Suicide
If the Insured dies by suicide, while sane or insane, and the policy is in force, the policy will terminate.
•	If the death occurs within two years from the Issue Date, we will refund the sum of premiums paid for the policy, less any Policy Debt and amounts withdrawn.
•
If the death occurs after two years from the Issue Date but within two years from an increase in the Base Selected Face Amount, we will refund the sum of the monthly charges associated with the Base Selected Face Amount increase.

•
If the death occurs after two years from the Issue Date but within two years after the policy is reinstated, we will refund the sum of premiums you paid to reinstate the policy and any premiums you paid thereafter, less any Policy Debt and amounts you withdrew.

•
If death occurs after two years from the Issue Date, and there has been no increase in the Base Selected Face Amount or reinstatement during the prior two year period, we will pay the full death benefit, less any Policy Debt.

For policies issued in North Dakota, all references in this provision to “two years” should be replaced with “one year”.
Example:

Assume a policy is issued with $500,000 Base Selected Face Amount under Death Benefit Option 1. In Policy Year 4, the owner applies for a $250,000 Base Selected Face Amount increase, which is approved. If the Insured commits suicide within two years of the increase, the benefit payable to the beneficiaries is equal to the original $500,000 death benefit, plus an additional payment equal to the monthly charges that were deducted from the Account Value for the increase segment of $250,000.

Misstatement of Age or Gender
If the Insured’s date of birth or gender is misstated in the application, or the policy has been issued incorrectly, an adjustment will be made. If the adjustment is made when the Insured dies, the death benefit will reflect the amount provided by the most recent monthly cost of insurance charges using the correct age and gender. If the adjustment is made while the Insured is living, monthly charges after the adjustment will be based on the correct age and gender.
Other Benefits Available Under the Policy
Additional Benefits
In addition to the standard death benefit(s) associated with your policy, other standard and/or optional benefits may be available to you. The following table summarizes information about those benefits. Information about the fees associated with each benefit included in the table may be found in the Fee Table section.
You can obtain additional benefits if you request them and/or qualify for them. We provide certain additional benefits by rider or endorsement. The cost of each rider is generally deducted as part of the monthly charges. Some riders do not result in monthly charges, but do require a fee to exercise the riders. Adding or removing a rider for which there is a monthly charge may impact the premium limitations on your policy. For additional information, please see “Premium Limitations” in the “Premiums” section. If you choose to add a rider, you may cancel it at any time upon Written Request. You may not, however, add or remove a rider during a Grace Period. You must pay any premium due before such transaction requests can be processed. Having one or more riders that have monthly charges will increase the overall cost of your policy.
We also offer two automated transfer programs as additional benefits – the Automated Account Re-balancing Program and the Automated Account Value Transfer Program. Please note that you cannot select both the Automated Account Re-balancing Program and the Automated Account Value Transfer Program at the same time.

Name of Benefit	Purpose	Is Benefit Standard or Optional?	Brief Description of Restrictions/Limitations
Overloan Protection Rider	Prevents policy lapse due to Policy Debt by providing a guaranteed paid-up insurance benefit	Standard if the policy was issued using the Guideline Premium Test.
Requirements:
• Policy In Force and at or past 15th Policy Anniversary.
• Insured at least Attained Age 75.
• Account Value at least $100,000.
• Non-loaned Account Value must be sufficient to pay rider charge (if not, Owner required to repay Policy Debt to exercise rider).
• Policy issued under Guideline Premium Test.
• Policy is not and upon exercise of rider will not become a MEC.
• Policy Debt exceeds specified percentage of Account Value.
• Amounts that can be withdrawn without federal tax penalty have been withdrawn.

Exercising rider results in:
• Change to Option 1 death benefit if not already selected.
• Total Selected Face Amount equals minimum death benefit.
• Loaned Account Value earns interest at loan interest rate.
• Non-loaned Account Value held in GPA and accrues interest at not less than minimum GPA rate.
• All other riders terminate.
• No additional premiums allowed.
• No further policy loans or repayments.
• No further policy changes, transfers, and withdrawals allowed.
• Death benefit adjusted and may be reduced to minimum death benefit.

Supplemental Monthly Term Insurance Rider	Provides monthly term insurance on the life of the Insured. The Term Rider Selected Face Amount supplements the Base Selected Face Amount.	Optional
• The Base Selected Face Amount must be at least $25,000.
• Term Rider Selected Face Amount may not exceed ten times the Base Selected Face Amount.
• Requesting increase in Term Rider Selected Face Amount may require additional evidence of insurability.

Cash Surrender Value Enhancement Rider	Provides for the payment of an increased Cash Surrender Value when there is a complete surrender of the policy. The additional Surrender Value equals a partial return of charges assessed on the policy	Optional
• Must be selected at issue.
• Enhanced payment not available on surrender during Free Look Period or on surrender that qualifies as Section 1035 exchange.
• Percentage used in enhanced payment calculation generally declines after first Policy Year and declines to zero at the beginning of the eleventh Policy Year.
• Electing the Supplemental Monthly Term Insurance Rider will reduce the enhanced payment under the rider.

Automated Account Re-balancing Program	Automatically rebalances Separate Account Divisions and GPA to maintain specified percent allocation of Account Value	Optional	• Can change allocation percentages only once each Policy Year. • Cannot use with Automated Account Transfer Program. • Allocations to the GPA may only be reduced up to 25% once every Policy Year.
Automated Account Value Transfer Program	Automatically transfers a specific amount of Account Value from a single Separate Account Division to other Divisions or the GPA monthly.	Optional	• Cannot use with the Automated Account Re-balancing Program.
Overloan Protection Rider
This rider may prevent the policy from lapsing due to Policy Debt by providing a guaranteed paid-up insurance benefit upon exercise of this rider, subject to certain conditions being met. This rider is designed to enable the Policy Owner with a substantially depleted Surrender Value, due to Policy Debt, to potentially avoid the negative tax consequences associated with the lapsing of the policy.
Note: The Internal Revenue Service (IRS) has not issued guidance on the tax consequences of exercising the Overloan Protection Rider. It is possible that the IRS could assert that the Policy Debt should be treated as a distribution, in whole or in part, when this rider is invoked. Consult with a tax adviser regarding the risks associated with invoking this rider.

This rider is included automatically with the policy on the Issue Date if the policy was issued using the Guideline Premium Test under Section 7702 of the IRC. The rider cannot be elected after the policy Issue Date or if the policy was issued using the Cash Value Accumulation Test under Section 7702 of the IRC.
In the event that the policy non-loaned Account Value is insufficient to cover the policy’s monthly charges, this rider provides a paid-up life insurance benefit. A Written Request to exercise the rider must be sent to our Administrative Office in Good Order. There is a one-time charge to exercise this rider. The charge is equal to the Account Value multiplied by a percentage which varies by the Insured’s Attained Age at the time the rider is exercised. The percentages are shown below. The rider will be effective (Rider Effective Date) on the next monthly calculation date after:
(1)	we have received the Policy Owner’s Written Request in Good Order to exercise the rider; and
(2)	all other conditions for exercising the rider have been met.
Once the rider has been exercised, the Death Benefit Option will be changed to Option 1 (if the Death Benefit Option is not already Death Benefit Option 1) and the Total Selected Face Amount will be reduced to equal the Minimum Death Benefit after the rider charge is taken.
The rider cannot be exercised unless the policy meets all of the following requirements:
•	The policy is In Force and has reached the 15th Policy Anniversary date;
•	The Insured is at least Attained Age 75;
•	The Account Value of the policy must be at least $100,000;
•	The non-loaned Account Value is sufficient to pay the Rider Charge (described below);
•	The policy is issued under the federal Guideline Premium Test under Section 7702 of the Internal Revenue Code, as amended;
•	The policy is not, and exercise of this rider will not cause the policy to become, a “modified endowment contract” under the Internal Revenue Code;
•
The Policy Debt exceeds a specified percentage of the Account Value after deduction of the rider charge. This percentage is called the “Overloan Rider Trigger” and varies by the Attained Age of the Insured. The Overloan Rider Trigger Point Percentages are shown on the table attached to the rider; and

•	All amounts that may be withdrawn from the policy without the imposition of federal income tax must be taken as partial surrenders prior to exercise of the rider.
The first time the requirements to exercise this rider are met, we will notify the Policy Owner.
Exercising this rider will affect the policy and any other policy riders as follows:
•	Interest will continue to accrue on the Policy Debt at the applicable loan interest rate;
•	The loaned Account Value in the GPA will earn interest at the same rate as the loan interest rate;
•	Any remaining non-loaned Account Value will be held in the GPA and will continue to accrue interest at not less than this policy’s guaranteed minimum interest rate for the GPA;
•	All other riders, including without limitation any Term Rider or Cash Surrender Value Enhancement Rider will be terminated;
•	No further monthly charges or additional charges will be taken from the Account Value;
•	No further policy loans may be taken;
•	No further policy changes, account transfers or partial surrenders will be allowed;
•	No further premium payments or loan repayments will be allowed;
•	The amount of the death benefit will be the maximum of (A) and (B) where:
(A)	is the Base Selected Face Amount; and
(B)	is the Minimum Death Benefit, calculated as of the date of the Insured’s death.
•	The policy will be placed in paid-up status; and
•	The Policy Owner will be notified of the changes to the policy.

The Overloan Protection Rider Trigger Point Percentages and Rider Charge Percentages vary by the Insured’s Attained Age.
Attained Age	Rider Charge Percentage	Trigger Point Percentage
18–74	N/A	N/A
75	3.71%	96.00%
76	3.57%	96.00%
77	3.45%	96.00%
78	3.31%	96.00%
79	3.33%	96.00%
80	3.19%	96.00%
81	3.13%	96.00%
82	2.99%	97.00%
83	2.87%	97.00%
84	2.73%	97.00%
85	2.61%	97.00%
86	2.47%	97.00%
87	2.33%	97.00%
88	2.17%	97.00%
89	1.95%	98.00%
90	1.71%	98.00%
91	1.54%	98.00%
92	1.36%	98.00%
93	1.19%	98.00%
94	1.02%	98.00%
95	0.85%	99.00%
95+	N/A	N/A
This rider may only be added at the time of policy issue. This rider will terminate on the earliest of:
•	the date we receive a Written Request in Good Order from the Policy Owner to terminate the rider;
•	the Paid-Up Policy Date; or
•	the date of termination of the policy.
An example of the operation of the Overloan Protection Rider, including the Overloan Rider Trigger Point, is set forth in Appendix D.
Supplemental Monthly Term Insurance Rider
The Supplemental Monthly Term Insurance Rider (Term Rider) provides you with the option to purchase monthly term insurance on the life of the Insured. The Term Rider Selected Face Amount supplements the Base Selected Face Amount.
You can add the Term Rider at the time of application or at a later time provided that the policy is in force and the Term Rider is added before the Insured reaches Attained Age 75.
If you add the Term Rider, your Term Rider Selected Face Amount must be at least $25,000.
Before deciding whether to purchase the Term Rider, it is important to know that when the Term Rider is purchased, the compensation received by the registered representative and his or her firm may be less than when compared to purchasing insurance coverage under the base policy only.
You should consider a number of factors when deciding to purchase coverage under the base policy only or to purchase a portion of the coverage under the Term Rider. There can be some important cost differences.
If you compare a policy with the Term Rider to one that provides the same amount of total coverage without the Term Rider, the policy with the Term Rider will, in most cases, have a lower Target Premium and lower premium load charges (assuming the same premium payments are made on both polices).

The following tables shows the estimated Target Premium and estimated premium load charge for a policy with a $1,000,000 Base Selected Face Amount and a policy with a $500,000 Base Selected Face Amount and $500,000 Term Rider Selected Face Amount. Assuming an annual premium payment of $73,590, the estimated premium load charge is less for the policy that has allocated a portion of the coverage to the Term Rider. This is because the Target Premium is calculated based on the coverage provided under the base policy only and does not take into account coverage provided under the Term Rider.
	$1,000,000 Base Selected Face Amount	$500,000 Base Selected Face Amount and $500,000 Term Rider Selected Face Amount
Estimated Target Premium*	$73,590	$36,795
Estimated Premium Load Charge*	$4,820.15	$2,594.05
*	Assumes policy issued to a 45 year-old male non-smoker and is funded with a $73,590 annual premium payment
As shown in the charts above, by allocating at least a portion of the coverage to the Term Rider, you can potentially lower the Target Premium and the premium load charges for your policy. Please see “Appendix E: Example of Premium Load Charge”. As a result of the lower premium load charges, for a given premium level, the amount of the Net Premium available for allocation among the Separate Account Divisions and/or the GPA will be greater. This will generally result in higher Surrender Values as compared to a policy with the same total coverage amount but without the Term Rider.
A registered representative can answer any questions and provide illustrations demonstrating the impact of purchasing coverage under the Term Rider. When deciding whether to purchase coverage under the Term Rider, or how much coverage to purchase under the Term Rider, you may want to consider requesting additional illustrations to see examples of how allocating various amounts of coverage to the Term Rider may potentially impact the overall performance of the policy (in particular, an illustration including the maximum amount of the Term Rider at ten times the Base Selected Face Amount).
The amount of monthly term insurance in force under the Term Rider is equal to the Term Rider Selected Face Amount reduced (to not less than zero) by the excess, if any, of the policy Minimum Death Benefit over:
•	For Death Benefit Option 1, the Base Selected Face Amount;
•	For Death Benefit Option 2, the Base Selected Face Amount plus the policy’s Account Value; or
•	For Death Benefit Option 3, the greater of: (i) the Base Selected Face Amount, or (ii) the Base Selected Face Amount, plus the sum of all premiums paid, less any withdrawals.
We deduct monthly charges for the Term Rider from the Account Value on each Monthly Calculation Date. We assess monthly charges of two types for this rider:
Rider Face Amount Charge
This charge is based on the initial amount of monthly term insurance.
This charge is guaranteed not to exceed $0.025 per $1,000 of amount of monthly term insurance.
Term Rider Cost of Insurance Charge
The amount of this charge is equal to the monthly insurance rate multiplied by each $1,000 of monthly term insurance that requires a charge (calculated as described below). Monthly rates may be changed by us from time to time. However, the rates for the Term Rider will never be more than the maximum rates shown in the policy specifications.
These rates are calculated using 125% of the 2017 Commissioners’ Standard Ordinary Mortality Table, male or female, the non-smoker or smoker table, and age of the Insured on his/her last birthday. For policies issued on a unisex basis, these rates are calculated using 125% of the 2017 Commissioners’ Standard Ordinary Mortality Table, 80% male, the non-smoker or smoker table, and age of the Insured on his/her last birthday.
We have the right to charge less than the maximum charges shown in the “Rider Charges” tables. This charge may be based on our expectations of future mortality, investment earnings, persistency and expense results, capital and reserve requirements, taxes and future profits. We may set different monthly cost of insurance rates for the Base Selected Face Amount and the Term Rider Selected Face Amount. The current rates for the Term Rider are equal to or lower than the rates for the base policy in all years.
The amount of monthly term insurance that requires a charge is computed as of the date the charge is due. The amount is determined by calculating the amount of monthly term insurance in the manner described above. We then divide this amount by an amount equal to 1 plus the monthly equivalent of the minimum annual interest rate for the GPA (1%). The result is the amount of monthly term insurance that requires a charge. Please see “Appendix F: Example of Amount of Monthly Term Insurance and Term Cost of Insurance Charge Calculation” for an example of each of these calculations.
You may increase the Term Rider Selected Face Amount by submitting a Written Request in Good Order to us. We will require satisfactory evidence of insurability for your requested increase. The Term Rider Selected Face Amount cannot exceed ten times the Base Selected Face Amount. You may also decrease the Term Rider Selected Face Amount by submitting a Written Request in Good Order to us.
Upon withdrawal of the policy’s Account Value, we may decrease the Term Rider Selected Face Amount in addition to the Base Selected Face Amount to prevent an increase in Insurance Risk. If a decrease is required, the Term Rider Selected Face Amount will be decreased first.
The Term Rider will terminate on the earliest of:
•	the date of termination of the policy; or
•	the end of the Grace Period, if any premium due to cover the monthly charges remains unpaid; or
•	the Monthly Calculation Date on or next following the date we receive a Written Request in Good Order from the Policy Owner to terminate the Term Rider; or
•	the date an Overloan Protection Rider (if applicable) is activated on the policy; or
•	the Paid-up Policy Date; or
•	the date the Insured reaches Attained Age 95; or
•	the death of the Insured.
Cash Surrender Value Enhancement Rider
The Cash Surrender Value Enhancement Rider provides for the payment of an increased Cash Surrender Value when there is a complete surrender of the policy (Enhancement Benefit). The Enhancement Benefit is essentially a partial return of policy charges assessed. In most instances, the Enhancement Benefit will not exceed the sum of all charges assessed on the policy.
The rider can only be added at the time of policy issue.
The Enhancement Benefit, if any, is not available upon a surrender during the Free-Look period, nor is it available upon a surrender that qualifies as a Section 1035 exchange. In addition, it is important to note that while a Policy Owner can take a withdrawal or a loan while the rider is in force, the maximum policy loan amount and maximum withdrawal amount available under the policy are not increased by the Enhancement Benefit.
The duration and amounts of the Enhancement Benefit are set forth in “Appendix G: Factors Used in Calculating the Cash Surrender Value Enhancement Benefit.” Currently, the Enhancement Benefit is available upon full surrender of the policy during the first eleven Policy Years.
The Enhancement Benefit is calculated monthly and is equal to (a) the applicable Enhancement Percentage multiplied by (c) an amount equal to:
•	the sum of all premiums paid; less
•	the sum of all withdrawals; and less
•	any Policy Debt.
The percentages used in the Enhancement Benefit calculation generally decline after the first Policy Year. The Enhancement Benefit decreases to zero at the beginning of the eleventh Policy Year. See “Appendix G: Example of Cash Surrender Value Enhancement Benefit.”
If the Supplemental Monthly Term Insurance Rider is in force, the Enhancement Benefit is reduced because of the lower premium load charges associated with the Term Rider. Please see “Appendix G: Example of Cash Surrender Value Enhancement Benefit.”
The Enhancement Benefit is paid from our General Investment Account at the time the policy is completely surrendered. As a General Investment Account obligation, the Enhancement Benefit is not part of the Separate Account and is an obligation of C.M. Life. This means the Enhancement Benefit, including the Policy Owner’s right to receive payment, is subject to C.M. Life’s claims paying ability.

There is a charge for this rider that is applied against each premium payment made in Policy Years one through seven. This charge is equal to (A) plus (B) times the premium payment at that time, where:
(B)
equals the initial Base Selected Face Amount allocation (as a percentage of the initial Total Selected Face Amount) multiplied by the applicable Base Selected Face Amount Percentage Charge shown in the policy specifications pages; and

(C)
equals the initial Term Rider Selected Face Amount allocation (as a percentage of the initial Total Selected Face Amount) multiplied by the applicable Term Rider Selected Face Amount Percentage Charge shown in the policy specifications pages.

For purposes of this calculation, the Total Selected Face Amount is equal to the sum of the Base Selected Face Amount and the Term Rider Selected Face Amount. Please see “Appendix G: Example of Cash Surrender Value Enhancement Rider Charge Calculation” for an example of the calculation of the Cash Surrender Value Enhancement rider charge.
The rider will terminate upon the earliest of:
•	the end of the 11th Policy Year;
•	the lapse, exchange or termination of the policy;
•	the absolute assignment of the policy;
•	the death of the Insured; or
•	the receipt of a Written Request in Good Order from the Policy Owner to terminate this rider. Once terminated, the rider cannot be reinstated.
Accessing the Money in the Your Policy
Withdrawals
After the first Policy Year, you can withdraw value from your policy. You must send a Written Request in Good Order on our administrative form to our Administrative Office.
•	Minimum withdrawal amount: $100 (before deducting the withdrawal charge).
•	Maximum withdrawal amount. This amount is equal to:
○	90% of the Account Value; less
○	any outstanding Policy Debt; less
○	an amount equal to (i) the most recent monthly charges multiplied by (ii) one plus the number of Monthly Calculation Dates remaining until the next Policy Anniversary Date.
Example:

Your policy has $2,000 of Account Value, $500 of Policy Debt and your most recent monthly charge was $100. Assume there are two Monthly Calculation Dates left until the next Policy Anniversary Date. Your maximum withdrawal amount will be $1,000 ((90% x $2,000) – $500 – (3 x $100)).

You must specify in your request the investment options from which you want the withdrawal made and the dollar amount you want withdrawn from each. If you do not specify, the withdrawal will be deducted in proportion to the values in each Separate Account Division and the non-loaned portion of the GPA. The withdrawal amount from each Separate Account Division and the GPA may not exceed the non-loaned Account Value allocated to each as of the date of the withdrawal.
We deduct a withdrawal charge of 2% of the amount you withdraw. This charge will not exceed $25.00. We will reduce your Account Value by the amount of the withdrawal, including the withdrawal charge.
If necessary, we will reduce your Base Selected Face Amount upon withdrawal to prevent an increase in the Insurance Risk, unless you provide us with satisfactory evidence of insurability.
Withdrawals may have adverse tax consequences. These tax consequences are discussed in the “Federal Income Tax Considerations” section.
Withdrawal requests will be effective on the Valuation Date we receive the Written Request in Good Order at our Administrative Office. Withdrawal requests determined to be in Good Order on a non-Valuation Date or after the end of a Valuation Date will be effective as of the next Valuation Date. We will pay any withdrawal amounts within seven calendar days after we receive all required documents in Good Order at our Administrative Office, unless we are required to suspend or postpone withdrawal payments. Please see “Other Policy Rights and Limitations” in the “Other Information” section.
Surrenders
You may surrender your policy for its Surrender Value at any time while the policy is In Force and the Insured is alive. The Surrender Value is equal to:
•	the Account Value; less
•	any outstanding Policy Debt.
There is no surrender charge.
The surrender will be effective on the Valuation Date we receive all required, fully completed forms in Good Order at our Administrative Office, unless you select a later effective date. If the surrender involves an exchange or transfer of assets to a policy issued by another financial institution or insurance company (not MassMutual or any of its subsidiaries), we also will require a completed absolute assignment form and any state mandated replacement paperwork. If, however, we receive your surrender request in Good Order on a date that is not a Valuation Date or after the end of a Valuation Date, then your surrender will be effective on the next Valuation Date.
We will normally pay any surrender amounts within seven calendar days after we receive all required documents in Good Order at our Administrative Office, unless we are required to suspend or postpone surrender payments. Please see “Other Policy Rights and Limitations” in the “Other Information” section for additional information.
The policy terminates as of the effective date of the surrender and cannot be reinstated. Surrenders may have adverse tax consequences. These tax consequences are discussed in the “Federal Income Tax Considerations” section. It may not be in your best interest to surrender an existing life insurance policy in connection with the purchase of a new life insurance policy.
Loans
You may take a loan from the policy at any time while the insured is living. We charge interest on policy loans and the interest may be added to the policy loan. We refer to all outstanding loans plus accrued interest as policy debt (Policy Debt).
You may repay all or part of your Policy Debt, but you are not required to do so. We will deduct any outstanding Policy Debt from the proceeds payable at death or the surrender of the policy.
Taking a loan from your policy has several risks:
•	it may increase the risk that your policy will terminate;
•	it will have a permanent effect on your policy’s Surrender Value;
•	it may increase the amount of premium needed to keep the policy in force;
•	it will reduce the death proceeds if the loan is not repaid prior to death; and
•	it has potential adverse tax consequences.
These tax consequences are discussed in the “Federal Income Tax Considerations” section.
Requesting a Loan
To take a loan, you must send a Written Request in Good Order on our administrative form to our Administrative Office. You must assign the policy to us as collateral for the loan.
Once we have processed the loan request and deducted the proportionate amounts from the Separate Account Divisions and/or the GPA, we consider the loan effective and outstanding. If, after we process the loan request, you decide not to cash the check, you may submit a Written Request in Good Order to our Administrative Office to repay the loan amount. The loan repayment will be effective on the Valuation Date the Written Request is received in Good Order at our Administrative Office. Loan interest begins to accrue as soon as the loan is effective. Therefore, loan interest will accrue even if the loan check is not cashed.

Maximum Loan Amount
The maximum loan amount allowed at any time is equal to:
(1)	100% of your Account Value at the time of the loan; less
(2)	any outstanding Policy Debt; less
(3)	an amount equal to three times the most recent monthly charges.
Payment of Proceeds
Loans will be effective on the Valuation Date we receive your Written Request and all other required documents in Good Order at our Administrative Office. If, however, we receive your Written Request on a date that is not a Valuation Date or after the end of a Valuation Date, then your loan request will be effective on the next Valuation Date.
On the effective date of the loan, we deduct your requested loan amount from the Separate Account Divisions and the GPA in proportion to the non-loaned Account Value of each. We liquidate Accumulation Units in the Separate Account Divisions and transfer the resulting dollar amounts to the GPA. These dollar amounts become part of the loaned portion of the GPA. You may not borrow from the loaned portion of the GPA.
We will normally pay any loan amounts within seven calendar days after we receive all required documents in Good Order at our Administrative Office, unless we are entitled to delay payment of the loan amount pursuant to applicable law.
Please see “Other Policy Rights and Limitations” in the “Other Information” section for additional information.
Interest Credited on the Loaned Value
When you take a loan, we transfer an amount equal to the loan to the loaned portion of the GPA. This amount earns interest at a rate equal to at least the minimum annual interest rate for the GPA (1%).
Loan Interest Rate
We charge the minimum annual interest rate for the GPA (1%) plus an amount not more than the maximum loan interest rate expense charge on any loan.
The maximum loan interest rate expense charge will not exceed 3.00%.
The current loan interest rate expense charge varies by Policy Year as follows:
•	Policy Years 1 through 10: 1.00%
•	Policy Years 11 and thereafter: 0.0%
Interest on policy loans accrues daily and becomes part of the Policy Debt. Loan interest will accrue even if the loan check is not cashed. Interest is due on each Policy Anniversary date. If you do not pay the interest when it is due, we will add the interest to the loan, and it will bear interest at the same rate payable on the loan. We treat any interest capitalized on a Policy Anniversary the same as a new loan. We will deduct this capitalized interest from the Separate Account Divisions and the GPA in proportion to the non-loaned Account Value in each.
Effects of a Loan on the Values of the Policy
A policy loan negatively affects policy values because we reduce the death benefit and Surrender Value by the amount of the Policy Debt.
Also, a policy loan, whether or not repaid, has a permanent effect on your policy’s Surrender Value because, as long as a loan is outstanding, a portion of the Account Value equal to the loan is invested in the GPA. This amount does not participate in the investment performance of the Separate Account or receive the current interest rates credited to the non-loaned portion of the GPA. The longer a loan is outstanding, the greater the effect on your Surrender Value will be.
In addition, if you do not repay a loan, your outstanding Policy Debt will reduce the death benefit and Surrender Value that might otherwise be payable.
Whenever you reach your “Policy Debt Limit,” your policy is at risk of terminating. Your Policy Debt Limit is reached when total Policy Debt exceeds the Account Value. If this happens, we will notify you in writing. “Policy Termination” in the “Policy

Termination and Reinstatement” sub-section in the “Policy Value” section explains more completely what will happen if your policy is at risk of terminating. Please note that policy termination with an outstanding loan also can result in adverse tax consequences. Please see the “Federal Income Tax Considerations” section.
Repayment of Loans
You may repay all or part of any Policy Debt at any time while the Insured is living and while the policy is In Force.
You must clearly identify the payment as a loan repayment or we will consider it a premium payment. We will apply your loan repayments on the Valuation Date they are received in Good Order at our Administrative Office. If, however, we receive your loan repayment in Good Order on a date that is not a Valuation Date or after the end of a Valuation Date, then your loan repayment will be effective on the next Valuation Date.
Loan repayments will be first applied to pay accrued interest until exhausted and any remainder will be applied to reduce the remaining loan amount. When we receive a loan repayment and only a portion is needed to fully repay the loan, we will apply any excess as premium and allocate it according to the current premium allocation instructions after deduction of any applicable charges. Any subsequent loan repayments received after the loan is fully repaid will be refunded to the premium payer.
Upon repayment, we will transfer values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the applicable Separate Account Division(s). We will transfer the repayment in accordance with the Net Premium allocation in effect at the time of repayment. If you do not repay the loan, we deduct the loan amount due from the Surrender Value or death benefit.
Policy Termination and Reinstatement
The policy will terminate upon the occurrence of any of the following events:
•	the Insured dies;
•	the policy has been fully surrendered for its Surrender Value;
•	the Policy Debt Limit is reached; or
•	the Grace Period ends, and we have not received the amount of premium necessary to keep the policy in force.
The policy will not terminate simply because you do not make planned premium payments. In addition, making planned premium payments will not guarantee that the policy will remain in force (for example, if the investment experience of the Funds has been unfavorable, your Surrender Value may decrease even if you make periodic premium payments). If the policy does terminate, you may be permitted to reinstate it.
Policy termination could have adverse tax consequences for you. If the policy is reinstated, any adverse tax consequences that resulted due to the policy termination cannot be reversed. To avoid policy termination and potential tax consequences in these situations, you may need to make substantial premium payments or loan repayments to keep your policy in force. For more information on the effect of policy termination, please see the “Federal Income Tax Considerations” section.
Policy Termination
We will not terminate your policy for failure to pay premiums. However, if on a Monthly Calculation Date, the Account Value less any Policy Debt is insufficient to cover the total monthly charges, your policy will then enter a Grace Period.
Grace Period
Before your policy terminates, we allow a Grace Period during which you must pay the amount of premium needed to avoid Policy Termination. We will mail to you and any assignee a notice informing you and any assignee of the start of the Grace Period and the amount of premium needed to avoid termination of the policy.
The Grace Period begins on the date the monthly charges are due. It ends on the later of:
•	61 calendar days after the date the Grace Period begins, or
•	31 calendar days after the date we mail you and any assignee shown in our records written notice at their last known address.

For policies issued in the District of Columbia, the Grace Period ends 61 calendar days after the date we mail you and any assignee shown in our records written notice at their last known address.
During the Grace Period, the policy will stay In Force; however, policy transactions cannot be processed. If the Insured dies during this period and the necessary premium has not been paid, we will pay the death benefit proceeds, reduced by the amount of the unpaid premium.
If we do not receive the required payment by the end of the Grace Period, the policy will terminate without value.
Reinstating Your Policy
For a period of three years (or longer if required by state law) after termination of the policy, you may be able to reinstate the policy during the Insured’s lifetime. We will not reinstate the policy if it has been surrendered for its Surrender Value.
Before we reinstate the policy, we must receive:
•	A completed application to reinstate on our administrative form;
•	A premium payment that will produce an Account Value equal to three times the total monthly charges for the policy on the Monthly Calculation Date on or next following the date of reinstatement;
•	Evidence of insurability satisfactory to us; and
•	If applicable, a signed acknowledgement that the policy will become a MEC.
Policy After You Reinstate
If you reinstate your policy, your Base Selected Face Amount will be the same as if the policy had not terminated. The policy will be reinstated on the Valuation Date that is on or next follows the later of (i) the date we approve your application; and (ii) the date we receive the premium required to reinstate the policy. We will assess monthly charges due to us upon reinstatement of the policy as of the reinstatement date. Your Account Value at reinstatement will be the premium paid at the time, reduced by any applicable premium load charges and any monthly charges then due. We do not reinstate Policy Debt.
If you reinstate your policy, it may become a MEC under current federal law. Please consult your tax adviser. More information on MECs is included in the “Federal Income Tax Considerations” section.
Reinstatement will not reverse any adverse tax consequences caused by policy termination unless reinstatement occurs within 90 calendar days of the end of the Grace Period. In no situation, however, can adverse tax consequences resulting from lapse with Policy Debt be reversed.
Federal Income Tax Considerations
The information in this prospectus is general and is not an exhaustive discussion of all tax questions that might arise under the policy. The information is not written or intended as tax or legal advice. You are encouraged to seek legal and tax advice from a qualified tax adviser. In addition, we do not profess to know the likelihood that current federal income tax laws and Treasury Regulations or the current interpretations of the Internal Revenue Code of 1986, as amended (IRC), Regulations, and other guidance will continue. We cannot make any guarantee regarding the future tax treatment of any policy. We reserve the right to make changes in the policy to assure that it continues to qualify as life insurance for tax purposes.
No attempt is made in this prospectus to consider any applicable state or other tax laws.
Policy Proceeds and Loans
We believe the policy meets the IRC definition of life insurance. Therefore, the death benefit under the policy generally is excludible from the beneficiary’s gross income under federal tax law. If you sell the policy or there is a transfer for value under IRC Section 101(a)(2), all or a portion of the death benefit under the policy may become taxable unless an exception applies.
As a life insurance policy under the IRC, the gain accumulated in the policy is not taxed until it is withdrawn or otherwise accessed. Any gain withdrawn from the policy is taxed as ordinary income.

From time to time, the Company may be entitled to certain tax benefits related to the investment of Company assets, including those comprising the policy value. These tax benefits, which may include foreign tax credits and the corporate dividends received deduction, are not passed back to you since the Company is the owner of the assets from which the tax benefits are derived.
The following information applies only to a policy that is not a MEC under federal tax law. Please see “Modified Endowment Contracts” later in this section for information about MECs.
As a general rule, withdrawals are taxable only to the extent that the amounts received exceed your cost basis (also referred to as investment in the contract) in the policy. Cost basis equals the sum of the premiums and other consideration paid for the policy less any prior withdrawals under the policy that were not subject to income taxation. For example, if your cost basis in the policy is $10,000, amounts received under the policy will not be taxable as income until they exceed $10,000 in the aggregate; then, only the excess over $10,000 is taxable.
However, special rules apply to certain withdrawals associated with a decrease in the policy death benefit. The IRC provides that if:
•	there is a reduction of benefits during the first 15 years after a policy is issued; and
•	there is a cash distribution associated with the reduction,
you may be taxed on all or a part of the amount distributed. After 15 years, cash distributions are not subject to federal income tax, except to the extent they exceed your cost basis.
If you surrender the policy for its net Surrender Value, all or a portion of the distribution may be taxable as ordinary income. The distribution represents income to the extent the value received exceeds your cost basis in the policy. For this calculation, the value received is equal to the Account Value, reduced by any surrender charges, but not reduced by any outstanding Policy Debt. Therefore, if there is a loan on the policy when the policy is surrendered, the loan will reduce the cash actually paid to you but will not reduce the amount you must include in your taxable income as a result of the surrender.
To illustrate how policy termination with an outstanding loan can result in adverse tax consequences as described above, suppose that your premiums paid (that is, your cost basis) in the policy is $10,000, your Account Value is $15,000, you have no surrender charges, and you have received no other distributions and taken no withdrawals under the policy. If, in this example, you have an outstanding Policy Debt of $14,000, you would receive a payment equal to the net Surrender Value of only $1,000; but you still would have taxable income at the time of surrender equal to $5,000 ($15,000 Account Value minus $10,000 cost basis).
The potential that Policy Debt will cause taxable income from policy termination to exceed the payment received at termination also may occur if the policy terminates without value. Factors that may contribute to these potential situations include:
•	amount of outstanding Policy Debt at or near the maximum loan value;
•	unfavorable investment results affecting your policy Account Value;
•	increasing monthly policy charge rates due to increasing Attained Ages of the Insureds;
•	high or increasing amount of Insurance Risk, depending on death benefit option and changing Account Value; and
•	increasing policy loan rates if the adjustable policy loan rate is in effect.
One example occurs when the Policy Debt Limit is reached. If, using the previous example, the Account Value were to decrease to $14,000 due to unfavorable investment results, and the policy were to terminate because the Policy Debt Limit is reached, the policy would terminate without any cash paid to you; but your taxable income from the policy at that time would be $4,000 ($14,000 Account Value minus $10,000 cost basis). The policy also may terminate without value if unpaid policy loan interest increases the outstanding Policy Debt to reach the Policy Debt Limit.
To avoid Policy Terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy In Force.
You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your registered representative and your tax adviser at least annually, and take appropriate preventative action.
We believe that, under current tax law, any loan taken under the policy will be treated as Policy Debt of the Policy Owner. If your policy is not a MEC, the loan will not be considered income to you when received.
Interest on policy loans used for personal purposes generally is not tax-deductible. However, you may be able to deduct this interest if the loan proceeds are used for “trade or business” or “investment” purposes, provided that you meet certain narrow criteria.

If the Policy Owner is a corporation or other business, additional restrictions may apply. For example, there are limits on interest deductions available for loans against a business-owned policy. In addition, the IRC restricts the ability of a business to deduct interest on debt totally unrelated to any life insurance, if the business holds a cash value policy on the life of certain insureds. The alternative minimum tax (AMT) may apply to the gain accumulated in a policy held by a corporation. The corporate AMT may apply to a portion of the amount by which death benefits received exceed the policy’s net Surrender Value on the date of death. The Tax Cuts and Jobs Act of 2017 has repealed the corporate AMT effective for tax years starting on or after January 1, 2018.
Investor Control and Diversification
There are a number of tax benefits associated with variable life insurance policies. Gains on the Net Investment Experience of the Separate Account are deferred until withdrawn or otherwise accessed, and gains on transfers among Separate Account Divisions also are deferred. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law dictates that the insurer, and not the Policy Owner, has control of the investments underlying the various Separate Account Divisions for the policy to qualify as life insurance.
You may make transfers among Separate Account Divisions, but you may not direct the investments each Separate Account Division makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance and you would be taxed on the gain in the policy as it is earned rather than when it is withdrawn or otherwise accessed.
The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a Policy Owner can have too much investor control if the variable life policy offers a large number of investment divisions in which to invest Account Values. We do not know if the IRS will provide any further guidance on the issue. We do not know if any such guidance would apply retroactively to policies already In Force.
Consequently, we reserve the right to further limit Net Premium allocations and transfers under the policy, so that it will not lose its qualification as life insurance due to investor control.
In addition, the IRC requires that the investments of the Separate Account Divisions be “adequately diversified” in order for a policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the Separate Account Divisions, through their underlying investment Funds, will satisfy these diversification requirements.
Modified Endowment Contracts
If a policy is a Modified Endowment Contract (MEC) under federal tax law, loans, withdrawals, and other amounts distributed under the policy are taxable to the extent of any income accumulated in the policy. The policy income is the excess of the Account Value (both loaned and non-loaned) over your cost basis. For example, if your cost basis in the policy is $10,000 and the Account Value is $15,000, then all distributions up to $5,000 (the accumulated policy income) are immediately taxable as income when withdrawn or otherwise accessed. The collateral assignment of a MEC is also treated as a taxable distribution. Death benefits paid under a MEC, however, are not taxed any differently than death benefits payable under other life insurance contracts.
If any amount is taxable as a distribution of income under a MEC, it may also be subject to a 10% penalty tax. There are a few exceptions to the additional penalty tax for distributions to individual Policy Owners. The penalty tax will not apply to distributions:
•	made on or after the date the taxpayer attains age 59½; or
•	made because the taxpayer became disabled; or
•
made as part of a series of substantially equal periodic payments paid for the life or life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and the taxpayer’s beneficiary. These payments must be made at least annually.

A policy is a MEC if it satisfies the IRC definition of life insurance but fails the “7-pay test.” A policy fails this test if:
(1)	the accumulated amount paid under the policy at any time during the first seven contract years exceeds
(2)	the total premiums that would have been payable at that time for a policy providing the same benefits guaranteed after the payment of seven level annual premiums.
A life insurance policy will always be treated as a MEC if it is issued as part of an IRC section 1035 tax-free exchange from a life insurance policy that was already a MEC.

If certain changes are made to a policy, we will retest it to determine if it has become a MEC. For example, if you reduce the death benefit during a 7-pay testing period, we will retest the policy using the lower death benefit amount, from the start of that testing period. If the reduction in death benefit causes the policy to fail the 7-pay test for any prior Policy Year, the policy will be treated as a MEC beginning in the Policy Year in which the reduction takes place.
Any reduction in benefits attributable to the non-payment of premiums will not be taken into account if the benefits are reinstated within 90 days after the reduction in such benefit.
We will retest whenever there is a “material change” to the policy while it is In Force. If there is a material change, a new 7-pay test period begins at that time. The term “material change” includes certain increases in death benefits.
Since the policy provides for flexible premium payments, we have procedures for determining whether increases in death benefits or additional premium payments cause the start of a new seven-year test period or cause the policy to become a MEC.
Once a policy fails the 7-pay test, loans and distributions taken in the year of failure and in future years are taxable as distributions from a MEC to the extent of gain in the policy. In addition, the IRS has authority to apply the MEC taxation rules to loans and other distributions received in anticipation of the policy failing the 7-pay test. The IRC authorizes the issuance of regulations providing that a loan or distribution, if taken within two years prior to the policy’s becoming a MEC, shall be treated as received in anticipation of failing the 7-pay test. However, such written authority has not yet been issued.
Under current circumstances, a loan, collateral assignment, or other distribution under a MEC may be taxable even though it exceeds the amount of gain accumulated in that particular policy. For purposes of determining the amount of taxable income received from a MEC, the law considers the total of all gain in all the MECs issued within the same calendar year to the same Policy Owner by an insurer and its affiliates. Loans, collateral assignments, and distributions from any one MEC are taxable to the extent of this total gain.
Other Tax Considerations
A change of the Policy Owner or an Insured, or an exchange or assignment of the policy, may cause the Policy Owner to recognize taxable income.
The impact of federal income taxes on values under the policy and on the benefit to you or your beneficiary depends on MassMutual’s tax status and on the tax status of the individual concerned. We currently do not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to recover the future federal income tax liability to the Separate Account.
Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.
Federal estate and gift taxes, state and local estate taxes, and other taxes depend on the circumstances of each Policy Owner or beneficiary.
Qualified Plans
The policy may be used as part of certain tax-qualified and/or ERISA employee benefit plans. Since the rules concerning the use of a policy with such plans are complex, you should not use the policy in this way until you have consulted a competent tax adviser. You may not use the policy as part of an Individual Retirement Account (IRA) or as part of a Tax-Sheltered Annuity (TSA) or an IRC Section 403(b) custodial account.
Employer-Owned Policies
The IRC contains certain notice and consent requirements for “employer-owned life insurance” policies. The IRC defines “employer-owned life insurance” as a life insurance contract:
•	that is owned by a person or entity engaged in a trade or business (including policies owned by related or commonly controlled parties);
•	insuring the life of a U.S. citizen or resident who is an employee on the date the contract is issued; and
•	under which the policyholder is directly or indirectly a beneficiary.

The tax-free death benefit for employer-owned life insurance is limited to the amount of premiums paid unless certain notice and consent requirements are met. The notice requirements are met if, before the contract is issued, the employee is notified in writing of the following:
(1)	the employer intends to insure the employee’s life;
(2)	the maximum Base Selected Face Amount for which the employee could be insured at the time the contract was issued; and
(3)	the employer will be the beneficiary of any proceeds payable on the death of the employee.
Prior to issuance of the contract, the employee must provide written consent to being insured under the contract and to continuation of the coverage after employment terminates.
The law also imposes annual reporting and record keeping requirements for businesses owning employer-owned life insurance policies. The employer must maintain records of the employer’s notice and the employee’s consent, and must file certain annual reports with the IRS.
Provided that the notice and consent requirements are satisfied, the death proceeds of an employer-owned life insurance policy will generally be income tax-free in the following situations:
(1)	At the time the contract is issued, the insured employee is a director, highly compensated employee, or highly compensated individual within the meaning of IRC Section 101(j)(2)(A)(ii);
(2)	The Insured was an employee at any time during the 12-month period before his or her death;
(3)
The proceeds are paid to a member of the Insured’s family, an individual who is the designated beneficiary of the Insured under the contract, a trust established for the benefit of any such member of the family or designated beneficiary, or the Insured’s estate; or

(4)	The proceeds are used to purchase an equity interest in the employer from any of the persons described in (3).
Death proceeds that do not fall within one of the enumerated exceptions will be subject to ordinary income tax (even if the notice and consent requirements were met), and MassMutual will report payment of taxable proceeds to the IRS, where applicable.
Business Uses of Policy
Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. The Internal Revenue Service and Treasury have issued guidance that may substantially affect these arrangements. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.
Tax Shelter Regulations
Prospective Policy Owners that are corporations should consult a tax adviser about the treatment of the policy under the Treasury Regulations applicable to corporate tax shelters.
Alternative Minimum Tax
If the Policy Owner of the life insurance policy is a corporation, there may also be an indirect tax upon the income in the policy or the proceeds of the policy under the federal corporate alternative minimum tax. The Tax Cuts and Jobs Act of 2017 has repealed the corporate AMT effective for tax years starting on or after January 1, 2018.
Generation Skipping Transfer Tax Withholding
Under certain circumstances, the IRC may impose a “generation skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the IRC may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Withholding
To the extent that policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.
Life Insurance Purchases by Residents of Puerto Rico
Income received by residents of Puerto Rico under life insurance policies issued by a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.
Non-Resident Aliens and Foreign Entities
Generally, a distribution from a contract to a non-resident alien or foreign entity is subject to federal income tax withholding at a rate of 30% of the amount of the income that is distributed. A non-resident alien is a person who is neither a citizen, nor a resident, of the United States of America (U.S.). We are required to withhold the tax and send it to the IRS. Some distributions to non-resident aliens or foreign entities may be subject to a lower (or no) tax if a treaty applies.
In order to obtain the benefits of such a treaty, the non-resident alien must claim the treaty benefit on Form W-8BEN (or the equivalent entity form), providing us with:
•	proof of residency (in accordance with IRS requirements); and
•	the applicable taxpayer identification number.
If the above conditions are not met, we will withhold 30% of the income from the distribution. Additionally, under the Foreign Account Tax Compliance Act, effective July 1, 2014, U.S. withholding may be required for certain entity owners (including foreign financial institutions and non-financial foreign entities (such as corporations, partnerships and trusts)) at a rate of 30% without regard to lower treaty rates.
Sales to Third Parties
If you sell your policy to a viatical settlement provider, and the Insured is considered terminally or chronically ill within the meaning of IRC Section 101(g), the proceeds of the sale will be treated as death benefit proceeds, and will generally be received by you income tax-free.
However, the sale of your policy to an unrelated investor in a sale that does not qualify as a viatical settlement may have adverse tax consequences. IRS guidance issued in 2009 provides that the gain from such a sale is taxed as ordinary income to the extent that you would have realized ordinary income if you had instead surrendered your policy. Any amount you receive in excess of that amount is taxed as capital gain income. Under the Tax Cuts and Jobs Act of 2017, these sales may qualify as reportable sales and require the purchaser and the contract issuer to report the sale to the seller and the IRS. Previously the IRS had taken the position that your cost basis in the policy for computing the gain on the sale must be decreased by the cumulative cost of insurance charge incurred prior to the sale. The Tax Cuts and Jobs Act of 2017 provides that for reportable sales that take place after August 25, 2009, no reduction in the cost basis for the cost of insurance incurred is required.
Medicare Hospital Insurance Tax
A Medicare Hospital Insurance Tax (known as the “Unearned Income Medicare Contribution”) applies to all or part of a taxpayer’s “net investment income,” at a rate of 3.8%, when certain income thresholds are met. “Net investment income” is defined to include, among other things, non-qualified annuities and net gain attributable to the disposition of property.
Under final regulations, this definition includes the taxable portion of any annuitized payment from a life insurance contract and it may also include the gain from the sale of a life insurance contract. Under current guidance we are required to report to the IRS whether a distribution is potentially subject to the tax. You should consult a tax adviser as to the potential impact of the Medicare Hospital Insurance Tax on your policy.

Other Information
Other Policy Rights and Limitations
Right to Substitute Insured
You may transfer the policy to the life of a substitute Insured subject to certain restrictions. You must request this transfer in writing. The substitution of an Insured may affect the Account Value. Future charges against the policy will be based on the life of the substitute Insured.
The effective date of the transfer is the Policy Anniversary date which is on, or next follows, the later of:
•	the date we approve the application for transfer; and
•	the date any required cost to transfer is paid.
The costs to transfer are:
•	an administrative fee of $75, plus
•	any premium necessary to effect the transfer, plus
•	any excess Policy Debt you have not repaid prior to transfer.
Excess Policy Debt is the amount by which Policy Debt exceeds the maximum loan available after transfer. You must pay any such excess on or before the transfer date.
The incontestability and suicide exclusion periods, as they apply to the substitute Insured, run from the transfer date. Any assignments will continue to apply.
The IRS has ruled that a substitution of Insureds is an exchange of contracts which does not qualify for the tax deferral available under IRS Code Section 1035. Therefore, you must include in current gross income all the previously unrecognized gain in the policy upon a substitution of Insureds.
Right to Assign the Policy
Generally, you may assign the policy as collateral for a loan or other obligation. In certain states, you cannot assign the policy without our approval. We will refuse or accept any request to assign the policy on a non-discriminatory basis. Please refer to your policy. For any assignment we allow to be binding on us, we must receive, in Good Order, written notice of the assignment and a signed copy of it at our Administrative Office. We are not responsible for the validity of any assignment. If you assign your policy, certain of your rights may only be exercised with the consent of the assignee of record.
Possible Restrictions on Financial Transactions
Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment or block a Policy Owner’s ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, loans, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.
Delay of Payment of Proceeds from the GPA
We may delay payment of any surrenders, withdrawals, and loan proceeds that are based on the GPA for up to six months from the date the request is received at our Administrative Office.
Delay of Payment of Proceeds from the Separate Account
We may suspend or postpone transfers from the Separate Account Divisions, or delay payment of any surrenders, withdrawals, loan proceeds and death benefits from the Separate Account during any period when:
•	it is not reasonably practicable to determine the amount because the NYSE closed (other than customary weekend and holiday closings);
•	trading is restricted by the SEC;

•	an emergency exists as a result of which disposal of shares of the Funds is not reasonably practicable or we cannot reasonably value the shares of the Funds; or
•	the SEC, by order, permits us to delay payment in order to protect our Policy Owners.
If, pursuant to SEC rules, a money market Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer.
Distribution
The policies are sold by both registered representatives of MML Investors Services, LLC (MMLIS), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors, LLC (MML Distributors), a subsidiary of MassMutual. Pursuant to separate underwriting agreements with the Company, on its own behalf and on behalf of the Separate Account, MMLIS serves as principal underwriter of the policies sold by its registered representatives, and MML Distributors serves as principal underwriter of the policies sold by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors.
Both MMLIS and MML Distributors are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority (FINRA). MMLIS and MML Distributors receive compensation for their actions as principal underwriters of the policies.
Commissions
Commissions are paid to MMLIS and all broker-dealers who sell the policy. Commissions for sales of the policies by MMLIS registered representatives are paid by MassMutual on behalf of MMLIS to its registered representatives.
Commissions for sales of the policies by registered representatives of other broker-dealers are paid by MassMutual on behalf of MML Distributors to those broker dealers.
Commissions are a percentage of premiums paid under the policies. Commissions will not exceed 26% of premiums.
Service Fees
We may enter into agreements with service entities, which may be affiliates of broker-dealers, under which those service entities may receive service fees and/or additional compensation. These payments will not exceed 0.10% of the policy’s average annual Account Value.
Additional Compensation Paid to MMLIS
Most MMLIS registered representatives are also MassMutual insurance agents, and as such, are eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency (policy retention). Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips and also includes contributions to certain individual plans such as pension and medical plans. Sales of this policy may help these registered representatives and their supervisors qualify for such benefits. MMLIS registered representatives who are also General Agents or sales managers of MassMutual also may receive overrides, allowances and other compensation that is based on sales of the policy by their registered representatives.
Additional Payments to Certain Broker-Dealers
In addition to the commissions described above, we may make cash payments to certain broker-dealers to attend sales conferences and educational seminars, thereby promoting awareness of our products. The broker-dealers may use these payments for any reason, including helping offset the costs of the conference or educational seminar. We may also make cash payments to broker-dealers pursuant to marketing service agreements. These marketing service arrangements vary depending on a number of factors, including the specific level of support being provided. These payments are not made in connection with the sale of specific policies. These additional payments are not offered to all broker-dealers and the terms of these arrangements may differ. Any such payments will be paid by MML Distributors or us out of our or MML Distributors’ assets and will not result in any additional direct charge to you. Such payments may give us greater access to the registered representatives of the broker-dealers that receive such payments and may influence the way that a broker-dealer markets the policy.

Compensation in General
The compensation arrangements described in the paragraphs above may provide a registered representative with an incentive to sell this policy over other available policies whose issuers do not provide such compensation or which provide lower levels of compensation. You may want to take these compensation arrangements into account when evaluating any recommendations regarding this policy.
We intend to recoup a portion of the cash and non-cash compensation payments that we make through the assessment of certain charges described in this prospectus. We may also use some of the 12b-1 distribution fee payments (if applicable) and other payments that we receive from certain Funds to help us make these cash and non-cash payments.
Your registered representative typically receives a portion of the compensation that is payable to his or her broker-dealer, depending on the agreement between the representative and their firm. MassMutual is not involved in determining compensation paid to a registered representative of an unaffiliated broker-dealer. You may contact, as applicable, MMLIS, your broker-dealer or registered representative to find out more information about the compensation they may receive in connection with your purchase of a policy.
Computer System, Cybersecurity and Service Disruption Risks
The Company and its business partners rely on computer systems to conduct business, including customer service, marketing and sales activities, customer relationship management and producing financial statements. While the Company and its business partners have policies, procedures, automation and backup plans designed to prevent or limit the effect of failures, our respective computer systems may be vulnerable to disruptions or breaches as the result of natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control. The failure of our or our business partners’ computer systems for any reason could disrupt operations, result in the loss of customer business and adversely impact profitability.
The Company and its business partners retain confidential information on our respective computer systems, including customer information and proprietary business information. Any compromise of the security of our or our business partners' computer systems that results in the disclosure of personally identifiable customer information could damage our reputation, expose us to litigation, increase regulatory scrutiny and require us to incur significant technical, legal, and other expenses.
Geopolitical and other events, including natural disasters, war, terrorism, economic uncertainty, trade disputes, public health crises and related geopolitical events, and widespread disease, including pandemics (such as COVID-19) and epidemics, have led, and in the future may lead, to increased market volatility, which may disrupt U.S. and world economies and markets and may have significant adverse direct or indirect effects on the Company. These events may adversely affect computer and other systems on which the Company relies, interfere with the processing of contract- related transactions (including the processing of orders from Policy Owners and orders with the Funds) and the Company’s ability to administer this contract in a timely manner, or have other possible negative effects. These events may also impact the issuers of securities in which the Funds invest, which may cause the Funds underlying the contract to lose value. There can be no assurance that we, the Funds or our service providers will avoid losses affecting the contract due to these geopolitical and other events. If we are unable to receive U.S. mail or fax transmissions due to a closure of U.S. mail delivery by the government or due to the need to protect the health of our employees, you may still be able to submit transaction requests to the Company electronically or over the telephone. Our inability to receive U.S. mail or fax transmissions may cause delays in the pricing and processing of transaction requests submitted to us by U.S. mail or by fax during that time period.
Legal Proceedings
The Company is subject to legal and regulatory actions, including class action lawsuits, in the ordinary course of its business. Our pending legal and regulatory actions include proceedings specific to us, as well as proceedings generally applicable to business practices in the industry in which we operate. From time to time, we also are subject to governmental and administrative proceedings and regulatory inquiries, examinations, and investigations in the ordinary course of our business. In addition, we, along with other industry participants, may occasionally be subject to investigations, examinations, and inquiries (in some cases industry-wide) concerning issues upon which regulators have decided to focus. Some of these proceedings involve requests for substantial and/or unspecified amounts, including compensatory or punitive damages.
While it is not possible to predict with certainty the ultimate outcome of any pending litigation proceedings or regulatory action, management believes, based on information currently known to it, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect upon the Separate Account, the ability of the principal underwriter(s) to perform in accordance with its contracts with the Company on behalf of the Separate Account, or the ability of the Company to meet its obligations under the policy.
For more information regarding the Company’s litigation and other legal proceedings, please see the notes to the Company’s financial statements contained within the SAI.
Unclaimed Property
Every state has some form of unclaimed property law that imposes varying legal and practical obligations on insurers and, indirectly, on Policy Owners, Insureds, Beneficiaries, and any other payees of proceeds from a policy. Unclaimed property laws generally provide for the transfer of benefits or payments under various circumstances to the abandoned property division or unclaimed property office in the state of last residence. This process is known as escheatment. To help avoid escheatment, keep your own information, as well as Beneficiary and any other payee information up-to-date, including: full names, postal and electronic media addresses, telephone numbers, dates of birth, and social security numbers. To update this information, contact our Administrative Office.
Financial Statements
We encourage both existing and prospective Policy Owners to read and understand our financial statements and those of the Separate Account. Our audited statutory financial statements and the Separate Account’s audited U.S. GAAP financial statements are included in the SAI. You can request an SAI by contacting our Administrative Office at the number or address on page 1 of this prospectus.

Appendix A
Funds Available Under the Policy
The following is a list of Funds available under the policy. The list of Funds is subject to change, as discussed in the prospectus for the policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.MassMutual.com/Electrum-Select. You can also request this information at no cost by calling (800) 665-2654 or sending an email request to BOLICOLIService@MassMutual.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Fund Type	Fund and Adviser/ Sub-Adviser	Current Expenses (expenses/ average assets)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Asset Allocation	American Funds Insurance Series® Asset Allocation Fund (Class 1) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%
Asset Allocation	Fidelity® VIP Freedom 2020 PortfolioSM (Service Class) Adviser: FMR Co., Inc. Sub-Adviser: N/A	%	%	%	%
Asset Allocation	Fidelity® VIP Freedom 2025 PortfolioSM (Service Class) Adviser: FMR Co., Inc. Sub-Adviser: N/A	%	%	%	%
Asset Allocation	Fidelity® VIP Freedom 2030 PortfolioSM (Service Class) Adviser: FMR Co., Inc. Sub-Adviser: N/A	%	%	%	%
Asset Allocation	Fidelity® VIP Freedom 2035 PortfolioSM (Service Class) Adviser: FMR Co., Inc. Sub-Adviser: N/A	%	%	%	%
Asset Allocation	Fidelity® VIP Freedom 2040 PortfolioSM (Service Class) Adviser: FMR Co., Inc. Sub-Adviser: N/A	%	%	%	%
Asset Allocation	Fidelity® VIP Freedom 2045 PortfolioSM (Service Class) Adviser: FMR Co., Inc. Sub-Adviser: N/A	%	%	%	%
Asset Allocation	Fidelity® VIP Freedom 2050 PortfolioSM (Service Class) Adviser: FMR Co., Inc. Sub-Adviser: N/A	%	%	%	%
Asset Allocation	Fidelity® VIP Freedom 2055 PortfolioSM (Service Class) Adviser: FMR Co., Inc. Sub-Adviser: N/A	%	%	%	%
Asset Allocation	Fidelity® VIP Freedom 2060 PortfolioSM (Service Class) Adviser: FMR Co., Inc. Sub-Adviser: N/A	%	%	%	%
Asset Allocation	Fidelity® VIP Freedom 2065 PortfolioSM (Service Class) Adviser: FMR Co., Inc. Sub-Adviser: N/A	%	%	%	%

Fund Type	Fund and Adviser/ Sub-Adviser	Current Expenses (expenses/ average assets)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Asset Allocation	Fidelity® VIP Freedom Income PortfolioSM (Service Class) Adviser: FMR Co., Inc. Sub-Adviser: N/A	%	%	%	%
Asset Allocation	MML Aggressive Allocation Fund (Initial Class)(1) Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A	%	%	%	%
Asset Allocation	MML American Funds Core Allocation Fund (Service Class I)(1) Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A	%	%	%	%
Asset Allocation	MML Balanced Allocation Fund (Initial Class)(1) Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A	%	%	%	%
Asset Allocation	MML Conservative Allocation Fund (Initial Class)(1) Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A	%	%	%	%
Asset Allocation	MML Growth Allocation Fund (Initial Class)(1) Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A	%	%	%	%
Asset Allocation	MML Moderate Allocation Fund (Initial Class)(1) Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A	%	%	%	%
Money Market	MML U.S. Government Money Market Fund (Initial Class)(2) Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC	%	%	%	%
Fixed Income	American Century VP Inflation Protection Fund (Class II) Adviser: American Century Investment Management, Inc. Sub-Adviser: N/A	%	%	%	%
Fixed Income	American Funds Insurance Series® Capital World Bond Fund (Class 1) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%
Fixed Income	American Funds Insurance Series® American High-Income Trust (Class 1A) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%
Fixed Income	American Funds Insurance Series® The Bond Fund of America (Class 1A) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%
Fixed Income	American Funds Insurance Series® U.S. Government Securities Fund (Class 1A) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%

Fund Type	Fund and Adviser/ Sub-Adviser	Current Expenses (expenses/ average assets)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Fixed Income	BlackRock High Yield V.I. Fund (Class I) Adviser: BlackRock Advisors, LLC Sub-Adviser: BlackRock International Limited	%	%	%	%
Fixed Income	BlackRock Total Return V.I. Fund (Class I) Adviser: BlackRock Advisors, LLC Sub-Advisers: BlackRock International Limited and BlackRock (Singapore) Limited	%	%	%	%
Fixed Income	DFA VA Global Bond Portfolio Adviser: Dimensional Fund Advisors LP Sub-Advisers: Dimensional Fund Advisors Ltd. and DFA Australia Limited	%	%	%	%
Fixed Income	DFA VIT Inflation-Protected Securities Portfolio (Institutional Class) Adviser: Dimensional Fund Advisors LP Sub-Advisers: Dimensional Fund Advisors Ltd. and DFA Australia Limited	%	%	%	%
Fixed Income	Eaton Vance V.I. Floating-Rate Income Fund (ADV Class) Adviser: Eaton Vance Management Sub-Adviser: N/A	%	%	%	%
Fixed Income	Franklin Strategic Income VIP Fund (Class 2) Adviser: Franklin Mutual Advisors, LLC Sub-Adviser: N/A	%	%	%	%
Fixed Income	Goldman Sachs Core Fixed Income Fund (Service) Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A	%	%	%	%
Fixed Income	Invesco V.I. Global Strategic Income Fund (Series I) Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A	%	%	%	%
Fixed Income	MFS® Government Securities Portfolio (Initial Class) Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	%	%	%	%
Fixed Income	MML Dynamic Bond Fund (Class II) Adviser: MML Investment Advisers, LLC Sub-Adviser: DoubleLine Capital LP	%	%	%	%
Fixed Income	MML High Yield Fund (Class II) Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC	%	%	%	%
Fixed Income	MML Inflation-Protected and Income Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC	%	%	%	%
Fixed Income	MML Managed Bond Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC	%	%	%	%
Fixed Income	MML Short-Duration Bond Fund (Class II) Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC	%	%	%	%

Fund Type	Fund and Adviser/ Sub-Adviser	Current Expenses (expenses/ average assets)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Fixed Income	MML Total Return Bond Fund (Class II) Adviser: MML Investment Advisers, LLC Sub-Adviser: Metropolitan West Asset Management, LLC	%	%	%	%
Fixed Income	PIMCO Emerging Markets Bond Portfolio (Advisor Class) Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A	%	%	%	%
Fixed Income	PIMCO Global Bond Opportunities Portfolio (Unhedged) (Administrative Class) Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A	%	%	%	%
Fixed Income	PIMCO High Yield Portfolio (Administrative Class) Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A	%	%	%	%
Fixed Income	PIMCO Long-Term U.S. Government Portfolio (Administrative Class) Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A	%	%	%	%
Fixed Income	PIMCO Real Return Portfolio (Administrative Class) Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A	%	%	%	%
Fixed Income	PIMCO Total Return Portfolio (Administrative Class) Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A	%	%	%	%
Fixed Income	T. Rowe Price Limited-Term Bond Portfolio Adviser: T. Rowe Price Associates, Inc. Sub-Adviser: N/A	%	%	%	%
Fixed Income	Templeton Global Bond VIP Fund (Class 1) Adviser: Franklin Advisors, Inc. Sub-Adviser: N/A	%	%	%	%
Fixed Income	Vanguard Variable Insurance Funds High Yield Bond Portfolio Adviser: Wellington Management Company LLP Sub-Adviser: N/A	%	%	%	%
Fixed Income	Vanguard Variable Insurance Funds Short-Term Investment-Grade Portfolio Adviser: The Vanguard Group, Inc. Sub-Adviser: N/A	%	%	%	%
Balanced	MML Blend Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: BlackRock Investment Management, LLC	%	%	%	%
Balanced	TOPS® Aggressive Growth ETF Portfolio (Class 1) Adviser: ValMark Advisers, Inc. Sub-Adviser: Milliman Financial Risk Management, LLC	%	%	%	%
Balanced	TOPS® Balanced ETF Portfolio (Class 1) Adviser: ValMark Advisers, Inc. Sub-Adviser: Milliman Financial Risk Management, LLC	%	%	%	%

Fund Type	Fund and Adviser/ Sub-Adviser	Current Expenses (expenses/ average assets)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Balanced	TOPS® Conservative ETF Portfolio (Class 1) Adviser: ValMark Advisers, Inc. Sub-Adviser: Milliman Financial Risk Management, LLC	%	%	%	%
Balanced	TOPS® Growth ETF Portfolio (Class 1) Adviser: ValMark Advisers, Inc. Sub-Adviser: Milliman Financial Risk Management, LLC	%	%	%	%
Balanced	TOPS® Moderate Growth ETF Portfolio (Class 1) Adviser: ValMark Advisers, Inc. Sub-Adviser: Milliman Financial Risk Management, LLC	%	%	%	%
Balanced	Vanguard Variable Insurance Funds Balanced Portfolio Adviser: Wellington Management Company LLP Sub-Adviser: N/A	%	%	%	%
Large Cap Value	American Funds Insurance Series® Washington Mutual Investors Fund (Class 1A) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%
Large Cap Value	BlackRock Basic Value V.I. Fund (Class I) Adviser: BlackRock Advisors, LLC Sub-Adviser: N/A	%	%	%	%
Large Cap Value	DFA VA U.S. Large Value Portfolio Adviser: Dimensional Fund Advisors LP Sub-Adviser: N/A	%	%	%	%
Large Cap Value	Invesco V.I. Comstock Fund (Series I) Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A	%	%	%	%
Large Cap Value	MFS® Value Series (Initial Class) Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	%	%	%	%
Large Cap Value	MML Equity Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Advisers: T. Rowe Price Associates, Inc. and Brandywine Global Investment Management, LLC	%	%	%	%
Large Cap Value	MML Equity Income Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.	%	%	%	%
Large Cap Value	MML Fundamental Value Fund (Class II) Adviser: MML Investment Advisers, LLC Sub-Adviser: Boston Partners Global Investors, Inc.	%	%	%	%
Large Cap Value	MML Income & Growth Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, LLC	%	%	%	%
Large Cap Value	Vanguard Variable Insurance Funds Diversified Value Portfolio Advisers: Hotchkis and Wiley Capital Management, LLC and Lazard Asset Management LLC Sub-Adviser: N/A	%	%	%	%

Fund Type	Fund and Adviser/ Sub-Adviser	Current Expenses (expenses/ average assets)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Large Cap Value	Vanguard Variable Insurance Funds Equity Income Portfolio Advisers: Wellington Management Company LLP and The Vanguard Group, Inc. Sub-Adviser: N/A	%	%	%	%
Large Cap Blend	American Funds Insurance Series® Growth-Income Fund (Class 1A) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%
Large Cap Blend
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Adviser: Fidelity Management & Research Company LLC
Sub-Advisers: FMR Investment Management (UK) Limited,
Fidelity Management & Research (Hong Kong) Limited,
and Fidelity Management & Research (Japan) Limited
		%	%	%	%
Large Cap Blend	Invesco V.I. Diversified Dividend Fund (Series I) Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A	%	%	%	%
Large Cap Blend	Invesco V.I. Main Street Fund® (Series I) Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A	%	%	%	%
Large Cap Blend	JPMorgan Insurance Trust U.S. Equity Portfolio (Class 1) Adviser: J.P. Morgan Investment Management Inc. Sub-Adviser: N/A	%	%	%	%
Large Cap Blend	MFS® Blended Research® Core Equity Portfolio (Initial Class) Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	%	%	%	%
Large Cap Blend	MML Focused Equity Fund (Class II) Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company LLP	%	%	%	%
Large Cap Blend	MML Fundamental Equity Fund (Class II) Adviser: MML Investment Advisers, LLC Sub-Adviser: Invesco Advisers, Inc.	%*	%	%	%
Large Cap Blend	MML Growth & Income Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: Massachusetts Financial Services Company	%	%	%	%
Large Cap Blend	Vanguard Variable Insurance Funds Capital Growth Portfolio Adviser: PRIMECAP Management Company Sub-Adviser: N/A	%	%	%	%
Large Cap Growth	Fidelity® VIP Growth Portfolio (Service Class) Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.	%	%	%	%
Large Cap Growth	Invesco V.I. American Franchise Fund (Series I) Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A	%	%	%	%
Large Cap Growth	MFS® Growth Series (Initial Class) Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	%	%	%	%

Fund Type	Fund and Adviser/ Sub-Adviser	Current Expenses (expenses/ average assets)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Large Cap Growth	MML American Funds Growth Fund (Service Class I)(3) Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A	%	%	%	%
Large Cap Growth	MML Blue Chip Growth Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.	%	%	%	%
Large Cap Growth	MML Large Cap Growth Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: Loomis, Sayles & Company, L.P.	%	%	%	%
Large Cap Growth	Vanguard Variable Insurance Funds Growth Portfolio Adviser: Wellington Management Company LLP Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Value	Delaware VIP® Small Cap Value Series (Service Class) Adviser: Delaware Management Company Sub-Advisers: Macquarie Investment Management Global Limited and Macquarie Funds Management Hong Kong Limited	%	%	%	%
Small/Mid-Cap Value	DFA VA U.S. Targeted Value Portfolio Adviser: Dimensional Fund Advisors LP Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Value	Franklin Small Cap Value VIP Fund (Class 2) Adviser: Franklin Mutual Advisors, LLC Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Value	Goldman Sachs Mid Cap Value Fund (Institutional) Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Value	MFS® Mid Cap Value Portfolio (Initial Class) Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Value	MML Mid Cap Value Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: American Century Investment Management, Inc.	%	%	%	%
Small/Mid-Cap Value	MML Small Company Value Fund (Class II) Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.	%	%	%	%
Small/Mid-Cap Value	MML Small/Mid Cap Value Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: AllianceBernstein L.P.	%	%	%	%
Small/Mid-Cap Blend	BlackRock Small Cap Index V.I. Fund (Class III) Adviser: BlackRock Advisors, LLC Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Blend	BNY Mellon Mid Cap Stock Portfolio (Service Shares) Adviser: BNY Mellon Investment Adviser, Inc. Sub-Adviser: N/A	%*	%	%	%

Fund Type	Fund and Adviser/ Sub-Adviser	Current Expenses (expenses/ average assets)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Small/Mid-Cap Blend	Goldman Sachs Small Cap Equity Insights Fund (Institutional) Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Blend	Invesco V.I. Small Cap Equity Fund (Series I) Adviser: Invesco Advisors, Inc. Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Blend	JPMorgan Insurance Trust Small Cap Core Portfolio (Class 1) Adviser: J.P. Morgan Investment Management, Inc. Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Blend	Lord Abbett Series Mid Cap Stock Portfolio (Class VC) Adviser: Lord, Abbett & Co. LLC Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Blend	MML Small Cap Equity Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: Invesco Advisers, Inc.	%	%	%	%
Small/Mid-Cap Growth	American Century VP Capital Appreciation Fund (Class I) Adviser: American Century Investment Management, Inc. Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Growth	Goldman Sachs Growth Opportunities Fund (Service) Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Growth	Invesco V.I. Discovery Mid Cap Growth Fund (Series I) Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A	%	%	%	%
Small/Mid-Cap Growth	MML Mid Cap Growth Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Advisers: T. Rowe Price Associates, Inc. and Wellington Management Company LLP	%	%	%	%
Small/Mid-Cap Growth	MML Small Cap Growth Equity Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company LLP	%	%	%	%
International/Global	American Century VP International Fund (Class I) Adviser: American Century Investment Management, Inc. Sub-Adviser: N/A	%	%	%	%
International/Global	American Funds Insurance Series® Global Growth Fund (Class 1) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%
International/Global	American Funds Insurance Series® Global Small Capitalization Fund (Class 1) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%
International/Global	American Funds Insurance Series® International Growth and Income Fund (Class 1) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%

Fund Type	Fund and Adviser/ Sub-Adviser	Current Expenses (expenses/ average assets)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
International/Global	American Funds Insurance Series® New World Fund (Class 1) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%
International/Global	American Funds Insurance Series® Capital World Growth and Income Fund (Class 1A) Adviser: Capital Research and Management CompanySM Sub-Adviser: Milliman Financial Risk Management LLC	%	%	%	%
International/Global	Delaware VIP® Emerging Markets Series (Service Class) Adviser: Delaware Management Company Sub-Advisers: Macquarie Investment Management Global Limited and Macquarie Funds Management Hong Kong Limited	%	%	%	%
International/Global	DFA VA International Small Portfolio Adviser: Dimensional Fund Advisors LP Sub-Advisers: Dimensional Fund Advisors Ltd. and DFA Australia Limited	%	%	%	%
International/Global	Fidelity® VIP Overseas Portfolio (Initial Class) Adviser: Fidelity Management & Research Company Sub-Advisers: FMR Co. Inc. and FMR Investment Management (UK) Limited	%	%	%	%
International/Global	Franklin Mutual Global Discovery VIP Fund (Class 2) Adviser: Franklin Mutual Advisors, LLC Sub-Adviser: N/A	%	%	%	%
International/Global	Goldman Sachs International Equity Insights Fund (Institutional) Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A	%	%	%	%
International/Global	Invesco Oppenheimer V.I. International Growth Fund (Series I) Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A	%	%	%	%
International/Global	Invesco V.I. Global Fund (Series I) Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A	%	%	%	%
International/Global	Invesco V.I. International Growth Fund (Series I) Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A	%	%	%	%
International/Global	MFS® International Intrinsic Value Portfolio (Initial Class) Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	%*	%	%	%
International/Global	MML American Funds International Fund (Service Class I)(3) Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A	%	%	%	%
International/Global	MML Foreign Fund (Initial Class) Adviser: MML Investment Advisers, LLC Sub-Adviser: Thompson, Siegel and Walmsley LLC	%	%	%	%

Fund Type	Fund and Adviser/ Sub-Adviser	Current Expenses (expenses/ average assets)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
International/Global	MML Global Fund (Service Class I) Adviser: MML Investment Advisers, LLC Sub-Adviser: Massachusetts Financial Services Company	%	%	%	%
International/Global	MML International Equity Fund (Class II) Adviser: MML Investment Advisers, LLC Sub-Adviser: Harris Associates L.P.	%	%	%	%
International/Global	MML Strategic Emerging Markets Fund (Class II) Adviser: MML Investment Advisers, LLC Sub-Adviser: Invesco Advisers, Inc.	%	%	%	%
International/Global
Vanguard Variable Insurance Funds International Portfolio
Advisers: Baillie Gifford Overseas Ltd. and
Schroder Investment Management North America Inc.
Sub-Adviser: Schroder Investment Management North America Ltd.
		%	%	%	%
Specialty	Delaware Ivy VIP Asset Strategy (Class II)(4) Adviser: Ivy Investment Management Company Sub-Adviser: N/A	%	%	%	%
Specialty	Delaware Ivy VIP Science and Technology (Class II)(4) Adviser: Ivy Investment Management Company Sub-Adviser: N/A	%	%	%	%
Specialty	Fidelity® VIP Real Estate Portfolio (Service Class)(4) Adviser: Fidelity SelectCo, LLC Sub-Adviser: FMR Co., Inc.	%	%	%	%
Specialty	Invesco V.I. Global Real Estate Fund (Series I)(4) Adviser: Invesco Advisers, Inc. Sub-Adviser: Invesco Asset Management Limited	%	%	%	%
Specialty	MFS® Global Real Estate Portfolio (Initial Class)(4) Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	%	%	%	%
Specialty	MFS® Utilities Series (Initial Class)(4) Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	%	%	%	%
Specialty	MML Managed Volatility Fund (Initial Class)(4) Adviser: MML Investment Advisers, LLC Sub-Adviser: Gateway Investment Advisers, LLC	%	%	%	%
Specialty	PIMCO All Asset Portfolio (Administrative Class)(4) Adviser: Pacific Investment Management Company LLC Sub-Adviser: Research Affiliate, LLC	%	%	%	%
Specialty	PIMCO CommodityRealReturn® Strategy Portfolio (Advisor Class)(4) Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A	%	%	%	%
Specialty	Vanguard Variable Insurance Funds Real Estate Index Portfolio(4) Adviser: Wellington Management Company LLP Sub-Adviser: N/A	%	%	%	%

(1)
These are fund-of-fund investment choices. They are known as fund-of-funds because they invest in other underlying funds. A Fund offered in a fund-of-funds structure may have higher expenses than a direct investment in its underlying funds because a fund-of-fund bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests.

(2)
You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee that it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund and you should not expect that the sponsor will provide financial support to the Fund at any time. The yield of this Fund may become very low during periods of low interest rates. After deduction of Separate Account charges, the yields in the Divisions that invest in this Fund could be negative.

(3)
The Fund is a “feeder” fund, meaning that it does not buy investment securities directly, but instead invests in shares of a corresponding “master” fund, which in turn purchases investment securities. A Fund offered in a master-feeder structure may have higher expenses that than those of a Fund that invests directly in securities because the “feeder” fund bears its own expenses in addition to those of the “master” fund. You should read the Fund prospectus for more information about this “feeder” fund.

(4)
Specialty funds are an all-encompassing equity category that consists of funds that forego broad diversification to concentrate on a certain segment of the economy or a specific targeted strategy. For example, sector funds are targeted strategy funds aimed at specific sectors of the economy, such as financial, technology, healthcare, and so on. Sector funds can, therefore, be more volatile than a more diversified equity fund since the stocks in a given sector tend to be highly correlated with each other.

*
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for policy Owners and will continue past the current year.

Appendix B
Mortality and Expense Risk Credit
Security Name	Current Management Fees per Annum	M&E Credit per Annum
American Century Investments VP Inflation Protection Fund (Class II)	0.72	0.35
American Century Investments VP International Fund (Class I)	1.37	0.35
American Century Investments VP Capital Appreciation Fund (Class I)	1.00	0.35
American Funds Insurance Series® Asset Allocation Fund (Class 1)	0.31	0.00
American Funds Insurance Series® Capital World Bond Fund (Class 1)	0.59	0.00
American Funds Insurance Series® Global Growth Fund (Class 1)	0.57	0.00
American Funds Insurance Series® Global Small Capitalization Fund (Class 1)	0.76	0.00
American Funds Insurance Series® Growth-Income Fund (Class 1A)	0.55	0.25
American Funds Insurance Series® International Growth And Income Fund (Class 1)	0.67	0.00
American Funds Insurance Series® New World Fund (Class 1)	0.77	0.00
American Funds Insurance Series® American High-Income Trust (Class 1A)	0.76	0.25
American Funds Insurance Series® Capital World Growth and Income Fund (Class 1A)	0.91	0.25
American Funds Insurance Series® The Bond Fund of America (Class 1A)	0.65	0.25
American Funds Insurance Series® U.S. Government Securities Fund (Class 1A)	0.63	0.25
American Funds Insurance Series® Washington Mutual Investors Fund (Class 1A)	0.68	0.25
BlackRock Basic Value V.I. Fund (Class I)	0.85	0.25
BlackRock High Yield V.I. Fund (Class I)	0.71	0.15
BlackRock Small Cap Index V.I. Fund (Class III)	0.47	0.00
BlackRock Total Return V.I. Fund (Class I Shares)	0.81	0.15
BNY Mellon Investment Portfolios MidCap Stock Portfolio (Service Class)	1.11	0.40
Delaware Ivy VIP Asset Strategy (Class II)	1.02	0.50
Delaware Ivy VIP Science and Technology II	1.15	0.25
Delaware VIP Emerging Markets Series (Service Class)	1.64	0.40
Delaware VIP Small Cap Value Series (Service Class)	1.07	0.40
DFA VA Global Bond Portfolio	0.24	0.00
DFA VA International Small Portfolio	0.57	0.00
DFA VA U.S. Large Value Portfolio	0.27	0.00
DFA VA U.S. Targeted Value Portfolio	0.38	0.00

Security Name	Current Management Fees per Annum	M&E Credit per Annum
DFA VIT Inflation-Protected Securities Portfolio (Institutional Class)	0.15	0.00
Eaton Vance VT Floating-Rate Income Fund (ADV Class)	0.94	0.25
Fidelity Variable Insurance Products Freedom® 2020 Portfolio (Service Class)	0.62	0.20
Fidelity Variable Insurance Products Freedom® 2025 Portfolio (Service Class)	0.64	0.20
Fidelity Variable Insurance Products Freedom® 2030 Portfolio (Service Class)	0.69	0.20
Fidelity Variable Insurance Products Freedom® 2035 Portfolio (Service Class)	0.73	0.20
Fidelity Variable Insurance Products Freedom® 2040 Portfolio (Service Class)	0.75	0.20
Fidelity Variable Insurance Products Freedom® 2045 Portfolio (Service Class)	0.76	0.20
Fidelity Variable Insurance Products Freedom® 2050 Portfolio (Service Class)	0.76	0.20
Fidelity Variable Insurance Products Freedom® 2055 Portfolio (Service Class)	0.75	0.20
Fidelity Variable Insurance Products Freedom® 2060 Portfolio (Service Class)	0.76	0.20
Fidelity Variable Insurance Products Freedom® 2065 Portfolio (Service Class)	0.77	0.20
Fidelity Variable Insurance Products Freedom® Income Portfolio (Service Class)	0.49	0.20
Fidelity® Variable Insurance Products Bond Index Portfolio (Service Class 2)	0.39	0.30
Fidelity® Variable Insurance Products Contrafund Portfolio (Initial Class)	0.61	0.15
Fidelity® Variable Insurance Products Extended Market Index Portfolio (Service Class 2)	0.38	0.30
Fidelity® Variable Insurance Products Growth Fund (Service Class)	0.73	0.15
Fidelity® Variable Insurance Products Index 500 Portfolio (Service Class)	0.20	0.15
Fidelity® Variable Insurance Products International Index Portfolio (Service Class 2)	0.42	0.30
Fidelity® Variable Insurance Products Overseas Portfolio (Initial Class)	0.79	0.15
Fidelity® Variable Insurance Products Real Estate Portfolio (Service Class)	0.76	0.15
Fidelity® Variable Insurance Products Total Market Index Portfolio (Service Class 2)	0.37	0.30
Franklin Mutual Global Discovery VIP Fund (Class 2)	1.19	0.35
Franklin Small Cap Value VIP Fund (Class 2)	0.93	0.35
Franklin Strategic Income VIP Fund (Class 2)	0.99	0.35
Goldman Sachs Variable Insurance Trust Core Fixed Income Fund (Service Shares)	1.34	0.25
Goldman Sachs Variable Insurance Trust Growth Opportunities Fund (Service Shares)	1.48	0.25
Goldman Sachs Variable Insurance Trust International Equity Insights Fund (Institutional)	1.28	0.20
Goldman Sachs Variable Insurance Trust Mid Cap Value Fund (Institutional)	0.88	0.20
Goldman Sachs Variable Insurance Trust Small Cap Equity Insights Fund (Institutional)	1.01	0.20

Security Name	Current Management Fees per Annum	M&E Credit per Annum
Invesco Oppenheimer V.I. International Growth Fund (Series I)	1.13	0.22
Invesco V.I. American Franchise Fund (Series I)	0.87	0.25
Invesco V.I. Comstock Fund (Series I)	0.76	0.25
Invesco V.I. Discovery Mid Cap Growth Fund - (Series I)	0.87	0.22
Invesco V.I. Diversified Dividend Fund (Series I)	0.66	0.25
Invesco V.I. Global Fund (Series I)	0.80	0.22
Invesco V.I. Global Real Estate Fund (Series I)	1.04	0.25
Invesco V.I. Global Strategic Income Fund (Series I)	0.86	0.22
Invesco V.I. International Growth Fund (Series I)	0.90	0.25
Invesco V.I. Main Street Fund (Series I)	0.82	0.22
Invesco V.I. Small Cap Equity Fund (Series I)	0.97	0.25
JPMorgan Insurance Trust Small Cap Core Portfolio (Class 1 Shares)	0.85	0.25
JPMorgan Insurance Trust U.S. Equity Portfolio (Class 1)	0.79	0.25
Lord Abbett Series Fund Mid-Cap Stock VC Porfolio	1.17	0.35
MFS® Variable Insurance Trust Growth Series (Initial Class)	0.75	0.25
MFS® Variable Insurance Trust II Blended Research Core Equity Portfolio (Initial Class)	0.45	0.25
MFS® Variable Insurance Trust II Government Securities Portfolio (Initial Class)	0.60	0.25
MFS® Variable Insurance Trust II International Intrinsic Value Portfolio (Initial Class)	0.92	0.25
MFS® Variable Insurance Trust III Global Real Estate Portfolio (Initial Class)	1.01	0.25
MFS® Variable Insurance Trust III Mid Cap Value Portfolio (Initial Class)	0.81	0.25
MFS® Variable Insurance Trust Utilities Series (Initial Class)	0.79	0.25
MFS® Variable Insurance Trust Value Series (Initial Class)	0.73	0.25
MML American Funds Core Allocation (Service Class 1)	1.10	0.50
MML American Funds Growth (Service Class 1)	1.05	0.50
MML American Funds International (Service Class 1)	1.29	0.50
MML Dynamic Bond Fund (Class II)	0.61	0.15
MML Focused Equity Fund (Class II)	0.89	0.15
MML Fundamental Equity Fund (Class II)	0.87	0.15
MML Fundamental Value Fund (Class II)	0.81	0.15
MML International Equity Fund (Class II)	1.05	0.15

Security Name	Current Management Fees per Annum	M&E Credit per Annum
MML Series Investment Fund Aggressive Allocation Fund (Initial Class)	0.99	0.15
MML Series Investment Fund Balanced Allocation Fund (Initial Class)	0.82	0.15
MML Series Investment Fund Blue Chip Growth Fund (Initial Class)	0.79	0.15
MML Series Investment Fund Conservative Allocation Fund (Initial Class)	0.80	0.15
MML Series Investment Fund Equity Income Fund (Initial Class)	0.78	0.15
MML Series Investment Fund Foreign Fund (Initial Class)	0.94	0.15
MML Series Investment Fund Global Fund (Service Class I)	1.08	0.40
MML Series Investment Fund Growth & Income Fund (Initial Class)	0.57	0.15
MML Series Investment Fund Growth Allocation Fund (Initial Class)	0.91	0.15
MML Series Investment Fund II Blend Fund (Initial Class)	0.45	0.15
MML Series Investment Fund II Equity Fund (Initial Class)	0.45	0.15
MML Series Investment Fund II High Yield Fund (Class II)	0.88	0.15
MML Series Investment Fund II Inflation-Protected and Income Fund (Initial Class)	2.34	0.15
MML Series Investment Fund II Managed Bond Fund (Initial Class)	0.42	0.15
MML Series Investment Fund II Small Cap Equity Fund (Initial Class)	0.74	0.15
MML Series Investment Fund II Strategic Emerging Markets Fund (Class II)	1.33	0.15
MML Series Investment Fund Income & Growth Fund (Initial Class)	0.69	0.15
MML Series Investment Fund Large Cap Growth Fund (Initial Class)	0.74	0.15
MML Series Investment Fund Managed Volatility Fund (Initial Class)	0.97	0.15
MML Series Investment Fund Mid Cap Growth Fund (Initial Class)	0.81	0.15
MML Series Investment Fund Mid Cap Value Fund (Initial Class)	0.89	0.15
MML Series Investment Fund Moderate Allocation Fund (Initial Class)	0.86	0.15
MML Series Investment Fund Small Cap Growth Equity Fund (Class Initial)	1.11	0.15
MML Series Investment Fund Small/Mid Cap Value Fund (Initial Class)	0.81	0.15
MML Series Investment Small Company Value Fund (Class II)	1.06	0.15
MML Short-Duration Bond Fund (Class II)	0.57	0.15
MML Total Return Bond Fund (Class II)	0.61	0.15
MML U.S. Government Money Market Fund (Initial Class)	0.54	0.15
PIMCO Global Bond Opportunities Portfolio (Unhedged) (Administrative Class)	1.03	0.30
PIMCO Variable Insurance Trust All Asset Portfolio (Administrative Class)	1.72	0.30

Security Name	Current Management Fees per Annum	M&E Credit per Annum
PIMCO Variable Insurance Trust CommodityRealReturn® Strategy Portfolio (Advisor Class)	2.37	0.25
PIMCO Variable Insurance Trust Emerging Markets Bond Portfolio (Advisor Class)	1.12	0.25
PIMCO Variable Insurance Trust High Yield Portfolio (Administrative Class)	0.78	0.30
PIMCO Variable Insurance Trust Long-Term U.S. Government Portfolio (Administrative Class)	0.75	0.30
PIMCO Variable Insurance Trust Real Return Portfolio (Administrative Class)	1.53	0.30
PIMCO Variable Insurance Trust Total Return Portfolio (Administrative Class)	0.86	0.30
T. Rowe Price Limited-Term Bond Portfolio	0.70	0.15
Templeton Global Bond VIP Fund (Class 1)	0.62	0.15
TOPS® Aggressive Growth ETF Portfolio (Class 1)	0.33	0.00
TOPS® Balanced ETF Portfolio (Class 1)	0.34	0.00
TOPS® Conservative ETF Portfolio (Class 1)	0.40	0.00
TOPS® Growth ETF Portfolio (Class 1)	0.33	0.00
TOPS® Moderate Growth ETF Portfolio (Class 1)	0.33	0.00
Vanguard Variable Insurance Fund Real Estate Index Portfolio	0.26	0.00
Vanguard Variable Insurance Funds Balanced Portfolio	0.21	0.00
Vanguard Variable Insurance Funds Capital Growth Portfolio	0.34	0.00
Vanguard Variable Insurance Funds Diversified Value Portfolio	0.28	0.00
Vanguard Variable Insurance Funds Equity Income Portfolio	0.30	0.00
Vanguard Variable Insurance Funds Growth Portfolio	0.40	0.00
Vanguard Variable Insurance Funds High-Yield Bond Portfolio	0.26	0.00
Vanguard Variable Insurance Funds International Portfolio	0.38	0.00
Vanguard Variable Insurance Funds Short-Term Investment-Grade Portfolio	0.14	0.00

Appendix C
Hypothetical Examples of Death Benefit Option Changes
The following are hypothetical examples of death benefit option changes. All examples assume the Minimum Death Benefit does not apply.
Example I – Change from Option 2 to Option 1
For a change from Option 2 to Option 1, the Base Selected Face Amount is increased by the amount of the Account Value on the effective date of the change.
For example, if the policy has a Base Selected Face Amount of $500,000 and an Account Value of $25,000, the death benefit under Option 2 is equal to the Base Selected Face Amount plus the Account Value, or $525,000. If you change from Option 2 to Option 1, the death benefit under Option 1 is equal to the policy Base Selected Face Amount. Since the death benefit under the policy does not change as the result of a death benefit option change, the Base Selected Face Amount will be increased from $500,000 under Option 2 to $525,000 under Option 1 and the death benefit after the change will remain at $525,000.
Example II – Change from Option 3 to Option 1
For a change from Option 3 to Option 1, the Base Selected Face Amount is increased by the amount of the premiums paid (and not refunded) to the effective date of the change.
For example, if a policy has a Base Selected Face Amount of $500,000, and premium payments of $12,000 have been made to date, the death benefit under Option 3 is equal to the Base Selected Face Amount plus the premiums paid (and not refunded), or $512,000. If you change from Option 3 to Option 1, the death benefit under Option 1 is equal to the Base Selected Face Amount. Since the death benefit under the policy does not change as the result of a death benefit option change, the Base Selected Face Amount will be increased from $500,000 under Option 3 to $512,000 under Option 1 and the death benefit after the change will remain at $512,000.
Example III – Change from Option 1 to Option 2, or Change from Option 1 to Option 3, or Change from Option 2 to Option 3, or Change from Option 3 to Option 2.
For any of these death benefit option changes, the Base Selected Face Amount will equal the Base Selected Face Amount before the change.
For example, if the policy has a Base Selected Face Amount of $700,000, the Base Selected Face Amount after the change will remain $700,000.

Appendix D
Example of Overloan Protection Rider Operation
The calculations below show an example of how the Overloan Protection Rider operates using a sample policy with the Overloan Protection Rider assuming the following:
•	The policy is in Policy Year 21, policy month 1.
•	The Insured is Attained Age 80.
•	The policy is not a MEC.
•	The policy is issued under the Guideline Premium Test.
•	The policy’s Death Benefit Option is Option 2.
•	The Account Value immediately preceding the activation of the Overloan Protection Rider is $125,000.
•	The loaned Account Value immediately preceding the activation of the Overloan Protection Rider is $120,000.
•	Activating the Overloan Protection Rider will not cause the policy to become a MEC or fail the Guideline Premium Test.
•	All amounts that may be withdrawn from the policy without the imposition of federal income tax have been taken as partial surrenders prior to exercise of the rider.
Upon exercising the Overloan Protection Rider:
•	The one-time rider charge is deducted: = [Account Value x Overloan Protection Rider charge] = [$125,000 x 3.19%] = $3,987.50.
•
The Overloan Rider Trigger is met. The Overloan Rider Trigger point is 96% for Attained Age 80. The ratio of the Policy Debt to the Account Value less the deduction for the one-time rider charge = [loaned Account Value/(Account Value – Overloan Protection Rider charge)] = [$120,000/($125,000 – $3,987.50)] = 99.2%. 99.2% ≥ 96%.

•	The Death Benefit Option is changed from Option 2 to Option 1.
•
The remaining non-loaned Account Value is the Account Value less the Policy Debt less the one-time rider charge. The non-loaned Account Value = [Account Value – loaned Account Value – Overloan Protection Rider charge] = [$125,000 – $120,000 – $3,987.50] = $1,012.50. This amount is transferred to the GPA and will accrue interest at not less than the policy’s guaranteed minimum interest rate for the GPA.

•	The policy becomes a paid-up policy and the Selected Face Amount = [Account Value after the rider charge is taken x Minimum Death Benefit factor] = [($125,000 – $3,987.50) x 105%] = $127,063.13.
•	The Policy Debt of $120,000 will continue to accrue interest at the applicable rate and the loaned Account Value of $120,000 will continue to accrue interest at the applicable rate.

Appendix E
Examples of Charge Blending
The tables and the calculations below show examples of how actual charges would be determined using a sample policy assuming the following:
•	The policy is in Policy Year 2, policy month 1.
•	The Total Selected Face Amount is $1,000,000.
•	The Base Selected Face Amount $800,000 and the Term Rider Selected Face Amount is $200,000.
•	The policy is issued on a guaranteed basis for a 45 year-old male nonsmoker.
•	The policy is funded by seven annual premium payments of $73,590.
•	The Account Value immediately preceding the cost of insurance charge deduction in Policy Year 2, policy month 1 is $100,000.
•	The monthly equivalent of the minimum annual interest rate for the fixed account value is 0.0008295.
All of the tables and calculations examples use current charges. If maximum charges were used in these examples, the charges would be higher.
Example of Premium Load Charge
Total Premium Load Charge: Deducted from each premium payment
Policy Year	Target Premium Charge	Excess Premium Charge	Target Premium Paid	Excess Premium Paid
2	6.55%	0.50%	$58,872	$14,718
Using the charges in the table above and the assumptions in the example listed above, the Premium Load Charge is calculated as shown below.
Premium Load Charge =
[(Target Premium) x (Target Premium Charge)]
+
[(Excess Premium) x (Excess Premium Charge)]
= [($58,872) x (0.0655)]
+ [($14,718) x (0.0050)]
= $3,929.71 of the premium received during Policy Year 2

Example of Face Amount Charge
Total Face Amount Charge: Deducted Monthly from Account Value
Policy Year	Base Face Amount Monthly Charge per $1,000	Term Rider Face Amount Monthly Charge per $1,000
2	$0.025	$0.025
Using the charges in the table above and the assumptions in the example listed above, the Total Face Amount charge is calculated as shown below.
Total Face Amount Charge per Month =
[(Base Selected Face Amount) x (Base Face Amount Charge)]
+
[(Term Rider Selected Face Amount) x (Term Rider Face Amount Charge)]
= [($800,000)/1,000 x ($0.025)]
+
[($200,000)/1,000 x ($0.025)]
= [($800) x ($0.025)]
+
[($200) x ($0.025)]
= [($20.00)]
+
[($5.00)]
= $25.00 deducted monthly from the Account Value in Policy Year 2
Example of Cost of Insurance Charge
Cost of Insurance Charge: Deducted Monthly from Account Value*
Policy Year	Base Monthly Cost of Insurance Charge per $1,000 of Insurance Risk*	Term Monthly Cost of Insurance Amount Charge per $1,000 of Insurance Risk*
2	$0.046	$0.046
*	Cost of insurance charge rates change each Policy Year based on the issue age of the Insured and the Policy Year.
Using the charges in the table above and the assumptions in the example listed above, the cost of insurance charge is calculated as shown below.
Total Cost of Insurance Charge =
[(Base Net Amount at Risk) x (Base Monthly Cost of Insurance Charge)]
+
[(Term Net Amount at Risk) x (Term Monthly Cost of Insurance Charge)]
= [[($800,000 – $100,000)/(1.0008295)]/1,000 x ($0.046)]
+
[[($200,000)/(1.0008295)]/1,000 x ($0.046)]
= [($699.42) x ($0.046)]
+
[($199.83) x ($0.046)]
= [($32.17)]
+
[($9.19)]
= $41.36 deducted from the Account Value in the first month of Policy Year 2

Appendix F
Example of Amount of Monthly Term Insurance and Term Cost of Insurance Charge Calculation
The calculations below show an example of how the amount of monthly term insurance and the corresponding term cost of insurance charge would be determined using a sample policy with the term rider assuming the following:
•	The policy is in Policy Year 6, policy month 1.
•	The policy is issued on a guaranteed basis for a 45 year-old male non-smoker.
•	The policy is issued under the Cash Value Accumulation Test.
•	The policy’s Death Benefit Option is Option 1.
•	The Total Selected Face Amount is $1,000,000.
•	The Base Selected Face Amount $800,000 and the Term Rider Selected Face Amount is $200,000.
•	The policy is funded by seven annual premium payments of $73,590.
•	The Account Value immediately preceding the cost of insurance charge deduction in Policy Year 6, policy month 1 is $450,000.
•	The Minimum Death Benefit factor for a 50 year-old male non-smoker is 1.89.
•	The monthly equivalent of the minimum annual interest rate for the fixed Account Value is 0.0008295.
•	The term monthly cost of insurance charge per $1,000 of Insurance Risk in Policy Year 6 is $0.09.
Amount of monthly term insurance
The calculation of the amount of monthly term insurance in Policy Year 6, policy month 1 is shown below:
Amount of monthly term insurance
= Term Rider Selected Face Amount – (Minimum Death Benefit – Base Selected Face Amount)*
= $200,000 – (($450,000 x 1.89) – $800,000)
= $200,000 – ($850,500 – $800,000)
= $200,000 – $50,500
= $149,500 of monthly term insurance in Policy Year 6, policy month 1
*	This amount will not be less than zero.
Monthly Term Insurance Cost of Insurance Charge
The calculation of the term cost of insurance charge in Policy Year 6, policy month 1 is shown below:
Term Rider Cost of Insurance Charge
= [(Term Net Amount at Risk) x (Term Monthly Cost of Insurance Charge)]
= [($149,500/1.0008295)/1,000] x $0.09
= [$149,376.09/1,000] x $0.09
= $149.38 x $0.09
= $13.44 deducted from the account value in the first month of
Policy Year 6 for the monthly term cost of insurance charge

Appendix G
Factors Used in Calculating the Cash Surrender Value Enhancement Benefit
The tables below show the current factors used to calculate the Cash Surrender Value Enhancement Benefit for the first and last month of each Policy Year. The actual calculation will depend on the month the policy is surrendered. Policy Owners may, free of charge, request a calculation of their current Cash Surrender Value Enhancement Benefit by contacting our Administrative Office.
	Base Enhancement Percentage		Term Enhancement Percentage
Policy Year	Month 1	Month 12	Month 1	Month 12
1	6.10%	8.87%	3.05%	4.44%
2	8.70%	7.84%	4.35%	3.92%
3	8.30%	7.08%	4.15%	3.54%
4	7.57%	6.33%	3.79%	3.17%
5	6.62%	5.40%	3.31%	2.70%
6	5.51%	4.33%	2.76%	2.17%
7	4.52%	3.34%	2.26%	1.67%
8	3.26%	2.45%	1.63%	1.23%
9	2.38%	1.50%	1.19%	0.75%
10	1.44%	0.75%	0.72%	0.38%
11	0.00%	0.00%	0.00%	0.00%

Example of Cash Surrender Value Enhancement Benefit (using the factors available in the tables above)
In this example, we will assume the following:
•	A full surrender is requested in the last month of Policy Year 2.
•	The sum of all premiums paid, less the sum of all withdrawals, and less any Policy Debt is $200,000.
•	The Base Selected Face Amount allocation (as a percentage of the Total Selected Face Amount) is 75%.
•	The Term Rider Selected Face Amount allocation (as a percentage of the Total Selected Face Amount) is 25%.
Using the charges in the table above and the assumptions in the example listed above, the Cash Surrender Value Enhancement Benefit is calculated as shown below:
Cash Surrender Value Enhancement Benefit =
[(Base Selected Face Amount Allocation x Base Enhancement Percentage)
+
(Term Rider Selected Face Amount Allocation x Term Enhancement Percentage)]
x
[Sum of all premiums paid, less the sum of all withdrawals, and less any Policy Debt]
= [(0.75 x 7.84%)
+
(0.25 x 3.92%)]
x
[200,000]
= 6.86%
x
$200,000
= $13,720.00 Cash Surrender Value Enhancement Benefit

Example of Cash Surrender Value Enhancement Rider Charge Calculation
Total Rider Charge: Deducted from each premium payment*
Policy Year	Base Selected Face Amount Percentage Charge	Term Rider Selected Face Amount Percentage Charge
2	0.50%	0.50%
•	Rider charge assessed in Policy Years 1–7.
In this example, we will assume the following:
•	A $50,000 premium is paid in Policy Year 2.
•	The Base Selected Face Amount Allocation (as a percentage of the Total Selected Face Amount) is 75%.
•	The Term Rider Selected Face Amount Allocation (as a percentage of the Total Selected Face Amount) is 25%.
Using the charges in the table above and the assumptions in the example listed above, the rider charge deducted from the $50,000 premium payment is calculated as shown below:
Rider Charge =
[(Base Selected Face Amount Allocation x Base Selected Face Amount Percentage Charge)
+
(Term Rider Selected Face Amount Allocation x Term Rider Selected Face Amount Percentage Charge)]
x
[Premium Paid]
= [(0.75 x 0.50%)
+
(0.25 x 0.50%)]
x
[$50,000]
= 0.50%
x
$50,000
= $250.00 of the premium payment

The SAI contains additional information about the Separate Account and the policy. The SAI is incorporated into this prospectus by reference and it is legally part of this prospectus. We filed the SAI with the SEC. The SEC maintains a website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC.
Reports and other information about the Separate Account, including the SAI, are available on the SEC website (www.sec.gov) and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
For a free copy of the SAI, other information about this policy, or general inquiries, contact our Administrative Office:
Massachusetts Mutual Life Insurance Company
BOLICOLI Document Management Hub
1295 State Street
PO Box 2488
Springfield, MA 01101-2488
(800) 665-2654
(Fax) (860) 562-6154
(E-mail) BOLICOLIService@MassMutual.com
www.MassMutual.com
You can also request, free of charge, a personalized illustration of death benefits, Surrender Values, and Account Values from your registered representative or by calling our Administrative Office.

Investment Company Act file number: 811-09020
Securities Act file number: 333-[    ]
Class (Contract) Identifier: C[      ]

STATEMENT OF ADDITIONAL INFORMATION
C.M. LIFE INSURANCE COMPANY
(Depositor)
C.M. LIFE VARIABLE LIFE SEPARATE ACCOUNT I
(Registrant)
C.M. Life Electrum SelectSM
[       , 2021]
This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus dated [       , 2021], for the C.M. Life Electrum SelectSM policy. The C.M. Life Electrum Select policy and its prospectus may be referred to in this SAI.
For a copy of the prospectus, call (800) 665-2654, visit online at www.MassMutual.com/Electrum-Select, send an email request to BOLICOLIService@MassMutual.com, or write to: Massachusetts Mutual Life Insurance Company, BOLI/COLI Document Management Hub, 1295 State Street, PO Box 2488, Springfield, Massachusetts 01101-2488.

	SAI	Prospectus
General Information and History	2
Company	2	15
The Separate Account	2	16
Services	2
Additional Information About the Operation of the Policy and the Registrant	2
Purchase of Shares in the Funds	2
Annual Reports	3
Underwriters	3	53
Commissions	3	53
Additional Information	4
Underwriting Procedures	4
Special Purchase Plans – Reduction of Charges	4
Increases in Base Selected Face Amount	4	34
Performance Data	4
Experts	4
Financial Statements	5	55
The Registrant	5
The Depositor	5
1

GENERAL INFORMATION AND HISTORY
Company
C.M. Life Insurance Company (C.M. Life) is a wholly owned stock life insurance subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). C.M. Life provides life insurance and annuities to individuals and group life insurance to institutions. C.M. Life was established on June 18, 1981 and is organized as a mutual life insurance company in the State of Connecticut.
MassMutual and its domestic life insurance subsidiaries provide individual and group life insurance, disability insurance, individual and group annuities and guaranteed interest contracts to individual and institutional customers in all 50 states of the U.S., the District of Columbia and Puerto Rico. Products and services are offered primarily through MassMutual’s distribution channels: MassMutual Financials Advisors, Digital Direct to Consumer and Business to Business, Institutional Solutions and Workplace Solutions.
MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001. C.M. Life’s home office is located at 100 Bright Meadow Boulevard, Enfield, Connecticut 06082-1981.
The assets of our General Account support our insurance and annuity obligations and are subject to our general liabilities from our business operations and to claims by our creditors. You should be aware that, unlike the Separate Account, the Company’s General Account is not segregated or insulated from the claims of the Company’s creditors. In addition, because of exemptive and exclusionary provisions, the General Account, unlike the Separate Account, has not been registered under the Securities Act of 1933 (1933 Act) or the Investment Company Act of 1940 (1940 Act). Because of this, the General Account is generally not subject to the provisions of the 1933 Act or the 1940 Act. However, disclosures regarding the General Account are subject to certain generally applicable provisions of the federal securities laws that require complete and accurate statements in prospectuses.
The Separate Account
We established C.M. Life Variable Life Separate Account I (Separate Account) as a separate account under Connecticut law on February 2, 1995. The Separate Account is registered with the SEC as a unit investment trust under the 1940 Act.
The Separate Account holds the assets that underlie the Contracts (and certain other contracts that we issue), except any assets allocated to our General Account. We keep the Separate Account assets separate from the assets of our General Account and other separate accounts. The Separate Account is divided into Sub-Accounts, each of which invests exclusively in a single Fund.
We own the assets of the Separate Account. We credit gains to, or charge losses against, the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account’s assets may not be used to pay any of our liabilities other than those arising from the policy (or other policies that we issue and that are funded by the Separate Account). If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our General Account. The obligations of the Separate Account are not our generalized obligations and will be satisfied solely by the assets of the Separate Account. We are obligated to pay all amounts promised to investors under the policy.
SERVICES
The Company holds title to the assets of the Separate Account. The Company maintains the records and accounts relating to the Guaranteed Principal Account (GPA), the Separate Account, the segment within the Separate Account established to receive and invest premium payments for the policies, and Divisions of that segment. The Company’s principal business address is 100 Bright Meadow Boulevard, Enfield, Connecticut 06082.
ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICY AND THE REGISTRANT
Purchase of Shares in the Funds
Shares are purchased and redeemed at net asset value. Fund dividends and capital gain distributions are automatically reinvested, unless the Company, on behalf of the Separate Account, elects otherwise.
Because the underlying Funds are also offered in variable annuity contracts, it is possible that conflicts could arise between the owners of variable life insurance policies and the owners of variable annuity contracts. If a conflict exists, the Fund’s board will notify the insurers and take appropriate action to eliminate the conflict. Additionally, if the insurer becomes aware of such conflicts, the insurer will work with the underlying Funds’s board to resolve the conflict.
2

Annual Reports
Each year within 30 calendar days after the Policy Anniversary, we will provide the Policy Owner a report showing the following policy information:
•	the Account Value at the beginning of the previous Policy Year;
•	all premiums paid since that time;
•	all additions to and deductions from the Account Value during the Policy Year; and
•	the Account Value, death benefit, Surrender Value and Policy Debt as of the current Policy Anniversary.
This report may contain additional information if required by any applicable law or regulation.
UNDERWRITERS
The policies are sold by both registered representatives of MML Investors Services, LLC (MMLIS), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors, LLC (MML Distributors), a subsidiary of MassMutual. Pursuant to separate underwriting agreements with MassMutual, on its own behalf and on behalf of the Separate Account, MMLIS serves as principal underwriter of the policies sold by its registered representatives, and MML Distributors serves as principal underwriter for the policies sold by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors.
MMLIS is located at 1295 State Street, Springfield, MA 01111-0001. MML Distributors is located at 100 Bright Meadow Boulevard, Enfield, CT 06082-1981. MMLIS and MML Distributors are registered with the SEC as broker- dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority (FINRA).
Commissions
Commissions for sales of the policies by MMLIS registered representatives are paid by MassMutual on behalf of MMLIS to its registered representatives. Commissions for sales of the policies by registered representatives of other broker-dealers are paid by MassMutual on behalf of MML Distributors to those broker-dealers. As the policy has not yet been offered for sale, there are no commissions paid and reported at this time.
MML Distributors has selling agreements with other broker-dealers that are registered with the SEC and are members of FINRA (“selling brokers”). We sell the policy through agents who are licensed by state insurance officials to sell the policy and are registered representatives of a selling broker.
We also may contract with independent third party broker-dealers who may assist us in finding broker-dealers to offer and sell the policies. These third parties also may provide training, marketing and other sales related functions for us and other broker-dealers. And they may provide certain administrative services to us in connection with the policies.
Agents or selling brokers who sell the policies receive commissions as a percentage of premiums paid as well as a percentage of the annual policy Account Value. General agents may also receive compensation as a percentage of premium paid. Commissions paid will not exceed 30% of premiums, plus 0.10% of the policy’s average annual Account Value.
We may compensate agents who have financing agreements with general agents of MassMutual differently. Agents who meet certain productivity and persistency standards in selling MassMutual policies are eligible for additional compensation. General agents and district managers who are registered representatives also may receive commission overrides, allowances and other compensation.
Agents and general agents may receive commissions at lower rates on policies sold to replace existing insurance issued by MassMutual or any of its subsidiaries.
We may pay independent, third party broker-dealers who assist us in finding broker-dealers to offer and sell the policies compensation based on premium payments for the policies. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars.
While the compensation we pay to broker-dealers for sales of policies may vary with the sales agreement and level of production, the compensation generally is expected to be comparable to the aggregate compensation we pay to agents and general agents. However, from time to time, MML Distributors may enter into special arrangements with certain broker- dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the policies.
The offering is on a continuous basis.
3

ADDITIONAL INFORMATION
Underwriting Procedures
The maximum cost of insurance charges are based on the 2017 Commissioners’ Standard Ordinary Mortality Table, male or female, the non-smoker or smoker table, and age of the insured on his/her last birthday. For policies issued on a unisex basis, these rates are calculated using the 2017 Commissioners’ Standard Ordinary Mortality Table, 80% male, the non-smoker or smoker table, and age of the Insured on his/her last birthday.
Special Purchase Plans — Reduction of Charges
We may reduce or eliminate certain charges (sales load, administrative charge, cost of insurance charge, or other charges) where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to us. These charges may be reduced in certain groups, sponsored arrangements or special exchange programs made available by us. Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:
•	the number of insureds;
•	the total premium expected to be paid;
•	total assets under management for the Policy Owner;
•	the nature of the relationship among individual insureds;
•	the purpose for which the policies are being purchased; and
•	the expected persistency of individual policies.
The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to Policy Owners which reflects differences in costs of services.
Increases in Base Selected Face Amount
Additional coverage acquired in accordance with an increase in Base Selected Face Amount will incur cost of insurance charges on the same basis as the original contract. Following an increase in Base Selected Face Amount, cash values and premium payments are applied to the total contract, with no distinct assignment to the original contract and the increased portion.
PERFORMANCE DATA
From time to time, we may report actual historical performance of the investment funds underlying each Separate Account Division. These returns will reflect the fund operating expenses but they will not reflect the mortality and expense risk charge, any deductions from premiums, monthly charges assessed against the Account Value of the policy, or other policy charges. If these expenses and charges were deducted, the rates of return would be significantly lower.
The rates of return we report will not be illustrative of how actual investment performance will affect the benefits under the policy. Neither are they necessarily indicative of future performance. Actual rates may be higher or lower than those reported.
We currently post investment performance reports for the underlying funds available in the C.M. Life Electrum Select product on our website at www.MassMutual.com. You can also request a copy of the most recent report from your registered representative or by calling our Administrative Office at (800) 665-2654, Monday – Friday, 8 AM to 5 PM Eastern Time. Questions about the information in these reports should be directed to your registered representative.
We may also distribute sales literature that includes historical performance of broad market indices, such as the Standard & Poor’s 500 Stock Index® and the Dow Jones Industrial Average. These indices are provided for informational purposes only.
EXPERTS
To come.
4

FINANCIAL STATEMENTS
The Registrant
Report of Independent Registered Public Accounting Firm
Statement of Assets and Liabilities as of December 31, 2021
Statements of Operations and Changes in Net Assets for the years ended December 31, 2021 and 2020
Notes to Financial Statements
The Depositor
Independent Auditors’ Report
Statutory Statements of Financial Position as of December 31, 2021 and 2020
Statutory Statements of Income (Loss) for the years ended December 31, 2021, 2020 and 2019
Statutory Statements of Changes in Surplus for the years ended December 31, 2021, 2020 and 2019
Statutory Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019
Notes to Statutory Financial Statements
5

PART C
OTHER INFORMATION
Item 30. Exhibits
Exhibit (a)	Resolution of Board of Directors of C.M. Life Insurance Company, establishing the Separate Account *

Exhibit (b)	Not Applicable.

Exhibit (c)	i.	Underwriting and Servicing Agreement dated December 16, 2014 by and between MML Investors Services, LLC and C.M. Life Insurance Company *

	ii.	Underwriting and Servicing Agreement (Distribution Servicing Agreement) dated April 1, 2014 between MML Strategic Distributors, LLC and C.M. Life Insurance Company *

Exhibit (d)	i.	Flexible Premium Adjustable Variable Life Insurance Policy *

	ii.	Cash Surrender Value Enhancement Rider *

	iii.	Overloan Protection Rider *

	iv.	Supplemental Monthly Term Insurance Rider *

Exhibit (e)	i.	Individual Life Application *

	ii.	Individual Life Insurance Policy Change Form *

Exhibit (f)	i.	Charter documentation of C.M. Life Insurance Company as approved April 25, 1980 *

	ii.	By-Laws of C.M. Life Insurance Company *

Exhibit (g)	Not applicable

Exhibit (h)	i.	Fund Participation Agreements

		a.	AIM Funds (Invesco Funds)

			1.	Participation Agreement dated April 30, 2004 (AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and C.M. Life Insurance Company) *

				i.	Amendment No. 1 dated and effective April 30, 2010 *

				ii.	Amendment No. 2 to Participation Agreement – Incorporated by reference to Post-Effective Amendment No. 35 to Registration Statement File No. 333-49457 filed April 28, 2021

2.
Financial Support Agreement dated October 1, 2016 (Invesco Distributors, Inc. and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

				i.	Amendment No. 1 to Financial Support Agreement – Incorporated by reference to Post-Effective Amendment No. 35 to Registration Statement File No. 333-49457 filed April 28, 2021

3.
Administrative Services Agreement dated October 1, 2016 (Invesco Advisers, Inc. and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

		i.	Amendment No. 1 to Administrative Services Agreement – Incorporated by reference to Post-Effective Amendment No. 35 to Registration Statement File No. 333-49457 filed April 28, 2021

b.	American Century Funds

	1.	Shareholder Services Agreement dated as of May 14, 1998 (American Century Investment Management, Inc., Massachusetts Mutual Life Insurance Company, and C.M. Life Insurance Company) *

		i.	Amendment No. 1 (MML Bay State Life Insurance Company becomes a party to the Agreement) dated and effective as of May 1, 1999 *

		ii.	Amendment No. 2 dated and effective as of September 1, 1999 *

		iii.	Amendment No. 3 dated and effective as of January 1, 2000 *

		iv.	Amendment No. 4 dated and effective as of August 1, 2003 *

		v.	Amendment No. 5 effective as of November 1, 2008 *

		vi.	Amendment No. 6 effective as of March 1, 2011 *

		vii.	Amendment No. 7 effective July 1, 2013 – Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement File No. 333-50410 filed April 28, 2014

		viii.	Amendment No. 8 dated October 16, 2020 – Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement File No. 333-49457 filed April 28, 2021

c.	American Funds® Funds

	1.	Participation Agreement dated as of March 7, 2003 (American Funds Insurance Series, Capital Research and Management Company and C.M. Life Insurance Company) *

		i.	Amendment dated as of May 1, 2006 *

		ii.	Amendment No. 2 dated as of April 30, 2010 *

		iii.	Amendment No. 3 dated as of December 1, 2020 – Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement File No. 333-49457 filed April 28, 2021

		iv.	Amendment No. 4 dated as of November 18, 2020 *

	2.	Business Agreement dated as of March 7, 2003 (C.M. Life Insurance Company, MML Distributors, LLC, American Funds Distributors, Inc. and Capital Research and Management Company) *

		i.	First amendment effective May 1, 2013 to the Business Agreement *

		ii.	Second amendment dated as of September 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement File No. 333-49457 filed April 28, 2015

d.	BlackRock Funds

1.
Participation Agreement dated as of February 1, 2017 (BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

i.
First Amendment effective September 17, 2018 to the Participation Agreement dated as of February 1, 2017 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed April 26, 2019

ii.
BlackRock Second Amendment effective October 1, 2020 and Third Amendment effective as of April 1, 2021 to the Participation Agreement dated as of February 1, 2017, as amended – Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement File No. 333-215823 filed April 28, 2021

2.
Administrative Services Agreement dated as of February 1, 2017 (BlackRock Advisors, LLC and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333- 215823 filed June 14, 2017

i.
First Amendment effective September 17, 2018 to Administrative Services Agreement dated as of February 1, 2017 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed April 26, 2019

3.
Distribution & Marketing Support Agreement effective February 1, 2017 (BlackRock Advisors, LLC, Massachusetts Mutual Life Insurance Company, MML Investors Services, LLC and MML Distributors, LLC) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

i.
First Amendment effective September 17, 2018 to the Distribution & Marketing Support Agreement dated as of February 1, 2017 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed April 26, 2019

4.
Distribution Sub-Agreement dated as of April 1, 2021 (Blackrock Variable Series Funds, Inc. and BlackRock Variable Series Funds II, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement File No. 333-215823 filed April 28, 2021

e.	BNY Funds (formerly Dreyfus Funds)

1.
Fund Participation Agreement dated as of January 1, 2017 (Each Participating Fund, The Dreyfus Corporation including MBSC Securities Corporation and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

		i.	First Amendment **

2.
Administrative Services Agreement effective as of January 1, 2017 (The Dreyfus Corporation and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333- 215823 filed June 14, 2017

		i.	First Amendment **

3.
Distribution Advanced Market Agreement dated January 1, 2017 (MBSC Securities Corporation, Massachusetts Mutual Life Insurance Company, MML Investors Services, LLC and MML Distributors, LLC) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

		i.	First Amendment **

f.	Delaware Funds

1.
Participation Agreement dated as of October 10, 2016 (Delaware VIP Trust, Delaware Management Company, Delaware Distributors, L.P. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

i.
First Amendment dated December 11, 2020 to the Participation Agreement dated as of October 10, 2016 – Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement File No. 333-215823 filed April 28, 2021

		ii.	Amendment as of January 1, 2021 to Participation Agreement regarding Rules 30e-3 and 498A *

		iii.	Amendment **

2.
Service Agreement dated as of October 10, 2016 (Delaware Distributors L.P. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

i.
First Amendment dated December 11, 2020 to the Service Agreement dated October 10, 2016 – Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement File No. 333-215823 filed April 28, 2021

		ii.	Amendment **

3.
Delaware Funds Dealer’s Agreement dated October 24, 2016 (Delaware Distributors L.P. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333- 215823 filed June 14, 2017

		ii.	First Amendment **

g.	Dimensional Funds

	1.	Participation Agreement dated as of January 27, 2021 (DFA Investment Dimensions Group Inc, Dimensional Fund Advisors LP, DFA Securities LLC and Massachusetts Mutual Life Insurance Company) *

		i.	Amendment to Participation Agreement effective as of July 1, 2021 *

		ii.	Joinder to Participation Agreement dated August 23, 2021 *

h.	Eaton Vance Funds

1.
Participation Agreement dated as of January 30, 2017 (Eaton Vance Variable Trust, Eaton Vance Distributors, Inc. and Massachusetts Mutual Life Insurance Company and its Separate Accounts) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

		i.	First Amendment dated December 14, 2020 – Incorporated by reference to Pre-Effective Amendment No. 11 to Registration Statement File No. 333-215823 filed April 28, 2021

		ii.	Amendment No. 2 dated August 10, 2021 *

2.
Shareholder Servicing Agreement dated as of January 30, 2017 (Eaton Vance Variable Trust and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

		i.	Amendment No. 1 dated August 10, 2021 *

i.	Fidelity Funds

1.
a. Amended and Restated Participation Agreement dated [   ] (Fidelity Distributors Company, LLC, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V and C.M. Life Insurance Company) **

		i.	First Amendment dated [ ] **

2.
Summary Prospectus Agreement effective May 1, 2011 (Fidelity Distributors Corporation and Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, and MML Bay State Life Insurance Company) *

3.
Service Contract dated January 1, 2004 (MML Investors Services, LLC, MML Strategic Distributors, LLC, and MML Distributors, LLC) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333- 215823 filed June 14, 2017

		i.	First Amendment dated October 1, 2008 – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

		ii.	Second Amendment dated May 22, 2017 – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

		iii.	Amendment to Service Contract effective November 1, 2018 *

		iv.	Fourth Amendment dated [ ] (adding C.M. Life as a party) **

	4.	Service Agreement **

j.	Franklin Templeton Funds

1.
Participation Agreement dated as of May 1, 2000 (Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company and MML Bay State Life Insurance Company) *

		i.	Amendment effective April 15, 2001 *

		ii.	Amendment No. 2 effective May 1, 2003 *

		iii.	Amendment No. 3 effective June 5, 2007 *

		iv.	Amendment No. 4 dated October 25, 2010 *

		v.	Addendum to Participation Agreement (and MML Distributors, LLC) effective as of March 20, 2012 *

		vi.	Amendment effective as of January 15, 2013 *

		vii.	Amendment No. 6 executed as of August 6, 2014 – Incorporated by reference to Post-Effective Amendment No. 25 to Registration Statement File No. 333-50410 filed April 28, 2015

		viii.	Amendment No. 7 dated October 14, 2016 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

		ix.	Amendment No. 8 dated September 8, 2020 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-49457 filed April 28, 2021

2.
Administrative Services Agreement dated May 2, 2002 (Franklin Templeton Services, LLC, Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company and MML Bay State Life Insurance Company – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

		i.	Amendment No. 1 dated August 10, 2005 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

		ii.	Amendment No. 2 dated December 28, 2007 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

		iii.	Amendment No. 3 dated October 14, 2016 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

		iv.	Amendment No. 4 dated September 8, 2020 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-49457 filed April 28, 2021

		v.	Amendment No. 5 **

k.	Goldman Sachs Funds

	1.	Participation Agreement dated as of November 1, 1999 (Goldman Sachs Variable Insurance Trust, Goldman Sachs & Co. and C.M. Life Insurance Company) *

		i.	Amendment No. 1 effective May 1, 2000 *

		ii.	Amendment No. 2 effective April 15, 2001 *

		iii.	Amendment No. 3 effective April 6, 2011 *

		iv.	Amendment No. 4 **

	2.	Administrative Services Agreement dated November 11, 1999 (Goldman, Sachs & Co. and C.M. Life Insurance Company) *

	3.	Service Class Service Agreement **

l.	Ivy Funds

	1.	Participation Agreement dated as of October 25, 2012 (Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios and Massachusetts Mutual Life Insurance Company) *

		i.	First Amendment dated January 18, 2013 *

		ii.	Second Amendment dated June 12, 2015 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-203063 filed June 18, 2015

		iii.	Third Amendment dated February 18, 2016 – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 333-202684 filed April 26, 2017

		iv.	Fourth Amendment dated October 1, 2016 – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 333-202684 filed April 26, 2017

		v.	Fifth Amendment dated March 1, 2017 – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 333-202684 filed April 26, 2017

		vi.	Sixth Amendment **

2.
Services Agreement dated October 25, 2012 by and among Waddell & Reed, Inc., Massachusetts Mutual Life Insurance Company and MML Distributors, LLC – Incorporated by reference to Initial Registration Statement File No. 333-206438 filed August 17, 2015

		i.	Amendment No. 1 effective April 1, 2014 – Incorporated by reference to Initial Registration Statement File No. 333- 206438 filed August 17, 2015

		ii.	Amendment No. 2 effective April 15, 2015 – Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement File No. 333-206438 filed April 27, 2016

		iii.	Amendment No. 3 dated October 1, 2016 – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 333-206438 filed April 26, 2017

		iv.	Amendment No. 4 **

m.	JP Morgan Funds

1.
Fund Participation Agreement effective as of December 15, 2016 (JPMorgan Insurance Trust, J.P. Morgan Investment Management Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

		i.	Amendment No. 1 to Participation Agreement dated August 26, 2021 *

2.
Supplemental Payment Agreement (for administrative services) effective December 15, 2016 (J.P. Morgan Investment Management Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

		i.	Amendment No. 1 to Supplemental Payment Agreement dated August 26, 2021 *

n.	Lord Abbett Series Funds

1.
Fund Participation Agreement as of February 7, 2017 (Lord Abbett Series Fund, Inc., Lord Abbett Distributor LLC and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

		i.	Amendment No. 1 dated September 20, 2021 *

2.
Service Agreement dated as of February 7, 2017 (Lord Abbett Series Fund, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

		i.	Amendment No. 1 dated September 20, 2021 *

3.
Administrative Services Agreement dated as of February 7, 2017 (Lord Abbett Series Fund, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333- 215823 filed June 14, 2017

		i.	Amendment No. 1 dated September 20, 2021 *

o.	MFS Funds

1.
Amended and Restated Participation Agreement dated October 1, 2016 (MFS® Variable Insurance Trust, MFS® Variable Insurance Trust II, MFS® Variable Insurance Trust III, MFS® Fund Distributors, Inc. and C.M Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

		i.	Amendment **

2.
Shareholder Services Letter Agreement (re Administrative Services) dated October 1, 2016 (MFS Variable Insurance Trust, MFS Variable Insurance Trust II, MFS Variable Insurance Trust III, MFS Fund Distributors, Inc. and C.M Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

p.	MML Funds

	1.	Participation Agreement dated August 15, 2008 (MML Series Investment Fund, American Funds Insurance Series, Capital Research and Management Company, and Massachusetts Mutual Life Insurance Company) *

2.
Participation Agreement dated November 17, 2005 (MML Series Investment Fund, Massachusetts Mutual Life Insurance Company and MML Bay State Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		i.	First Amendment effective November 17, 2005 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		ii.	Second Amendment dated as of August 26, 2008 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		iii.	Third Amendment dated April 9, 2010 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		iv.	Fourth Amendment dated and effective July 23, 2010 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		v.	Fifth Amendment dated August 28, 2012 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		vi.	Sixth Amendment dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		vii.	Seventh Amendment dated August 11, 2015 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		viii.	Eighth Amendment dated February 1, 2020 – Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement File No. 333-202684 filed April 28, 2020

		ix.	Ninth Amendment dated June 2, 2021 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-255824 filed August 24, 2020

q.	MML II Funds

1.
Participation Agreement dated November 17, 2005 (MML Series Investment Fund II, Massachusetts Mutual Life Insurance Company and MML Bay State Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		i.	First Amendment effective November 17, 2005 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		ii.	Second Amendment dated as of August 26, 2008 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		iii.	Third Amendment dated as of April 9, 2010 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		iv.	Fourth Amendment dated and effective July 23, 2010 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		v.	Fifth Amendment dated August 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		vi.	Six Amendment dated and effective August 28, 2012 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		vii.	Seventh Amendment dated and effective November 12, 2012 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		viii.	Eighth Amendment dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		ix.	Ninth Amendment dated August 11, 2015 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		x.	Tenth Amendment dated February 20, 2020 – Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement File No. 333-202684 filed April 28, 2020

		xi.	Eleventh Amendment dated June 2, 2021 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-255824 filed August 24, 2020

r.	PIMCO Funds

1.
Participation Agreement dated as of April 21, 2006 (Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company and PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC) – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		i.	Amendment No. 1 effective as of June 30, 2008 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

	2.	Termination, New Agreements and Amendments dated November 10, 2010 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		i.	Amendment effective as of May 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

		ii.	Amendment dated March 1, 2017 – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-95845 filed April 26, 2017

3.
Services Agreement (Trust) for PIMCO Variable Insurance Trust (Pacific Investment Management Company LLC, Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) effective as of March 1, 2017 - Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

		i.	Amendment No. 1 dated November 1, 2020 - Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-150916 filed April 28, 2021

s.	T. Rowe Price Funds

	1.	Participation Agreement dated as of June 1, 1998 (T. Rowe Price Equity Series, Inc., T. Rowe Price Investment Services, Inc. and C.M. Life Insurance Company) *

		i.	Amendment effective December 15, 1999 (T. Rowe Price Fixed Income Series, Inc., becomes a party), *

		ii.	Amendment effective May 1, 2003 *

		iii.	Amendment effective May 1, 2006 *

		iv.	Amendment effective January 7, 2008 *

		v.	Amendment effective March 21, 2013 *

			vi.	Amendment **

	t.	TOPS Funds

		1.	Participation Agreement dated October 9, 2020 by and among Northern Lights Variable Trust, ValMark Advisers, Inc., Northern Lights Distributors, LLC and Massachusetts Mutual Life Insurance Company) *

			i.	Amendment No. 1 effective March 1, 2021 regarding Rules 30e-3 and 498A *

			ii.	Amendment No. 2 dated August 17, 2021 *

	u.	Vanguard Funds

		1.	Participation Agreement dated [ ] among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and C.M. Life Insurance Company **

ii.	Shareholder Information Agreements (Rule 22c-2 Agreements)

	a.	AIM Investment Services, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, and C.M. Life Insurance Company) *

i.
AIM Amendment No. 1 to Shareholder Information Agreement dated June 30, 2020 – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 333-229670 filed October 2, 2020

	b.	American Century Investment Services, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company and C.M. Life Insurance Company) *

	c.	American Funds Service Company (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) effective October 16, 2007 *

		i.	Amendment No. 1 dated August 22, 2008 *

d.
Delaware VIP Trust, Delaware Distributors, L.P. dated as of October 10, 2016 (Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

e.
Eaton Vance dated as of January 30, 2017 (Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre- Effective Amendment No. 2 to Registration Statement File No. 333-215823 filed June 14, 2017

f.
Fidelity Distributors Corporation effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

	g.	Franklin/Templeton Distributors, Inc. effective April 16, 2007 (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) *

	h.	Goldman Sachs & Co. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) *

	i.	Ivy Funds Variable Insurance Portfolios Amended and Restated Agreement dated November 13, 2012 (Massachusetts Mutual Life Insurance Company) *

		j.	MFS® Fund Distributors, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) *

k.
MML Series Investment Fund effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

l.
MML Series Investment Fund II effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

m.
PIMCO Variable Insurance Trust effective October 16, 2007 (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement File No. 333-45039 filed June 25, 2021

n.
T. Rowe Price Services, Inc., T. Rowe Price Investment Services, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company and C.M. Life Insurance Company) *

i.
Amendment dated as of March 1, 2017 (T. Rowe Price Fixed Income Series, Inc. and T. Rowe Price Equity Series, Inc. are each made a party to the agreement) – Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement File No. 333-22557 filed April 26, 2017

			ii.	Amendment dated November 11, 2020 – Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement File No. 333-49457 filed April 27, 2021

Exhibit (i)	Not Applicable.

Exhibit (j)	Not Applicable.

Exhibit (k)	Opinion and Consent of Counsel as to the legality of the securities being registered **

Exhibit (l)	Not Applicable.

Exhibit (m)	Not Applicable.

Exhibit (n)	i.	Auditor Consents as to: **

		•	Company Financial Statements
		•	Separate Account Financial Statements

	ii.	Powers of Attorney – Included on signature page for:

		•	Roger W. Crandall
		•	Michael J. O’Connor
		•	Michael R. Fanning
		•	Sean Newth
		•	Elizabeth A. Ward

Exhibit (o)	Not Applicable.

Exhibit (p)	Not Applicable.

Exhibit (q)	SEC Procedures Memorandum dated September 20, 2021, describing C.M. Life Insurance Company issuance, transfer, and redemption procedures for the C. M. Life Electrum Select Policy *

Exhibit (r)	Form of Initial Summary Prospectus *
*	Filed herewith.
**	To be filed by amendment.

Item 31. Directors and Officers of the Depositor
Directors of C.M. Life Insurance Company
Roger W. Crandall, Director (Chairman), President, and Chief Executive Officer (principal executive officer) 1295 State Street B101 Springfield, MA 01111	Michael R. Fanning, Director and Executive Vice President 1295 State Street B101 Springfield, MA 01111

Michael J. O’Connor, Director, Senior Vice President, and General Counsel 1295 State Street Springfield, MA 01111	Elizabeth A. Ward, Director, Executive Vice President, and Chief Financial Officer (principal financial officer) 1295 State Street B101 Springfield, MA 01111
Principal Officers of C.M. Life Insurance Company (other than those who are also Directors, as referenced above):
Sean Newth, Corporate Controller 1295 State Street Springfield, MA 01111	Julieta Sinisgalli, Treasurer 1295 State Street Springfield, MA 01111

Akintokunbo Akinbajo, Corporate Secretary 1295 State Street Springfield, MA 01111	M. Timothy Corbett, Executive Vice President 1295 State Street Springfield, MA 01111
Item 32. Persons Controlled by or Under Common Control with the Depositor or Registrant

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
ORGANIZATIONAL SUMMARY
As of 8-31-21
I.	DIRECT SUBSIDIARIES OF MASSMUTUAL - MassMutual is the sole owner of each subsidiary unless otherwise indicated.
A.	C.M. Life Insurance Company (May 11, 1981), a Connecticut corporation.
1.	MML Bay State Life Insurance Company (April 1, 1935), a Connecticut corporation.
2.	CML Mezzanine Investor III, LLC (May 17, 2010), a Delaware limited liability company.
3.	CML Special Situations Investor LLC (November 17, 2014), a Delaware limited liability company.
B.	MML Distributors, LLC (November 10, 1994), a Connecticut limited liability company (MassMutual – 99% and MassMutual Holding LLC – 1%).
C.	MassMutual Holding LLC (November 30, 1984), a Delaware limited liability company.
MassMutual Holding LLC is the sole owner of each subsidiary or affiliate unless otherwise indicated.
1.	MML Investors Services, LLC (December 31, 1981), a Massachusetts limited liability company.
a.	MML Insurance Agency, LLC (November 16, 1990), a Massachusetts limited liability company.
b.	MMLISI Financial Alliances, LLC (June 27, 2001), a Delaware limited liability company.
2.	MassMutual Assignment Company (October 4, 2000), a North Carolina corporation.
3.	MassMutual Capital Partners LLC (September 20, 2006), a Delaware single-member limited liability company. MassMutual Holding LLC is the sole member.
4.	LifeScore Labs, LLC (previously, Society of Grownups, LLC) (April 15, 2014), a Massachusetts limited liability company.
5.	MassMutual Ventures Holding LLC (March 26, 2018), a Delaware limited liability company.
a.	MassMutual Ventures US I LLC (formerly, MassMutual Ventures LLC) (June 10, 2014), a Delaware limited liability company.
b.	MassMutual Ventures US II LLC (April 17, 2018), a Delaware limited liability company.
c.	MassMutual Ventures US III LLC (May 21, 2020), a Delaware limited liability company.
d.	MassMutual Ventures UK LLC (July 12, 2018), a Delaware limited liability company.
e.	MassMutual Ventures Southeast Asia I LLC (September 25, 2018), a Delaware company.
f.	MassMutual Ventures Southeast Asia II LLC (December 12, 2019), a Delaware limited liability company.
g.	Athens Fund Management LLC (August 20, 2020), a Delaware limited liability company.
h.	Open Alternatives LLC (August 20, 2020), a Delaware limited liability company.
i.	MassMutual Ventures Management LLC (April 4, 2018), a Delaware limited liability company.
1.)	MassMutual Ventures SEA Management Private Limited (June 20, 2018), a Singapore company.
6.	Haven Life Insurance Agency, LLC (March 17, 2014), a Delaware limited liability company.
7.	MM Rothesay Holdco US LLC (September 24, 2013), a Delaware limited liability company.
8.	Fern Street LLC (April 11, 2013), a Delaware limited liability company.
9.	Sleeper Street LLC (October 4, 2019), a Delaware limited liability company.
10.	MM Catalyst Fund LLC (November 25, 2020), a Delaware limited liability company.

11.	MM Asset Management Holding LLC, a Delaware limited liability company.
a.	Barings LLC (July 5, 1940), a Delaware limited liability company.
1.)	Barings Securities LLC (July 1, 1994), a Delaware limited liability company.
2.)	Barings Guernsey Limited (February 20, 2001), a company organized under the laws of Guernsey.
a.)	Barings (U.K.) Limited (January 4, 1995), a company organized under the laws of England and Wales.
b.)	Barings Europe Limited (June 5, 2017), a company organized under the laws of England and Wales.
i.	Baring Asset Management Limited (April 6, 1994), a company incorporated under the laws of England and Wales.
aa. Baring Fund Managers Limited (October 29, 1968), a company incorporated under the laws of England and Wales.
bb. Baring International Investment Limited (June 7, 1979), a company incorporated under the laws of England and Wales.
cc. Baring Investment Services Limited (May 18, 1988), a company incorporated under the laws of England and Wales.
dd. Barings Global Advisers Limited (May 5, 2011), a company organized under the laws of England and Wales.
ee. Barings European Core Property Fund GP Sàrl (October 29, 2015), a special-purpose company organized in Luxembourg.
ff. Barings BME GP Sàrl (July 31, 2020), a company organized under the laws of England and Wales.
gg. Barings GPLF4(S) GP Sàrl (March 18, 2021), a company incorporated under the laws of Luxembourg.
hh. Baring International Investment Management Holdings (November 12, 1985), a company incorporated under the laws of England and Wales.
a. Baring Asset Management UK Holdings Limited (October 25, 1983), a company incorporated under the laws of England and Wales.
aaa.) Baring Asset Management GmbH (February 21, 2000), a company incorporated under the laws of Germany.
bbb.) Baring Asset Management Switzerland Sàrl (December 18, 2013), a company established under the laws of Switzerland.
ccc.) Baring France SAS Baring France SAS (July 24, 1997), a company incorporated under the laws of France.
ddd.) Baring International Fund Managers (Ireland) Limited (July 16, 1990), a company incorporated under the laws of Ireland.
ii.	Barings Real Estate UK Holdings Limited (November 13, 2009), a company incorporated under the laws of England and Wales.
aa. Barings Real Estate Advisers (Continental Europe) Limited (April 23, 2004), a special purpose holding company.
bb. Barings Real Estate Advisers Europe Finance LLP (May 6, 2004), a London-based company. (99% owned by Barings Real Estate UK Holdings Limited and 1% owned by Barings Real Estate Advisers (Continental Europe) Limited.)
cc. Barings Real Estate GmbH (January 8, 2014), a German limited liability company.

iii. Barings Italy S.r.l. (July 23, 2019), a company incorporated under the laws of Italy.
iv. Barings Sweden AB (July 16, 2019), a company incorporated under the laws of Sweden.
v. Barings Finland Oy (August 7, 2019), a company incorporated under the laws of Finland.
vi. Barings Asset Management Spain SL (October 13, 2019), a company incorporated under the laws of Spain.
vii. Barings Netherlands B.V. (December 5, 2019), a company incorporated under the laws of the Netherlands.
3.)	Barings Real Estate Advisers, Inc. (May 11, 2004), a Delaware corporation.
4.)	BMC Holdings DE LLC (March 29, 2013), a Delaware limited liability company.
5.)	Barings Finance LLC (December 12, 2012), a Delaware limited liability company.
a.)	BCF Europe Funding Limited (August 27, 2013), a company formed in the Republic of Ireland.
b.)	BCF Senior Funding I LLC (August 28, 2013), a limited liability company formed under the laws of the State of Delaware.
c.)	BCF Senior Funding I Designated Activity Company (January 20, 2016), a company formed in the Republic of Ireland.
6.)	Baring Asset Management (Asia) Holdings Limited (June 7, 1985), a company organized in Hong Kong.
a.)
Barings Japan Limited (January 13, 1986), a company organized in Japan that is registered as a Financial Business Operator (Registration No. 396-KLFB) for Type II Financial Instruments Business, Investment Advisory and Agency Business, and Investment Management Business with the Financial Services Agency in Japan under the Financial Instruments and Exchange Act (Act No. 25 of 1948).

b.)	Baring International Fund Managers (Bermuda) Limited (September 13, 1988), a company incorporated under the laws of Bermuda.
c.)	Baring SICE (Taiwan) Limited (March 15, 1990), a regulated company organized in Taiwan.
d.)	Baring Asset Management (Asia) Limited (March 15, 1985), a company organized in Hong Kong.
i.	Baring Asset Management Korea Limited, a regulated Korean company.
ii.	Barings Investment Management (Shanghai) Limited (August 3, 2018), a company established under Chinese law.
aa. Barings Overseas Investment Fund Management (Shanghai) Limited (August 22, 2018).
e.)	Barings Australia Holding Company Pty Ltd (October 12, 2009).
i.	Barings Australia Pty Ltd (October 16, 2009).
f.)	Barings Singapore Pte. Ltd. (November 16, 2020), an operating company established under the laws of Singapore.
D.	The MassMutual Trust Company (January 12, 2000), a federally chartered stock savings bank.
E.	MML Private Placement Investment Company I, LLC (May 15, 2007), a Delaware limited liability company.
F.	MML Private Equity Fund Investor LLC (December 6, 2006), a Delaware limited liability company.
G.	MM Private Equity Intercontinental LLC (September 24, 2013), a Delaware limited liability company.
H.	MML Mezzanine Investor II, LLC (March 13, 2008), a Delaware limited liability company.
I.	MSP-SC, LLC (August 4, 2009), a Delaware limited liability company.
J.	MML Mezzanine Investor III, LLC (May 17, 2010), a Delaware limited liability company.
K.	MassMutual External Benefits Group LLC (September 23, 2010), a Delaware limited liability company.

L.	JFIN Parent LLC (July 15, 2021), a Delaware limited liability company. (MassMutual holds 50% voting ownership interest and Jefferies Group, LLC holds 50% voting ownership interest.)
1.	Apex Credit Holdings LLC (formerly known as Apex Credit Partners LLC, October 20, 2014), a Delaware limited liability company.
2.	Jefferies Finance LLC (July 26, 2004), a Delaware limited liability company.
a.	JFIN Co-Issuer Corporation (March 13, 2013), a Delaware corporation.
b.	JFIN Fund III LLC (October 14, 2011), a Delaware limited liability company.
c.	JFIN High Yield Investments LLC (December 16, 2015), a Delaware limited liability company formed for the purpose of investing in high yield securities.
d.	JFIN LC Fund LLC (February 1, 2016), a Delaware limited liability company.
e.	JFIN Revolver Holdings LLC (January 23, 2018), a Delaware limited liability company.
f.	JFIN Revolver Holdings II LLC (May 11, 2018), a Delaware limited liability company.
g.	JFIN GP Adviser LLC (May 11, 2018), a Delaware limited liability company.
h.	JFIN Europe GP, S.à.r.l. (December 18, 2015), a Luxembourg private limited liability company.
1.)	Jefferies Finance Europe, S.L.P. (July 20, 2020), an alternative investment fund.
2.)	Jefferies Finance Europe, SCSp (March 10, 2016), an alternative investment fund.
i.	Jefferies Finance Business Credit LLC (August 7, 2013), a Delaware limited liability company.
1.)	JFIN Business Credit Fund I LLC (August 7, 2013), a Delaware limited liability company.
j.	Jefferies Credit Partners LLC (formerly known as JFIN Asset Management LLC) (June 8, 2020), a Delaware limited liability company.
1.)	Apex Credit Partners LLC (formerly known as Apex Newco LLC) (July 15, 2021), a Delaware limited liability company.
2.)	JFAM GP LLC (April 13, 2017), a Delaware limited liability company.
a.)	JFAM GP LP (April 13, 2017), a Delaware partnership.
i.	Jefferies Direct Lending Fund C LP (November 25 2019), a Delaware partnership.
aa.	Jefferies DLF C Holdings LLC (February 11, 2020), a Delaware limited liability company.
a. Jefferies Direct Lending Fund C SPE LLC (February 11, 2020), a Delaware limited liability company.
M.	Berkshire Way LLC (June 14, 2012), a Delaware limited liability company.
N.	MML Strategic Distributors, LLC (June 7, 2013), a Delaware limited liability company.
O.	MML Investment Advisers, LLC (September 24, 2013), a Delaware limited liability company.
P.	Pioneers Gate LLC (October 27, 2014), a Delaware limited liability company.
Q.	MML Special Situations Investor LLC (November 17, 2014), a Delaware limited liability company.
R.	Timberland Forest Holding LLC (October 12, 2015), a Delaware limited liability company. MassMutual’s ownership is 37% and 63% is held by MassMutual Trad Private Equity LLC.
1.	Lyme Adirondack Forest Company, LLC (April 4, 2006), a Delaware limited liability company.
a.	Lyme Adirondack Timber Sales, LLC (December 16, 2016), a Delaware company. (Note: Lyme Adirondack Timber Sales, Inc. merged with and into this company effective December 31, 2016.)
b.	Lyme Adirondack Timberlands I, LLC (August 16, 2006), a Delaware limited liability company.
c.	Lyme Adirondack Timberlands II, LLC (August 16, 2006), a Delaware limited liability company.

S.	MassMutual International LLC (February 19, 1996), a Delaware limited liability company.
1.	MassMutual Solutions LLC (June 20, 2019), a Delaware limited liability company.
a.	Haven Technologies Asia Limited (July 9, 2019), a Hong Kong technology company (formerly, HarborTech (Asia) Limited).
T.	Insurance Road LLC (May 3, 2017), a Delaware limited liability company.
1.	MassMutual Intellectual Property LLC (May 3, 2017), a Delaware limited liability company.
2.	MassMutual Trad Private Equity LLC (May 3, 2017), a Delaware limited liability company.
a.	MassMutual Private Equity Funds LLC (August 20, 2020), a Delaware limited liability company.
1.)	MassMutual Private Equity Funds Subsidiary LLC (May 18, 2021), a Delaware limited liability company.
3.	Trad Investments I LLC (September 11, 2018), a Delaware limited liability company.
U.	MassMutual Mortgage Lending LLC (October 30, 2017), a Delaware limited liability company.
V.	MM Copper Hill Road LLC (October 5, 2017), a Delaware limited liability company.
W.	EM Opportunities LLC (January 16, 2018), a Delaware limited liability company.
X.	MassMutual MCAM Insurance Company, Inc. (March 18, 2018), a Vermont captive insurance company.
Y.	MassMutual Global Business Services India LLP (December 23, 2019), a limited partnership domiciled in the Republic of India.
Z.	CML Global Capabilities (December 2, 2019), a Delaware limited liability company.
AA.	MM Global Capabilities I LLC (December 2, 2019), a Delaware limited liability company.
BB.	MM Global Capabilities II LLC (December 2, 2019), a Delaware limited liability company.
1.	MM Global Capabilities (Netherlands) B.V. (February 28, 2020), a company domiciled in the Netherlands (MM Global Capabilities I LLC and MM Global Capabilities II LLC are the partners of this company).
a.	MassMutual Global Business Services Romania S.R.L. (March 31, 2020), a company domiciled in Romania.
CC.	MM Global Capabilities III LLC (December 3, 2019), a Delaware limited liability company that serves as a limited partner and holds ownership shares in MassMutual Global Business Services India LLP.
DD.	MM Investment Holding (September 21, 2020), a Cayman Islands company.
1.	MML Management Corporation (October 14, 1968), a Massachusetts corporation.
a.	MassMutual International Holding MSC, Inc. (January 31, 2001), a Massachusetts corporation.
b.	MassMutual Holding MSC, Inc. (December 26, 1996), a Massachusetts corporation. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws.
2.	MassMutual Asset Finance LLC (formerly known as Winmark Equipment Finance, LLC) (owned 99.61% by MM Investment Holding and 0.39% by C.M. Life Insurance Company).
a.	MMAF Equipment Finance LLC 2013-A (July 19, 2013), a Delaware limited liability company.
b.	MMAF Equipment Finance LLC 2014-A (May 7, 2014), a Delaware limited liability company.
c.	MMAF Equipment Finance LLC 2015-A (April 22, 2015), a Delaware limited liability company.
d.	MMAF Equipment Finance LLC 2016-A (March 24, 2016), a Delaware limited liability company.
e.	MMAF Equipment Finance LLC 2017-A (April 11, 2017), a Delaware limited liability company.
f.	MMAF Equipment Finance LLC 2017-B (October 30, 2017), a Delaware limited liability company.
g.	MMAF Equipment Finance LLC 2018-A (April 24, 2018), a Delaware limited liability company.
h.	MMAF Equipment Finance LLC 2019-A (February 20, 2019), a Delaware limited liability company.

i.	MMAF Equipment Finance LLC 2019-B (August 23, 2019), a Delaware limited liability company.
j.	Rozier LLC (December 26, 2018), a Delaware limited liability company.
k.	MMAF Equipment Finance LLC 2021-A (April 12, 2021), a Delaware limited liability company.
EE.	MML CM LLC (November 10, 2020), a Delaware limited liability company.
1.	Blueprint Income LLC (May 4, 2016), a New York limited liability company.
2.	Flourish Financial LLC (November 3, 2017), a Delaware limited liability company.
3.	Flourish Technologies LLC (May 11, 2021), a Delaware limited liability company.
4.	Flourish Digital Assets LLC (May 11, 2021), a Delaware limited liability company.
FF.	Glidepath Holdings Inc. (February 4, 2021), a Delaware corporation.
1.	Great American Life Insurance Company (December 29, 1961), an Ohio corporation.
a.	Annuity Investors Life Insurance Company (November 13, 1981), an Ohio corporation.
b.	AAG Insurance Agency, Inc. (December 6, 1994), a Kentucky corporation.
c.	Great American Advisors, Inc. (December 10, 1993), an Ohio corporation.
d.	Manhattan National Holding Corporation (August 27, 2008), an Ohio corporation.
1.)	Manhattan National Life Insurance Company (May 21, 2014), an Ohio corporation.
GG.	ITPS Holding LLC (May 18, 2021, a Delaware limited liability company.
1.	HITPS LLC (May 24, 2021), a Delaware limited liability company t.
HH.	MM/Barings Multifamily TEBS 2020 LLC (April 2, 2020) a Delaware limited liability company that engages in bond and mortgage loan securitization transactions.
The following companies are not considered subsidiary companies of Massachusetts Mutual Life Insurance Company (“MassMutual”) however MassMutual or its subsidiaries hold at least 20% ownership of the voting rights or capital of the companies below.
AMHERST LONG TERM OWNER HOLDINGS, LLC
Delaware, U.S.A – 4439028
MassMutual’s interest is 24.5%
CRANE VENTURE PARTNERS LLP
United Kingdom – No number available.
MassMutual Ventures Holding LLC’s interest is 33%
HANOVER/BABSON EQUITY INVESTORS MANAGER, LLC
Delaware, U.S.A. – 3858025
Incorporated on September 22, 2004, a Delaware limited liability company that is the managing member of Hanover Babson Equity Investors LLC. Barings LLC holds 50% of the ownership interest in this company.
KAMAKURA LP
A Cayman Islands exempted limited partnership, incorporated on February 26, 2010. Nippon Wealth Life Insurance Company owns 100% of the limited partnership assets.
MASSMUTUAL ASIA LIMITED (SPV)
Hong Kong – 2768716
This entity’s sole purpose is to hold intellectual property rights in the name MassMutual Asia following the sale of MassMutual Asia Limited. MassMutual International LLC’s ownership interest is 100%.
MML SERIES INVESTMENT FUND
Massachusetts, U.S.A. – T00009268
A Massachusetts business trust.

MML SERIES INVESTMENT FUND II
Massachusetts, U.S.A. – 000888280
A Massachusetts business trust.
MASSMUTUAL PREMIER FUNDS
Massachusetts, U.S.A. – T00472343
A Massachusetts business trust.
MASSMUTUAL SELECT FUNDS
Massachusetts, U.S.A. – T00431735
A Massachusetts business trust.
ROTHESAY LIMITED (FORMERLY KNOWN AS ROTHESAY HOLDCO UK LIMITED)
England & Wales – 08668809.
MM Rothesay Holdco LLC’s interest is 48.9%.
YUNFENG FINANCIAL GROUP LIMITED
Hong Kong – No number available.
MassMutual International LLC’s ownership interest is 24.9%.
MassMutual has a 48.9% ownership interest in Rothesay Limited (through MM Rothesay Holdco US LLC). The following companies are affiliated with Rothesay Limited.
LT MORTGAGE FINANCING LIMITED
England & Wales – 09444756
ROTHESAY ASSET MANAGEMENT AUSTRALIA PTY LTD
New South Wales, Australia
ROTHESAY ASSET MANAGEMENT UK LIMITED
England & Wales – 10985333
ROTHESAY ASSET MANAGEMENT US LLC
Delaware, U.S.A. – 6570152
ROTHESAY FOUNDATION
England & Wales – 12263987
ROTHESAY LIFE PLC
England & Wales – 06127279
ROTHESAY MA NO. 1 LIMITED
England & Wales – 11641166
ROTHESAY MA NO. 2 LIMITED
England & Wales – 11877651
ROTHESAY MA NO. 3 LIMITED
England & Wales – 12300383
ROTHESAY MA NO. 4 LIMITED
England & Wales – 12300511
ROTHESAY PENSIONS MANAGEMENT LIMITED
England & Wales – 06195160
ROTHESAY PROPERTY PARTNERSHIP 1 LLP
England & Wales – oc436469
The following are investment-related special purpose entities of Barings LLC (“Barings”). All are 100% owned unless otherwise specified.
ALAND ROYALTY GP, LLC
Delaware - 6887128

ALASKA FUTURE FUND GP, LLC
Delaware – 7621080
BAI FUNDS SLP, LLC
Delaware – 7056431
BAI GP, LLC
Delaware – 6972999
Barings ERS PE Emerging Manager III GP, LLC
Delaware – 7443853
BARING INVESTMENT SERIES LLC
Delaware, U.S.A. – 4057176
BARINGS ABIF SLP, LLC
Delaware, U.S.A. – 6436810
BARINGS ASSET-BASED INCOME FUND (US) GP, LLC
Delaware, U.S.A. – 6399905
BARINGS CAPITAL INVESTMENT CORPORATION
Maryland, U.S.A. – W20310512
BARINGS CLO INVESTMENT PARTNERS GP, LLC
Delaware, U.S.A. – 5895167
BARINGS CORE PROPERTY FUND GP LLC
Delaware, U.S.A. – 4219093
BARINGS DIRECT LENDING GP LTD.
Cayman Islands - WC-331849
BARINGS EMERGING GENERATION FUND GP, LLC
Delaware, U.S.A. – 7715719
BARINGS ERS PE EMERGING MANAGER III GP, LLC
Delaware, U.S.A. – 7443853
BARINGS GLOBAL ENERGY INFRASTRUCTURE ADVISERS LLC
Delaware, U.S.A. –6187863
BARINGS GLOBAL INVESTMENT FUNDS (U.S.) MANAGEMENT, LLC
Delaware, U.S.A. – 4864959
BARINGS GLOBAL REAL ASSETS FUND GP, LLC
Delaware, U.S.A. – 6662271
BARINGS GPSF LLC
Delaware, U.S.A. – 3022744
251 Little Falls Drive
Wilmington, DE 19808
BARINGS NORTH AMERICAN PRIVATE LOAN FUND MANAGEMENT, LLC
Delaware, U.S.A. – 6131639
BARINGS NORTH AMERICAN PRIVATE LOAN FUND II MANAGEMENT, LLC
Delaware, U.S.A. – 7868270
BARINGS PRIVATE CREDIT CORPORATION
Maryland, U.S.A. – W21569090
BARINGS SMALL BUSINESS FUND LLC
Delaware, U.S.A. – 7875829

BENTON STREET ADVISORS, INC.
Cayman Islands – MC-186805
BRECS VII GP LLC
Delaware, U.S.A. – 61147
CHY VENTURE GP LLC
Delaware, U.S.A. – 5411451
CREF X GP LLC
Delaware, U.S.A. – 5516583
GREAT LAKES III GP, LLC
Delaware, U.S.A. – 5254174
LAKE JACKSON LLC
Delaware, U.S.A. – 6339374
LOAN STRATEGIES MANAGEMENT LLC
Delaware, U.S.A. – 3917386
MEZZCO AUSTRALIA II LLC
Delaware, U.S.A. – 5346304
MEZZCO III LLC (99.3% owned by Barings LLC)
Delaware, U.S.A. – 4557758
MEZZCO IV LLC
Delaware, U.S.A. – No number available
RECSA-NY GP LLC
Delaware, U.S.A. – 6101306
SBNP SIA II LLC
Delaware, U.S.A. – 5833355
SBNP SIA III LLC
Delaware, U.S.A. – 7777304
SOMERSET SPECIAL OPPORTUNITIES MANAGEMENT LLC
Delaware, U.S.A. – 4332016
The following are investment-related special purpose entities of MassMutual Asset Finance LLC. All are 100% owned, Delaware limited liability companies that hold a portfolio of rights in equipment loans, equipment leases, related equipment and related rights.
MMAF EQUIPMENT FINANCE LLC 2013-A
Delaware, U.S.A. – 5370438
MMAF EQUIPMENT FINANCE LLC 2014-A
Delaware, U.S.A. – 5529636
MMAF EQUIPMENT FINANCE LLC 2015-A
Delaware, U.S.A. – 5728397
MMAF EQUIPMENT FINANCE LLC 2016-A
Delaware, U.S.A. – 5997468
MMAF EQUIPMENT FINANCE LLC 2017-A
Delaware, U.S.A. – 6376507
MMAF EQUIPMENT FINANCE LLC 2017-B
Delaware, U.S.A. – 6597543
MMAF EQUIPMENT FINANCE LLC 2018-A
Delaware, U.S.A. – 6858051

MMAF EQUIPMENT FINANCE LLC 2019-A
Delaware, U.S.A. – 7290442
MMAF EQUIPMENT FINANCE LLC 2019-B
Delaware, U.S.A. – 7574275
ROZIER LLC
Delaware, U.S.A. – 7211334
The following are portfolio companies in which MassMutual, together with its subsidiaries, own at least 20%. The ownership percentage is indicated.
ALAND ROYALTY HOLDINGS LP
A Delaware limited liability company formed on May 15, 2018. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 26.69%.
CHASSIS ACQUISITION HOLDING LLC
A Delaware limited liability company formed on April 14, 2016. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 30%.
CRA AIRCRAFT HOLDING LLC
A Delaware limited liability company formed on October 25, 2016. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 40%.
EIP HOLDINGS I, LLC (formerly, Solar Acquisition Holding I LLC)
A Delaware limited liability company formed on October 9, 2015. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 28.96%.
RED LAKE VENTURES, LLC
A Delaware limited liability company formed on April 21, 2014. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 31.52%.
TIMBERLAND FOREST HOLDING LLC
A Delaware limited liability company formed on October 12, 2015. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 37%.
VALIDUS HOLDING COMPANY LLC
A Delaware limited liability company formed on December 15, 2020. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 40.4%.
VALIDUS PHARMACEUTICALS LLC
A Delaware limited liability company formed on April 19, 2007. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 70.00%.
VGS ACQUISITION HOLDING, LLC
A Delaware limited liability company formed on July 24, 2015. Barings LLC is the manager of this entity and MassMutual Holding LLC’s investment ownership is 33.33%.
MassMutual has a 50% voting ownership interest in JFIN Parent LLC (“Jefferies”). The following are collateralized loan obligation vehicles of Apex Credit Holdings.
JFIN CLO 2012 LTD.
A Cayman Islands collateralized loan obligation vehicle senior secured term loans. Apex Credit Holdings LLC owns 100% of the subordinated notes of the CLO, and the CLO is managed by Apex Credit Partners LLC.
JFIN CLO 2013 LTD.
A Cayman Islands collateralized loan obligation vehicle senior secured term loans. Apex Credit Holdings LLC owns 100% of the subordinated notes of the CLO, and the CLO is managed by Apex Credit Partners LLC.
JFIN CLO 2014 LTD.
A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. Apex Credit Holdings LLC owns 100% of the subordinated notes of the CLO, and the CLO is managed by Apex Credit Partners LLC.

JFIN CLO 2014-II LTD.
A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. Apex Credit Holdings LLC owns 100% of the subordinated notes of the CLO, and the CLO is managed by Apex Credit Partners LLC.
JFIN CLO 2015 LTD.
A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. The CLO is managed by Apex Credit Partners LLC, with Apex Credit Holdings LLC owning 100% of the subordinated notes of the CLO.
JFIN CLO 2015-II Ltd.
A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. Apex Credit Holdings LLC owns 85% of this company.
JFIN CLO 2016 Ltd.
A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. The CLO is managed by Apex Credit Partners LLC, with Apex Credit Holdings LLC owning 100% of the subordinated notes of the CLO.
JFIN CLO 2017 Ltd.
A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. The CLO is managed by Apex Credit Partners LLC, with Apex Credit Holdings LLC owning 100% of the subordinated notes of the CLO.
JFIN CLO 2017-II Ltd.
A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. The CLO is managed by Apex Credit Partners LLC, with Apex Credit Holdings LLC owning 100% of the subordinated notes of the CLO.
The following are collateralized loan obligation vehicles of Jefferies Finance LLC, a subsidiary of Jefferies.
JFIN REVOLVER CLO 2017 Ltd.
A Cayman Islands collateralized loan obligation vehicle in senior secured revolving credit loans. Jefferies Finance LLC owns 100% of the subordinated notes of the CLO.
JFIN REVOLER CLO 2017-II Ltd.
A Cayman Islands collateralized loan obligation vehicle in senior secured revolving credit loans. Jefferies Finance LLC owns 100% of the subordinated notes of the CLO.
JFIN REVOLVER 2017-III Ltd.
A Cayman Islands collateralized loan obligation vehicle in senior secured revolving credit loans. Jefferies Finance LLC owns 100% of the subordinated notes of the CLO.
JFIN REVOLVER CLO 2018 Ltd.
A Cayman Islands collateralized loan obligation vehicle in senior secured revolving credit loans. The CLO is managed by Jefferies Finance LLC owns 100% of the subordinated notes of the CLO.
JFIN REVOLVER CLO 2019 LTD.
A Cayman Islands collateralized loan obligation vehicle investing in senior secured revolver credit loans. Jefferies Finance LLC owns 100% of the subordinated notes of the CLO .
JFIN REVOLVER CLO 2019-II LTD.
A Cayman Islands collateralized loan obligation vehicle investing in senior secured revolver credit loans. Jefferies Finance LLC owns 100% of the subordinated notes of the CLO .
JFIN REVOLVER CLO 2020 LTD.
A Cayman Islands collateralized loan obligation vehicle investing in senior secured revolver credit loans. Jefferies Finance LLC owns 100% of the subordinated notes of the CLO.
JFIN Revolver CLO 2021-II Ltd.
A Delaware limited company that invests in revolving credit loans. Jefferies Finance LLC owns 100%.
JFIN REVOLVER FUND, L.P.
A Delaware limited partnership formed to hold investments in revolving credit loans originated by Jefferies Finance LLC. MassMutual ownership is 57.95%
JFIN Revolver Funding 2021 Ltd.
A Delaware limited company that invests in revolving credit loans. Jefferies Finance LLC owns 100%.

JFIN Revolver Funding 2021-III Ltd.
A Delaware limited company that invests in revolving credit loans. Jefferies Finance LLC owns 100%.
JFIN Revolver Funding 2021-IV Ltd.
A Delaware limited company that invests in revolving credit loans. Jefferies Finance LLC owns 100%.
The following are investment-related special purpose entities of Baring Asset Management Limited.
BARINGS CORE FUND FEEDER I GP S.À.R.L.
Luxembourg – No number available
This company is wholly owned by Baring Asset Management Limited.
BARINGS EUROPEAN DIRECT LENDING 1GP LLP
England & Wales – OC398370
A limited liability partnership organized under the laws of England and Wales.
(99.9% owned by Barings Global Advisors Limited and 0.1% owned by Barings Asset Management Limited.)
BARINGS GPC GP S.À.R.L.
Luxembourg – No number available
A Luxembourg company that acts as the general partner to Barings Global Credit Fund (LUX) SCSp, SICAV-SIF. This company is wholly owned by Baring Asset Management Limited.
BARINGS INVESTMENT FUND (LUX) GP S.À.R.L.
Luxembourg – No number available
A Luxembourg company that acts as the general partner to Barings Investment Fund (LUX) SCSp, SICAV-SIF. This company is wholly owned by Baring Asset Management Limited.
BARINGS UMBRELLA FUND (LUX) GP S.À.R.L.
Luxembourg – No number available
A Luxembourg company that acts as the general partner to Barings Investment Fund (LUX) SCSp, SICAV-SIF. This company is wholly owned by Baring Asset Management Limited.
PREIF HOLDINGS LIMITED PARTNERSHIP
United Kingdom – No number available
This company is wholly owned by Baring Asset Management Limited.
The following is an investment-related special purpose entity of Baring Fund Managers Limited.
BCGSS 2 GP LLP
England & Wales – OC394864
This entity is 99.9% owned by Baring Fund Managers Limited and 0.1% owned by Barings Asset Management Limited.
II.	REGISTERED INVESTMENT COMPANY AFFILIATES:
Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.
•
MassMutual Premier Funds, a Massachusetts business trust that operates as a management investment company. The majority of shares are owned by MassMutual.
•
MML Series Investment Fund, a Massachusetts business trust that operates as a management investment company. All shares issued by the Trust are owned by MassMutual and certain of its affiliates.
•
MML Series Investment Fund II, a Massachusetts business trust that operates as a management investment company. All shares issued by MML Series Investment Fund II are owned by MassMutual and certain of its affiliates.
•
MassMutual Select Funds, a Massachusetts business trust that operates as a management investment company. The majority of shares are owned by MassMutual.
•
Barings Participation Investors, a Massachusetts business trust which operates as a closed-end investment company.
•
Barings Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company.
•
Barings Global Short Duration High Yield Fund, a Massachusetts business trust which operates as a closed-end investment company.
•
Barings Funds Trust, a Massachusetts business trust which operates as an open-end management investment company.

•
Barings BDC, Inc., formerly known as Triangle Capital Corporation, a Maryland corporation which operates as a business development company.
•
Barings Emerging Europe PLC.
Item 33. Indemnification
C.M. Life directors and officers are indemnified under Article V of the by-laws of C.M. Life’s parent company, Massachusetts Mutual Life Insurance Company (“MassMutual”), as set forth below.
ARTICLE V. of the By-laws of MassMutual provides for indemnification of directors and officers as follows:
“ARTICLE V.
INDEMNIFICATION
Subject to limitations of law, the Company shall indemnify:
(a)	each director, officer or employee;
(b)
any individual who serves at the request of the Company as a director, board member, committee member, partner, trustee, officer or employee of any foreign or domestic organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan, from and against all loss, liability and expense imposed upon or incurred by such person in connection with any threatened, pending or completed action, claim, suit, investigation or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened to be involved, by reason of any alleged act, omission or otherwise while serving in any such capacity, whether such action, claim, suit, investigation or proceeding is civil, criminal, administrative, arbitrative, or investigative and/or formal or informal in nature. Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives.
Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.
Notwithstanding the foregoing, no indemnification shall be provided with respect to:
(1)
any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

(2)
any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)
any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his or her delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any of such paragraphs. The termination of any action, claim, suit, investigation or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in the best interests of the Company.
The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.”
To provide certainty and more clarification regarding the indemnification provisions of the Bylaws set forth above, MassMutual has entered into indemnification agreements with certain officers who serve as a director of a subsidiary of MassMutual

(a “Subsidiary Director”). Pursuant to the Agreements, MassMutual agrees to indemnify a Subsidiary Director, to the extent legally permissible, against (a) all expenses, judgments, fines and settlements (“Costs”), liabilities, and penalties paid in connection with a proceeding involving the Subsidiary Director because he or she is a director of a subsidiary of MassMutual if the Subsidiary Director (i) acted in good faith, (ii) reasonably believed the conduct was in the subsidiary’s best interest; (iii) had no reasonable cause to believe the conduct was unlawful (in a criminal proceeding); and, (iv) engaged in conduct for which the Subsidiary Director shall not be liable under MassMutual’s Charter or By-Law. MassMutual further agrees to indemnify a Subsidiary Director, to the extent permitted by law, against all Costs paid in connection with any proceeding (i) unless the Subsidiary Director breached a duty of loyalty, (ii) except for liability for acts or omissions not in good faith, involving intentional misconduct or a knowing violation of law, (iii) except for liability under Section 6.40 of Chapter 156D of Massachusetts Business Corporation Act (“MBCA”), or (iv) except for liability related to any transaction from which the Subsidiary Director derived an improper benefit. MassMutual will also indemnify a Subsidiary Director, to the fullest extent authorized by the MBCA, against all expenses to the extent the Subsidiary Director has been successful on the merits or in defense of any proceeding. If any court determines that despite an adjudication of liability to the relevant subsidiary that the Subsidiary Director is entitled to indemnification, MassMutual will indemnify the Subsidiary Director to the extent permitted by law. Subject to the Subsidiary Director’s obligation to pay MassMutual in the event that the Subsidiary Director is not entitled to indemnification, MassMutual will pay the expenses of the Subsidiary Director prior to a final determination as to whether the Subsidiary Director is entitled to indemnification.
Item 34. Principal Underwriters
(a)
MML Investors Services, LLC (“MMLIS”) serves as principal underwriter of the contracts/policies/certificates sold by its registered representatives, and MML Distributors, LLC (“MML Distributors”) serves as principal underwriter of the certificates sold by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors.

MMLIS and MML Distributors, either jointly or individually, act as principal underwriters for:
Massachusetts Mutual Variable Life Separate Account I, Massachusetts Mutual Variable Annuity Separate Account 1, Massachusetts Mutual Variable Annuity Separate Account 2, Massachusetts Mutual Variable Annuity Separate Account 3, Massachusetts Mutual Variable Annuity Separate Account 4, Panorama Separate Account, Connecticut Mutual Variable Life Separate Account I, MML Bay State Variable Life Separate Account I, MML Bay State Variable Annuity Separate Account 1, Panorama Plus Separate Account, C.M. Multi-Account A, C.M. Life Variable Life Separate Account I, Massachusetts Mutual Variable Life Separate Account II, MassMutual Premier Funds, MassMutual Select Funds, and certain series of the MML Series Investment Fund and MML Series Investment Fund II.
MML Distributors also acts as principal underwriter for certain contracts that utilize the following registered separate accounts of
Talcott Resolution Life Insurance Company:
Talcott Resolution Life Insurance Company - DC Variable Account I
Talcott Resolution Life Insurance Company - Separate Account Two
Talcott Resolution Life Insurance Company - Separate Account Two (DC Variable Account II)
Talcott Resolution Life Insurance Company - Separate Account Two (QP Variable Account)
Talcott Resolution Life Insurance Company - Separate Account Two (NQ Variable Account)
Talcott Resolution Life Insurance Company - Separate Account Eleven
Talcott Resolution Life Insurance Company - Separate Account Twelve

(b)	MMLIS and MML Distributors are the principal underwriters for this Policy. The following people are officers and directors of MMLIS and member representative and officers of MML Distributors:
DIRECTORS AND OFFICERS OF MML INVESTORS SERVICES, LLC
Name	Positions and Offices	Principal Business Address
John Vaccaro	Director, Chief Executive Officer and Chairman of the Board	*

Wendy Benson	Director & President	*

Geoffrey Craddock	Director	470 Atlantic Avenue Boston, MA 02110

Michael Fanning	Director	*

Brian Foley	Vice President	*

Sean Newth	Director	*

William F. Monroe, Jr.	Vice President, Chief Products & Services Officer	*

Susan Scanlon	Chief Compliance Officer	*

James P. Puhala	Deputy Chief Compliance Officer	*

Thomas Bauer	Chief Technology Officer	*

David Mink	Vice President and Chief Operations Officer	11215 North Community House Rd. Charlotte, NC 28277

Mary B. Wilkinson	Vice President	11215 North Community House Rd. Charlotte, NC 28277

Joseph Sparacio	Agency Field Force Supervisor	11215 North Community House Rd. Charlotte, NC 28277

David Holtzer	Field Risk Officer	11215 North Community House Rd. Charlotte, NC 28277

Robert S. Rosenthal	Chief Legal Officer, Vice President and Secretary	*

Edward K. Duch, III	Assistant Secretary	*

Amy Francella	Assistant Secretary	*

Alyssa O'Connor	Assistant Secretary	*

Nathan Hall	Chief Financial Officer and Treasurer	*

Pablo Cabrera	Assistant Treasurer	*

Kevin Lacomb	Assistant Treasurer	*

Mario Morton	Registration Manager and Continuing Education Officer	*

Anthony Frogameni	Chief Privacy Officer	*

Kelly Pirrotta	AML Compliance Officer	*

John Rogan	Regional Vice President	*

Name	Positions and Offices	Principal Business Address
Michelle Pedigo	Regional Vice President	*

Michael Gilliland	Deputy CCO	*

Lee Zuber	Regional Vice President	*

Jeffrey Sajdak	Assistant Treasurer	*

Julieta Sinisgalli	Assistant Treasurer	*
*	1295 State Street, Springfield, MA 01111-0001

MEMBER REPRESENTATIVE AND OFFICERS OF MML DISTRIBUTORS, LLC
Name	Positions and Offices	Principal Business Address
Paul LaPiana	Chief Executive Officer and President	*

Nathan Hall	Chief Financial Officer and Treasurer	*

Michael Fanning	Member Representative	*

Robert S. Rosenthal	Vice President, Chief Legal Officer, and Secretary	*

Alyssa O’Connor	Assistant Secretary	*

Kevin LaComb	Assistant Treasurer	*

Edward K. Duch, III	Assistant Secretary	*

James P. Puhala	Chief Compliance Officer	*

Stephen Alibozek	Entity Contracting Officer	*

Pablo Cabrera	Assistant Treasurer	*

Vincent Baggetta	Chief Risk Officer	**

Julieta Sinisgalli	Assistant Treasurer	*

Jeffrey Sajdak	Assistant Treasurer	*

Mario Morton	Registration Manager and Continuing Education Officer	*

Aruna Hobbs	Vice President	One Marina Parke Avenue Boston, MA 02210

Kelly Pirotta	AML Compliance Officer	*
*	1295 State Street, Springfield, MA 01111-0001
**	100 Bright Meadow Boulevard, Enfield, CT 06082-1981
(c)	Compensation From the Registrant
For information about all commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year, refer to the “Distribution” section of the Statement of Additional Information.
Item 35. Location of Accounts and Records
All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through C.M. Life Insurance Company, 100 Bright Meadow Boulevard, Enfield, CT 06082 and 1295 State Street, Springfield, MA 01111.
Item 36. Management Services
Not Applicable

Item 37. Fee Representation
REPRESENTATION UNDER SECTION
26(f)(2)(A) OF THE INVESTMENT
COMPANY ACT OF 1940
With respect to the policy described in this Registration Statement, C.M. Life Insurance Company hereby represents that the fees and charges deducted under the Individual, Flexible Premium, Adjustable Variable Life Insurance Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by C.M. Life Insurance Company.

SIGNATURES
As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, C. M. Life Variable Life Separate Account I, has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Springfield and the Commonwealth of Massachusetts, on this 23rd day of September, 2021.
C.M. LIFE VARIABLE LIFE SEPARATE ACCOUNT I
(Registrant)

C.M. LIFE INSURANCE COMPANY
(Depositor)

By:	ROGER W. CRANDALL
Roger W. Crandall
President and Chief Executive Officer
(principal executive officer)
C.M. Life Insurance Company
As required by the Securities Act of 1933, and the Investment Company Act of 1940 (together referred to as the “Acts”), this Initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose name appears below hereby constitutes and appoints Michael J. O’Connor, General Counsel of Massachusetts Mutual Life Insurance Company (“MassMutual”), John E. Deitelbaum, Head of MMUS Law, and Gary F. Murtagh, Head of MMUS Product and Operations Law (collectively referred to hereafter as “Attorneys”) and each of them individually, such person’s true and lawful attorneys and agents with full power and authority to take any action and to execute all instruments they deem necessary or advisable to enable C.M. Life and its separate account, C.M. Life Variable Life Separate Account I, to comply with the Acts and any rule, regulation, order, or other requirement of the Securities and Exchange Commission, including authority to sign for such person and in such person’s name and capacity as indicated below any and all amendments to this Initial Registration Statement on Form N-6 for the Electrum Select individual flexible premium, adjustable, variable life insurance policy File No. 333-[to be determined], hereby ratifying such person’s signature as it may be signed by said Attorneys to any and all amendments (pre-effective and post-effective amendments).
Signature	Title	Date

ROGER W. CRANDALL	Director, President and Chief Executive Officer (principal executive officer)	September 23, 2021
Roger W. Crandall

ELIZABETH A. WARD	Chief Financial Officer (principal financial officer)	September 23, 2021
Elizabeth A. Ward

SEAN NEWTH	Corporate Controller (principal accounting officer)	September 23, 2021
Sean Newth

MICHAEL J. O’CONNOR	Director	September 23, 2021
Michael J. O’Connor

MICHAEL R. FANNING	Director	September 23, 2021
Michael R. Fanning

INDEX TO EXHIBITS
Item 30.	Exhibits
Item 30.	Exhibit (a)	Resolution of Board of Directors of C.M. Life Ins. Co. establishing the Separate Account

Item 30.	Exhibit (c)	i.	MML Investors Services, LLC Underwriting and Servicing Agreement dated 12/16/2014

Item 30.	Exhibit (c)	ii.	MML Strategic Distributors, LLC Underwriting and Servicing Agreement dated 4/1/2014

Item 30.	Exhibit (d)	i.	Flexible Premium Adjustable Variable Life Insurance Policy

Item 30.	Exhibit (d)	ii.	Cash Surrender Value Enhancement Rider

Item 30.	Exhibit (d)	iii.	Overloan Protection Rider

Item 30.	Exhibit (d)	iv.	Supplemental Monthly Term Insurance Rider

Item 30.	Exhibit (e)	i.	Individual Life Insurance Application

Item 30.	Exhibit (e)	ii.	Individual Life Insurance Policy Change Form

Item 30.	Exhibit (f)	i.	Charter documentation of C.M. Life Ins. Co. as approved 4/25/1980

Item 30.	Exhibit (f)	ii.	By-Laws of C.M. Life Insurance Company

Item 30.	Exhibit (h)	i.	a.	1.	AIM Participation Agmt. dated 4/30/2004

Item 30.	Exhibit (h)	i.	a.	1.	i.	AIM Amend. No. 1 to Participation Agmt. dated and eff. 4/30/2010

Item 30.	Exhibit (h)	i.	b.	1.	American Century Shareholder Svcs. Agmt. dated as of 5/14/1998

Item 30.	Exhibit (h)	i.	b.	1.	i.	American Century Amend. No. 1 to Shareholder Svcs. dated and eff. as of 5/1/1999

Item 30.	Exhibit (h)	i.	b.	1.	ii.	American Century Amend. No. 2 to Shareholder Svcs. dated and eff. as of 9/1/1999

Item 30.	Exhibit (h)	i.	b.	1.	iii.	American Century Amend. No. 3 to Shareholder Svcs. dated and eff. as of 1/1/2000

Item 30.	Exhibit (h)	i.	b.	1.	iv.	American Century Amend. No. 4 to Shareholder Svcs. dated and eff. as of 8/1/2003

Item 30.	Exhibit (h)	i.	b.	1.	v.	American Century Amend. No. 5 to Shareholder Svcs. eff. as of 11/1/2008

Item 30.	Exhibit (h)	i.	b.	1.	vi.	American Century Amend. No. 6 to Shareholder Svcs. eff. as of 3/1/2011

Item 30.	Exhibit (h)	i.	c.	1.	American Funds Participation Agmt. dated as of 3/7/2003

Item 30.	Exhibit (h)	i.	c.	1.	i.	American Funds Amend. to Participation Agmt. dated as of 5/1/2006

Item 30.	Exhibit (h)	i.	c.	1.	ii.	American Funds Amend. No. 2 to Participation Agmt. dated as of 4/30/2010

Item 30	Exhibit (h)	i.	c.	1	iv.	American Funds Amend. No. 4 to Participation Agmt. dated as of 11/18/2020

Item 30.	Exhibit (h)	i.	c.	2.	American Funds Business Agmt. dated as of 3/7/2003

Item 30.	Exhibit (h)	i.	c.	2.	i.	American Funds First Amend. to Business Agmt. eff. 5/1/2013

Item 30	Exhibit (h)	i.	f.	1.	ii.	Delaware Amendment to Participation Agmt. as of 1/1/2021

Item 30.	Exhibits

Item 30.	Exhibit (h)	i.	g.	1.	Dimensional Participation Agreement dated as of 1/27/2021

Item 30.	Exhibit (h)	i.	g.	1.	i.	Dimensional Amendment to Participation Agmt. effective as of 7/1/2021

Item 30	Exhibit (h)	i.	g.	1.	ii.	Joinder to Participation Agreement dated 8/23/2021

Item 30.	Exhibit (h)	i.	h.	1	ii.	Eaton Vance Amendment No. 2 to Participation Agmt. dated 8/10/2021

Item 30.	Exhibit (h)	i.	h.	2.	i.	Eaton Vance Amendment No. 1 to Shareholder Servicing Agmt dated 8/10/2021

Item 30.	Exhibit (h)	i.	i.	2.	Fidelity Summary Prospectus Agreement eff. 5/1/2011

Item 30.	Exhibit (h)	i.	i.	3.	i	Fidelity Amend. to Service Contract effective 11/1/2018

Item 30.	Exhibit (h)	i.	j.	1.	Franklin Templeton Participation Agmt. dated as of 5/1/2000

Item 30.	Exhibit (h)	i.	j.	1.	i.	Franklin Templeton Amend. to Participation Agmt. eff. 4/15/2001

Item 30.	Exhibit (h)	i.	j.	1.	ii.	Franklin Templeton Amend. No. 2 to Participation Agmt. eff. 5/1/2003

Item 30.	Exhibit (h)	i.	j.	1.	iii.	Franklin Templeton Amend. No. 3 to Participation Agmt. eff. 6/5/2007

Item 30.	Exhibit (h)	i.	j.	1.	iv.	Franklin Templeton Amend. No. 4 to Participation Agmt. dated 10/25/2010

Item 30.	Exhibit (h)	i.	j.	1.	v.	Franklin Templeton Addendum to Participation Agmt. (and MML Distributors, LLC) eff. as of 3/20/2012

Item 30.	Exhibit (h)	i.	j.	1.	vi.	Franklin Templeton Addendum to Participation Agmt. eff. as of 1/15/2013

Item 30.	Exhibit (h)	i.	k.	1.	Goldman Sachs Participation Agmt. dated as of 11/1/1999

Item 30.	Exhibit (h)	i.	k.	1.	i.	Goldman Sachs Amend. No. 1 eff. 5/1/2000

Item 30.	Exhibit (h)	i.	k.	1.	ii.	Goldman Sachs Amend. No. 2 eff. 4/15/2001

Item 30.	Exhibit (h)	i.	k.	1.	iii.	Goldman Sachs Amend. No. 3 eff. 4/6/2011

Item 30.	Exhibit (h)	i.	k.	2.	Goldman Sachs Administrative Services Agreement dated 11/11/1999

Item 30.	Exhibit (h)	i.	l.	1.	Ivy Participation Agmt. dated as of 10/25/2012

Item 30.	Exhibit (h)	i.	l.	1.	i.	Ivy First Amend. dated 1/18/2013

Item 30.	Exhibit (h)	i.	m.	1.	i.	JP Morgan Amendment No. 1 to Participation Agmt. dated 8/26/2021

Item 30.	Exhibit (h)	i.	m.	2.	i.	JP Morgan Amendment No. 1 to Supplemental Payment Agmt. dated 8/26/2021

Item 30	Exhibit (h)	i.	n.	1.	i.	Lord Abbett Amend. No. 1 to PA dated 9/20/2021

Item 30	Exhibit (h)	i.	n.	2.	i.	Lord Abbett Amend. No. 1 to Service Agmt. dated 9/20/2021

Item 30	Exhibit (h)	i.	n.	3.	i.	Lord Abbett Amend. No. 1 to Admin. Svc. Agmt. dated 9/20/2021

Item 30.	Exhibits
Item 30.	Exhibit (h)	i.	p.	1	MML Participation Agmt. dated 8/15/2008

Item 30.	Exhibit (h)	i.	s.	1.	T. Rowe Price Participation Agmt. dated as of 6/1/1998

Item 30.	Exhibit (h)	i.	s.	1.	i.	T. Rowe Price Amend. eff. 12/15/1999

Item 30.	Exhibit (h)	i.	s.	1.	ii.	T. Rowe Price Amend. eff. 5/1/2003

Item 30.	Exhibit (h)	i.	s.	1.	iii.	T. Rowe Price Amend. eff. 5/1/2006

Item 30.	Exhibit (h)	i.	s.	1.	iv.	T. Rowe Price Amend. eff. 1/7/2008

Item 30.	Exhibit (h)	i.	s.	1.	v.	T. Rowe Price Amend. eff. 3/21/2013

Item 30.	Exhibit (h)	i.	t.	1.	TOPS Participation Agreement dated 10/9/2020

Item 30	Exhibit (h)	i.	t.	1.	i	TOPS Amendment No. 1 effective March 1, 2021

Item 30.	Exhibit (h)	i.	t.	1	ii.	TOPS Amendment No. 2 dated 8/17/2021.

Item 30.	Exhibit (h)	ii.	a.	Shareholder Information Agreement for AIM Investment Services, Inc. effective 10/15/2007

Item 30.	Exhibit (h)	ii.	b.	Shareholder Information Agreement for American Century Investment Services, Inc. eff. 10/16/2007

Item 30.	Exhibit (h)	ii.	c.	Shareholder Information Agreement for American Funds Service Company eff. 10/16/2007

Item 30.	Exhibit (h)	ii.	c.	i.	American Funds Amend. No. 1 to Service dated 8/22/2008

Item 30.	Exhibit (h)	ii.	g.	Shareholder Information Agreement for Franklin/Templeton Distributors, Inc. eff. 4/16/2007

Item 30.	Exhibit (h)	ii.	h.	Shareholder Information Agreement for Goldman Sachs & Co. eff. 10/16/2007

Item 30.	Exhibit (h)	ii.	i.	Shareholder Information Agreement for Ivy Funds Var. Ins. Port. Amended and Restated Agmt. dated 11/13/2012

Item 30.	Exhibit (h)	ii.	j.	Shareholder Information Agreement for MFS® Fund Distributors, Inc. eff. 10/16/2007

Item 30.	Exhibit (h)	ii.	n.	Shareholder Information Agreement for T. Rowe Price Services, Inc., T. Rowe Price Investment Services, Inc. eff. 10/16/2007

Item 30.	Exhibit (q)	SEC Procedures Memorandum dated 9/20/2021

Item 30.	Exhibit (r)	Form of Initial Summary Prospectus